Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

SUNRISE REALTY TRUST, INC.,

SUNRISE MERGER SUB, LLC,

SOUTHERN REALTY TRUST INC.

AND, SOLELY FOR THE LIMITED PURPOSES SET FORTH HEREIN,

SUNRISE MANAGER LLC

DATED AS OF AUGUST 5, 2026

- i -

- ii -

DISCLOSURE LETTERS

SRT Disclosure Letter

SUNS Disclosure Letter

EXHIBITS

Exhibit A – Form of SUNS A&R Management Agreement

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AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of August 5, 2026 (this “Agreement”), is entered into by and among Sunrise Realty Trust, Inc., a Maryland corporation (“SUNS”), Sunrise Merger Sub, LLC, a Maryland limited liability company and a wholly owned subsidiary of SUNS (“Merger Sub”), Southern Realty Trust Inc., a Maryland corporation (“SRT”) and solely for purposes of Section 2.6, Section 3.1(a)(i)(B), Section 3.2(a), Section 3.3(a), Section 3.4 and Article 5, Sunrise Manager LLC, a Delaware limited liability company and the external manager of SUNS (“SUNS Manager”). Each of SUNS, Merger Sub and SRT is sometimes referred to individually herein as a “Party” and collectively as the “Parties.” Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in Article 1.

WHEREAS, SUNS and SRT are Maryland corporations, each operating as a real estate investment trust within the meaning of, and under the provisions of, Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the “Code”), for U.S. federal income tax purposes (“REIT”);

WHEREAS, Merger Sub is a direct, wholly owned subsidiary of SUNS;

WHEREAS, the Parties intend to effect a merger in which SRT will be merged with and into Merger Sub (the “Merger”), with Merger Sub being the surviving entity, and each share of SRT Common Stock issued and outstanding immediately prior to the Merger Effective Time that is not cancelled and retired pursuant to this Agreement will be converted into the right to receive the Merger Consideration, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Maryland General Corporation Law (the “MGCL”) and the Maryland Limited Liability Company Act (the “MLLCA”);

WHEREAS, on the unanimous recommendation of the special committee (the “SRT Special Committee”) of the board of directors of SRT (the “SRT Board”), the SRT Board has unanimously (a) determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are advisable and in the best interest of SRT, (b) authorized and approved this Agreement, the Merger and the other transactions contemplated by this Agreement, (c) directed that the Merger be submitted for consideration at the SRT Stockholders Meeting and (d) resolved to recommend the approval of the Merger by the SRT Stockholders;

WHEREAS, on the unanimous recommendation of the special committee (the “SUNS Special Committee”) of the board of directors of SUNS (the “SUNS Board”), the SUNS Board has unanimously (a) determined that this Agreement, the Stock Issuance, the Merger and the other transactions contemplated by this Agreement are advisable and in the best interest of SUNS, (b) authorized and approved the Stock Issuance, this Agreement, the Merger and the other transactions contemplated by this Agreement, (c) directed that the Stock Issuance be submitted for consideration at the SUNS Stockholders Meeting and (d) resolved to recommend the approval of the Stock Issuance by the SUNS Stockholders;

WHEREAS, SUNS, in its capacity as the sole member of Merger Sub, has taken all actions required for the execution of this Agreement by Merger Sub and to approve this Agreement and the consummation by Merger Sub of the Merger and the other transactions contemplated by this Agreement;

WHEREAS, as an inducement to SUNS to enter into this Agreement, concurrently with the execution and delivery of this Agreement, SRT and certain SRT Stockholders have entered into (a) a voting and support agreement (the “SRT Voting Agreement”), pursuant to which, among other things, each such Person has agreed, solely in such Person’s capacity as a SRT Stockholder and subject to the terms of the SRT Voting Agreement, to vote all of their SRT Common Stock in favor of the Merger and (b) the Lock-Up Agreement with respect to the shares of SUNS Common Stock to be issued to them as Merger Consideration in connection with the Merger;

WHEREAS, as an inducement to SRT to enter into this Agreement, concurrently with the execution and delivery of this Agreement, SUNS and certain SUNS Stockholders have entered into a voting and support agreement (the “SUNS Voting Agreement” and, together with the SRT Voting Agreement, the “Voting Agreements”), pursuant to which, among other things, each such Person has agreed, solely in such Person’s capacity as a SUNS Stockholder and subject to the terms of the SUNS Voting Agreement, to vote all of their SUNS Common Stock in favor of the Stock Issuance;

WHEREAS, in connection with this Agreement, the Merger and the other transactions contemplated herein, and to induce SUNS to enter into this Agreement, SRT and the SRT Manager have entered into that certain SRT Manager Termination Agreement, dated as of the date hereof, pursuant to which, among other things, (a) the SRT Manager has agreed to (i) pay SRT an amount equal to, and for purposes of funding, the SRT Special Distribution prior to the Closing in accordance with Section 6 of the SRT Management Agreement and Section 6.6.2 of the SRT Charter, and (ii) waive any right to receive a termination fee or similar payment from SRT or any SRT Subsidiary in connection with the Merger and other transactions contemplated by this Agreement and (b) the SRT Management Agreement will be terminated with no further liability to SRT or any SRT Subsidiary, effective as of the Merger Effective Time;

WHEREAS, in connection with this Agreement, the Merger and the other transactions contemplated herein, and to induce SRT to enter into this Agreement, SUNS and the SUNS Manager have agreed to enter into the SUNS A&R Management Agreement in order to amend and restate the SUNS Management Agreement effective as of the Closing;

WHEREAS, for U.S. federal income tax purposes, it is intended that the Merger shall qualify as a “reorganization” under, and within the meaning of, Section 368(a) of the Code, and this Agreement is intended to be and is adopted as a “plan of reorganization” for the Merger for purposes of Sections 354 and 361 of the Code; and

WHEREAS, each of the Parties desires to make certain representations, warranties, covenants and agreements in connection with the Merger, and to prescribe various conditions to the Merger.

NOW THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, agree as follows:

Article 1

DEFINITIONS

Section 1.1 Definitions.

(a) For purposes of this Agreement:

“Acceptable NDA” means a confidentiality agreement (i) with a term of at least one (1) year and terms that are not materially less favorable in the aggregate to SUNS, in the case of a SRT Acquisition Proposal, or to SRT, in the case of a SUNS Acquisition Proposal, than the Confidentiality Agreement and (ii) that does not prohibit SRT from complying with Section 7.4 or SUNS from complying with Section 7.5, as applicable, or contain terms that would restrict in any manner SRT’s or SUNS’s ability to consummate the Merger.

“Action” means any claim, action, cause of action, demand, suit, litigation, investigation, audit, proceeding, arbitration, mediation, interference, assessment, hearing or other legal proceeding (whether sounding in contract, tort or otherwise, whether civil or criminal and whether brought, conducted, tried or heard by or before any Governmental Authority).

“Affiliate” of a specified Person means a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person. Notwithstanding the foregoing, (i) SUNS, Merger Sub and SUNS Manager shall not be deemed Affiliates of SRT and (ii) SRT and SRT Manager and their respective Subsidiaries shall not be deemed Affiliates of SUNS or Merger Sub.

“Alternative Acquisition Agreement” means any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement (other than an Acceptable NDA) relating to any SRT Acquisition Proposal or SUNS Acquisition Proposal, as applicable.

“Anti-Corruption Laws” means (i) the U.S. Foreign Corrupt Practices Act of 1977 and (ii) any applicable anti-bribery, anti-money laundering, anti-corruption or similar Law of any other jurisdiction.

“Benefit Plan” means, with respect to a Person, any benefit or compensation plan, program, policy, practice, Contract or other obligation, whether or not funded, that is sponsored or maintained by, or required to be contributed to, or with respect to which any potential liability is borne by such Person or any of its Subsidiaries, including, but not limited to, “employee benefit plans” (within the meaning of Section 3(3) of ERISA), and any employment, consulting, termination, severance, change in control, separation, retention, equity option, equity appreciation rights, restricted equity, phantom equity, equity-based compensation, profits interest unit, outperformance, equity purchase, deferred compensation, bonus, incentive compensation, fringe benefit, health, medical, dental, disability, accident, life insurance, welfare benefit, cafeteria, vacation, paid time off, perquisite, retirement, pension or savings or any other compensation or employee benefit plan, agreement, program, policy, practice, understanding or other arrangement, whether or not subject to ERISA.

“Business Day” means any day ending at 11:59 p.m., New York City time, other than a Saturday, Sunday or any day on which the SDAT is closed or banks located in New York, New York are authorized or required by Law to be closed.

“Confidentiality Agreement” means the Mutual Confidentiality Agreement, dated as of April 27, 2026, as may be amended, by and between SUNS and SRT.

“Contract” means any written or oral contract, agreement, indenture, note, bond, instrument, lease, conditional sales contract, mortgage, license, guaranty, binding commitment or other obligation.

“Eligible Shares” means each share of SRT Common Stock outstanding immediately prior to the Merger Effective Time, other than Cancelled Shares and Rollover Restricted Shares.

“Environmental Law” means any Law (including common law) relating to the investigation, pollution (or cleanup or other remediation thereof), restoration or protection of the natural resources, endangered or threatened species, or environment (including ambient air, soil, surface water, groundwater, land surface or subsurface land), or human health or safety (as such matters relate to Hazardous Substances), including Laws relating to (i) the use, handling, presence, transportation, treatment, generation, processing, recycling, remediation, storage, disposal, release or discharge of Hazardous Substances and (ii) any noise, odor, indoor air, employee exposure, wetlands, pollution, contamination or any injury or threat of injury to persons or property relating to any Hazardous Substance.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means, with respect to an entity (the “Referenced Entity”), any other entity, which, together with the Referenced Entity, would be treated as a single employer under Code Section 414 or ERISA Section 4001.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Exchange Ratio” means 1.45 shares of SUNS Common Stock for each share of SRT Common Stock.

“Fundamental Representations” means the representations and warranties contained in Section 4.1 (Organization and Qualification; Subsidiaries); Section 4.2 (Authority; Approval Required); Section 4.3(a)(i) (No Conflict; Required Filings and Consents); Section 4.4 (Capital Structure); Section 4.5(e) (Investment Company Act); Section 4.11(b) (REIT Status); Section 4.16 (Brokers); Section 4.17 (Opinion of SRT Financial Advisor); Section 4.18 (Takeover Statutes; Appraisal Rights); Section 5.1 (Organization and Qualification; Subsidiaries); Section 5.2 (Authority); Section 5.3(a)(i) (No Conflict; Required Filings and Consents); Section 5.4 (Capital Structure); Section 5.5(f) (Investment Company Act); Section 5.11(b) (REIT Status); Section 5.16 (Brokers); Section 5.17 (Opinion of SUNS Financial Advisor); and Section 5.18 (Takeover Statutes; Appraisal Rights).

“GAAP” means the United States generally accepted accounting principles.

“Governmental Authority” means the United States (federal, state or local) government or any foreign government, or any other governmental or quasi-governmental regulatory, judicial or administrative authority, instrumentality, board, bureau, agency, commission, body, department, self-regulatory organization, arbitration panel or similar entity or subdivision thereof.

“Group” shall have the meaning ascribed to such term in Section 13(d) under the Exchange Act.

“Hazardous Substances” means (i) those materials, substances, chemicals, wastes, products, compounds, solid, liquid, gas, and minerals, in each case, whether naturally occurring or man-made, that are listed, designated, classified or regulated as hazardous or toxic under any Environmental Law; (ii) petroleum and petroleum-derived products, including crude oil and any fractions thereof, and lead-containing paint or plumbing; and (iii) polychlorinated biphenyls, urea formaldehyde foam insulation, mold, methane, asbestos in any form, radioactive materials or wastes and radon.

“Indebtedness” means, with respect to any Person and without duplication, (i) the principal of and premium (if any) of all indebtedness, notes payable, accrued interest payable or other obligations for borrowed money, whether secured or unsecured, (ii) all obligations under conditional sale or other title retention agreements, or incurred as financing, in either case with respect to assets acquired by such Person, (iii) all obligations issued, undertaken or assumed as the deferred purchase price for any assets, (iv) all obligations under capital leases, (v) all obligations in respect of bankers’ acceptances or letters of credit, (vi) net cash payment obligations under interest rate cap, swap, collar or similar transaction or currency hedging transactions (valued at the termination value thereof), (vii) any guarantee of any of the foregoing, whether or not evidenced by a note, mortgage, bond, indenture or similar instrument and (viii) any agreement to provide any of the foregoing.

“Intellectual Property” means all United States and foreign (i) patents, patent applications and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions and extensions thereof, (ii) trademarks, service marks, trade dress, logos, trade names, corporate names, Internet domain names, design rights and other source identifiers, together with the goodwill symbolized by any of the foregoing, (iii) registered and unregistered copyrights and rights in copyrightable works, (iv) rights in confidential and proprietary information, including trade secrets, know-how, ideas, formulae, invention disclosure, models, algorithms and methodologies, (v) all rights in the foregoing and in other similar intangible assets and (vi) all applications and registrations for the foregoing.

“Investment Company Act” means the Investment Company Act of 1940, as amended.

“IRS” means the United States Internal Revenue Service or any successor agency.

“Knowledge” means (i) with respect to SRT, the actual knowledge of the persons named in Section 1.1(a) of the SRT Disclosure Letter and (ii) with respect to SUNS, the actual knowledge of the persons named in Section 1.1(a) of the SUNS Disclosure Letter.

“Law” means any and all domestic (federal, state or local) or foreign laws, statutes, common laws, rules, ordinances, codes, regulations and Orders promulgated by any Governmental Authority.

“Lien” means with respect to any asset (including any security), any mortgage, deed of trust, claim, condition, covenant, lien, pledge, hypothecation, charge, security interest, preferential arrangement, option or other Third Party right (including right of first refusal or first offer), restriction, right of way, easement, or title defect or encumbrance of any kind in respect of such asset, including any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership.

“Lock-Up Agreement” means that certain lock-up agreement, dated as of the date hereof, between SUNS and certain SRT Stockholders.

“Nasdaq” means the Nasdaq Stock Market, LLC, including the Nasdaq Capital Market or such other Nasdaq market on which shares of SUNS Common Stock are listed.

“Order” means a judgment, writ, stipulation, injunction, order or decree of any Governmental Authority.

“Per Share Additional SUNS Manager Consideration” means an amount equal to $0.05 per share, without interest.

“Permitted Liens” means any of the following: (i) Liens for current Taxes or governmental assessments, charges or claims of payment not yet delinquent or that are being contested in good faith and for which adequate accruals or reserves have been established as of the date of this Agreement; (ii) Liens that are carriers’, suppliers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s, construction or other similar Liens arising in the ordinary course of business if the underlying obligations are not delinquent, or are being contested in good faith; (iii) with respect to any real property, Liens that are zoning, building or other regulations, requirements, entitlements or other land use or environmental regulations by any Governmental Authority that do not materially impact the use of the real property as currently conducted; (iv) with respect to SRT, Liens that are disclosed on Section 4.4(b) of the SRT Disclosure Letter, and with respect to SUNS, Liens that are disclosed on Section 5.4(c) of the SUNS Disclosure Letter; (v) with respect to SUNS, Liens that are disclosed in the most recent Quarterly Report on Form 10-Q filed by SUNS; (vi) with respect to SRT, Liens arising pursuant to any SRT Material Contract or, with respect to SUNS, Liens arising pursuant to any SUNS Material Contract; (vii) with respect to any real property of SRT or SUNS, Liens that are recorded in a public record or disclosed on existing title policies made available to the other Party prior to the date hereof and any unrecorded easements (including reciprocal easement agreements), rights of way and other similar restrictions; and (viii) with respect to SRT or SUNS, as applicable, Liens that were incurred in the ordinary course of business since December 31, 2025 and that do not materially interfere with the use, operation or transfer of, or any of the benefits of ownership of, the property of such Party and its Subsidiaries, taken as a whole.

“Person” or “person” means an individual, corporation, partnership, limited partnership, limited liability company, group (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or other entity or organization (including any Governmental Authority or a political subdivision, agency or instrumentality of a Governmental Authority).

“Professional Employer Organization” means ADP.

“Representatives” means, with respect to any Person, such Person’s directors, officers, employees, external manager (but only in such capacity), advisors (including attorneys, accountants, consultants, investment bankers and financial advisors), agents and other representatives.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the U.S. Securities and Exchange Commission (including the staff thereof).

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“SRT Acquisition Proposal” means any bona fide proposal or offer from any Third Party made after the date of this Agreement, whether in one transaction or a series of related transactions, relating to any (A) merger, consolidation, share exchange, business combination or similar transaction involving SRT or any SRT Subsidiary that would constitute a “significant subsidiary” (as defined in Rule 1-02 of Regulation S-X) representing twenty percent (20%) or more of the consolidated assets of SRT, (B) sale or other disposition, by merger, consolidation, share exchange, business combination or any similar transaction, of any assets of SRT or any SRT Subsidiaries that are significant subsidiaries representing twenty percent (20%) or more of the consolidated assets of SRT, (C) issue, sale or other disposition by SRT or any SRT Subsidiaries of (including by way of merger, consolidation, share exchange, business combination or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into, such securities) representing twenty percent (20%) or more of the votes associated with the outstanding shares of SRT Common Stock, (D) tender offer or exchange offer in which any Third Party or Group shall acquire beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act), or the right to acquire beneficial ownership, of twenty percent (20%) or more of the votes associated with the outstanding shares of SRT Common Stock or (E) recapitalization, restructuring, liquidation, dissolution or other similar type of transaction with respect to SRT in which a Third Party shall acquire beneficial ownership of twenty percent (20%) or more of the outstanding shares of SRT Common Stock; provided, however, that the term “SRT Acquisition Proposal” shall not include (I) the Merger or any of the other transactions contemplated by this Agreement or (II) any merger, consolidation, business combination, reorganization, recapitalization or similar transaction solely among SRT and any SRT Subsidiaries or solely among SRT Subsidiaries.

“SRT Bylaws” means the Second Amended and Restated Bylaws of SRT.

“SRT Charter” means the charter of SRT.

“SRT Equity Incentive Plan” means the SRT 2024 Equity Incentive Plan.

“SRT Governing Documents” means the SRT Bylaws and the SRT Charter.

“SRT Intervening Event” means a change in circumstances or development that materially affects the business, assets or operations of SRT and the SRT Subsidiaries, taken as a whole, that was not known to or reasonably foreseeable by the SRT Board prior to the execution of this Agreement, which change in circumstances or development becomes known to the SRT Board prior to SRT Stockholder Approval being obtained; provided, however, that in no event shall the following events, circumstances or changes constitute a SRT Intervening Event: (i) the receipt, existence or terms of a SRT Acquisition Proposal or any matter relating thereto or consequence thereof, (ii) the fact that SRT meets or exceeds internal or published projections, budgets, forecasts or estimates of revenues, earnings or other financial results or metrics for any period (provided, however, that the underlying causes of such change or fact will not be excluded by this clause (ii)) or (iii) any effect arising out of the announcement or pendency of, or any actions required to be taken pursuant to, this Agreement.

“SRT Management Agreement” means the Management Agreement, dated as of January 1, 2024, by and between SRT and SRT Manager, as amended by the First Amendment thereto, dated as of April 1, 2024.

“SRT Manager” means SRT Group LLC, a Delaware limited liability company and the external manager of SRT.

“SRT Manager Termination Agreement” means the Termination Agreement, dated as of the date of this Agreement, by and between SRT and SRT Manager.

“SRT Material Adverse Effect” means any event, circumstance, change, effect, development, condition or occurrence that, individually or in the aggregate, (i) would reasonably be expected to have a material adverse effect on the business, properties, assets, liabilities, condition (financial or otherwise) or results of operations of SRT and the SRT Subsidiaries, taken as a whole, or (ii) would reasonably be expected to prevent or materially impair the ability of SRT to consummate the Merger before the Outside Date; provided, however, that with respect to clause (i), the following shall not be deemed to constitute, or be taken into account in determining, whether a SRT Material Adverse Effect has occurred: (A) any failure of SRT to meet any projections or forecasts or any estimates of earnings, revenues or other metrics for any period (provided, that the exception in this clause (A) will not prevent any event, circumstance, change, effect, development, condition or occurrence giving rise to such failure, if not otherwise excluded from the definition of SRT Material Adverse Effect, from being taken into account in determining whether there has been a SRT Material Adverse Effect), (B) any changes that generally affect the real estate industries in which SRT and SRT Subsidiaries operate, (C) any changes in the United States or global economy or capital, financial or securities markets generally, including changes in interest or exchange rates, (D) any changes in the regulatory or political conditions in the United States or in any other country or region of the world, (E) the commencement, escalation or worsening of a war or armed hostilities or the occurrence of acts of terrorism or sabotage occurring after the date hereof, (F) the negotiation, execution, announcement, pendency or consummation of this Agreement, the Merger or the other transactions contemplated hereby, including the identity of SUNS or Merger Sub and any impact thereof on relationships, contractual or otherwise, with stockholders, lenders, borrowers, financing sources, counterparties, managers, employees, service providers, tenants, customers, suppliers, Governmental Authorities or other third parties, (G) compliance with the terms of this Agreement, (H) earthquakes, hurricanes, floods or other natural disasters, (I) any epidemic, pandemic or disease outbreak or any worsening thereof or (J) changes in GAAP or in any Law of general applicability (or the interpretation or enforcement of the foregoing), provided, further, that if any event described in any of clauses (B), (C), (D), (E), (H), (I) or (J) has had a disproportionate adverse impact on SRT and SRT Subsidiaries, taken as a whole, relative to other companies operating in the same industries in the geographic regions in which SRT and SRT Subsidiaries operate, then the incremental impact of such event shall be taken into account for the purpose of determining whether a SRT Material Adverse Effect has occurred.

“SRT Opinion Counsel” means Vinson & Elkins LLP.

“SRT Proxy Statement” means the proxy statement relating to the SRT Stockholders Meeting together with any amendments or supplements thereto.

“SRT Restricted Shares” means restricted shares of SRT Common Stock granted under the SRT Equity Incentive Plan.

“SRT Special Distribution” means the dividend to the holders of SRT Common Stock in an aggregate amount equal to $73,766.12, pursuant to Section 6 of the SRT Management Agreement and Section 6.6.2 of the SRT Charter.

“SRT Stockholder Approval” means the approval of the Merger by the affirmative vote of the holders of a majority of the outstanding shares of SRT Common Stock.

“SRT Stockholders” means the holders of SRT Common Stock.

“SRT Stockholders Meeting” means the special meeting of the holders of shares of SRT Common Stock to be held exclusively for the purpose of obtaining the SRT Stockholder Approval, including any postponement or adjournment thereof.

“SRT Superior Proposal” means a written SRT Acquisition Proposal (except for purposes of this definition, the references in the definition of “SRT Acquisition Proposal” to “twenty percent (20%)” shall be replaced with “fifty percent (50%)”) that the SRT Board determines in good faith (after consultation with its outside legal and financial advisors, and after taking into account (A) all of the terms and conditions of the SRT Acquisition Proposal and this Agreement (as it may be proposed to be amended by SUNS pursuant to Section 7.4(g)(ii)) and (B) the feasibility and certainty of consummation of such SRT Acquisition Proposal on the terms proposed (taking into account such legal, financial, regulatory and other aspects of such SRT Acquisition Proposal and conditions to consummation thereof), to be more favorable from a financial point of view to the SRT Stockholders (in their capacities as SRT Stockholders) than the Merger and the other transactions contemplated by this Agreement (as it may be proposed to be amended by SUNS pursuant to Section 7.4(g)(ii)).

“SRT Termination Payment” means $2,250,000, provided that if SRT terminates this Agreement pursuant to Section 9.1(c)(ii) [SRT Superior Proposal] prior to the No-Shop Period Start Date, the SRT Termination Payment means $1,500,000.

“Stock Issuance” means the issuance of shares of SUNS Common Stock as Merger Consideration pursuant to this Agreement in connection with the Merger.

“Stockholder Approvals” means the SRT Stockholder Approval and the SUNS Stockholder Approval.

“Subsidiary” means any corporation, partnership, limited liability company, trust, joint venture or other entity that is, directly or indirectly, controlled by a Party. For purposes of this definition, “controlled” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such entity, whether through ownership of voting securities or other equity interests, by contract or otherwise.

“SUNS A&R Management Agreement” means the amendment and restatement of the SUNS Management Agreement, substantially in the form attached as Exhibit A.

“SUNS Acquisition Proposal” means any bona fide proposal or offer from any Third Party made after the date of this Agreement, whether in one transaction or a series of related transactions, relating to any (A) merger, consolidation, share exchange, business combination or similar transaction involving SUNS or any SUNS Subsidiary that would constitute a “significant subsidiary” (as defined in Rule 1-02 of Regulation S-X) representing twenty percent (20%) or more of the consolidated assets of SUNS, (B) sale or other disposition, by merger, consolidation, share exchange, business combination or any similar transaction, of any assets of SUNS or any SUNS Subsidiaries that are significant subsidiaries representing twenty percent (20%) or more of the consolidated assets of SUNS, (C) issue, sale or other disposition by SUNS or any SUNS Subsidiaries of (including by way of merger, consolidation, share exchange, business combination or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into, such securities) representing twenty percent (20%) or more of the votes associated with the outstanding shares of SUNS Common Stock, (D) tender offer or exchange offer in which any Third Party or Group shall acquire beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act), or the right to acquire beneficial ownership, of twenty percent (20%) or more of the votes associated with the outstanding shares of SUNS Common Stock or (E) recapitalization, restructuring, liquidation, dissolution or other similar type of transaction with respect to SUNS in which a Third Party shall acquire beneficial ownership of twenty percent (20%) or more of the outstanding shares of SUNS Common Stock; provided, however, that the term “SUNS Acquisition Proposal” shall not include (I) the Merger or any of the other transactions contemplated by this Agreement or (II) any merger, consolidation, business combination, reorganization, recapitalization or similar transaction solely among SUNS and any SUNS Subsidiaries or solely among SUNS Subsidiaries.

“SUNS Bylaws” means the Amended and Restated Bylaws of SUNS.

“SUNS Charter” means the charter of SUNS.

“SUNS Equity Incentive Plan” means the Sunrise Realty Trust, Inc. Stock Incentive Plan, as it may be amended.

“SUNS Governing Documents” means the SUNS Charter and the SUNS Bylaws.

“SUNS Intervening Event” means a change in circumstances or development that materially affects the business, assets or operations of SUNS and SUNS Subsidiaries, taken as a whole, that was not known to or reasonably foreseeable by the SUNS Board prior to the execution of this Agreement, which change in circumstances or development becomes known to the SUNS Board prior to SUNS Stockholder Approval being obtained; provided, however, that in no event shall the following events, circumstances or changes constitute a SUNS Intervening Event: (i) the receipt, existence or terms of a SUNS Acquisition Proposal or any matter relating thereto or consequence thereof, (ii) changes in the market price or trading volume of SUNS Common Stock or the fact that SUNS meets or exceeds internal or published projections, budgets, forecasts or estimates of revenues, earnings or other financial results or metrics for any period (provided, however, that the underlying causes of such change or fact will not be excluded by this clause (ii)) or (iii) any effect arising out of the announcement or pendency of, or any actions required to be taken pursuant to, this Agreement.

“SUNS Management Agreement” means the Management Agreement, dated as of February 22, 2024, by and between SUNS and SUNS Manager.

“SUNS Material Adverse Effect” means any event, circumstance, change, effect, development, condition or occurrence that, individually or in the aggregate, (i) would reasonably be expected to have a material adverse effect on the business, properties, assets, liabilities, condition (financial or otherwise) or results of operations of SUNS and the SUNS Subsidiaries, taken as a whole, or (ii) would reasonably be expected to prevent or materially impair the ability of SUNS to consummate the Merger before the Outside Date; provided, however, that with respect to clause (i), the following shall not be deemed to constitute, or be taken into account in determining, whether a SUNS Material Adverse Effect has occurred: (A) any failure of SUNS to meet any projections or forecasts or any estimates of earnings, revenues or other metrics for any period (provided, that the exception in this clause (A) will not prevent any event, circumstance, change, effect, development, condition or occurrence giving rise to such failure, if not otherwise excluded from the definition of SUNS Material Adverse Effect, from being taken into account in determining whether there has been a SUNS Material Adverse Effect), (B) any changes that generally affect the real estate industries in which SUNS and SUNS Subsidiaries operate, (C) any changes in the United States or global economy or capital, financial or securities markets generally, including changes in interest or exchange rates, (D) any changes in the regulatory or political conditions in the United States or in any other country or region of the world, (E) the commencement, escalation or worsening of a war or armed hostilities or the occurrence of acts of terrorism or sabotage occurring after the date hereof, (F) the negotiation, execution, announcement, pendency or consummation of this Agreement, the Merger or the other transactions contemplated hereby, including the identity of SRT and any impact thereof on relationships, contractual or otherwise, with stockholders, lenders, borrowers, financing sources, counterparties, managers, employees, service providers, tenants, customers, suppliers, Governmental Authorities or other third parties, (G) compliance with the terms of this Agreement, (H) earthquakes, hurricanes, floods or other natural disasters, (I) any epidemic, pandemic or disease outbreak or any worsening thereof or (J) changes in GAAP or in any Law of general applicability (or the interpretation or enforcement of the foregoing), provided, further, that if any event described in any of clauses (B), (C), (D), (E), (H), (I) or (J) has had a disproportionate adverse impact on SUNS and SUNS Subsidiaries, taken as a whole, relative to other companies operating in the same industries in the geographic regions in which SUNS and SUNS Subsidiaries operate, then the incremental impact of such event shall be taken into account for the purpose of determining whether a SUNS Material Adverse Effect has occurred.

“SUNS Opinion Counsel” means Hunton Andrews Kurth LLP.

“SUNS Proxy Statement” means the proxy statement relating to the SUNS Stockholders Meeting together with any amendments or supplements thereto.

“SUNS Restricted Shares” means restricted shares of SUNS Common Stock granted under the SUNS Equity Incentive Plan and, with respect to restricted shares of SUNS Common Stock issued and outstanding prior to the date hereof, includes restricted shares issued under the Advanced Flower Capital Inc. 2020 Stock Incentive Plan.

“SUNS Stockholder Approval” means the approval of the Stock Issuance by the affirmative vote of the holders of a majority of the votes cast by holders of SUNS Common Stock entitled to vote at the SUNS Stockholders Meeting on such issuance at which a quorum is present.

“SUNS Stockholders” means the holders of SUNS Common Stock.

“SUNS Stockholders Meeting” means the special meeting of the holders of shares of SUNS Common Stock to be held exclusively for the purpose of obtaining the SUNS Stockholder Approval, including any postponement or adjournment thereof.

“SUNS Superior Proposal” means a written SUNS Acquisition Proposal (except for purposes of this definition, the references in the definition of “SUNS Acquisition Proposal” to “twenty percent (20%)” shall be replaced with “fifty percent (50%)”) that the SUNS Board determines in good faith (after consultation with its outside legal and financial advisors, and after taking into account (A) all of the terms and conditions of the SUNS Acquisition Proposal and this Agreement (as it may be proposed to be amended by SRT pursuant to Section 7.5(e)(ii)) and (B) the feasibility and certainty of consummation of such SUNS Acquisition Proposal on the terms proposed (taking into account such legal, financial, regulatory and other aspects of such SUNS Acquisition Proposal and conditions to consummation thereof), to be more favorable from a financial point of view to the SUNS Stockholders (in their capacities as SUNS Stockholders) than the Merger and the other transactions contemplated by this Agreement (as it may be proposed to be amended by SRT pursuant to Section 7.5(e)(ii)).

“SUNS Termination Payment” means $3,000,000.

“Tax” or “Taxes” means any and all U.S. federal, state, local and non-U.S. income, windfall or other profits, gross receipts, capital gains, withholding, ad valorem, property, recording, stamp, transfer, sales, use, net worth, abandoned property, escheat, franchise, employment, social security, workers’ compensation, unemployment compensation, payroll, excise, occupation, environmental, disability, registration, alternative or add on minimum or estimated tax and any other taxes, duties, assessments, tariffs, imposts or similar governmental charges, together with penalties, interest or additions imposed with respect to such amounts by the U.S. or any Governmental Authority, whether computed on a separate, consolidated, unitary, combined or any other basis, whether disputed or not.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes filed or required to be filed with a Governmental Authority, including any schedule or attachment thereto, and including any amendment thereof.

“Termination Payments” means the SRT Termination Payment and SUNS Termination Payment, as applicable.

“Third Party” means any Person or Group other than SRT, SUNS or their respective Affiliates.

“Treasury Regulations” means the income tax regulations, including any temporary regulations, from time to time promulgated under the Code.

“Wholly Owned SRT Subsidiary” means any wholly owned Subsidiary of SRT.

“Wholly Owned SUNS Subsidiary” means any wholly owned Subsidiary of SUNS.

(b) In addition to the terms defined in Section 1.1(a), the following terms have the respective meanings set forth in the sections set forth below opposite such term:

Defined Term	Location of Definition
280G Stockholder Approval	Section 7.17
Agreement	Preamble
Articles of Merger	Section 2.3
Book-Entry Shares	Section 3.3(b)(i)
Cancelled Shares	Section 3.1(a)(iii)
Certificates	Section 3.3(b)(i)
Continuing Participant	Section 3.2(a)
Closing	Section 2.2
Closing Date	Section 2.2
Code	Recitals
Disqualified Individual	Section 7.17
Escrow Agreement	Section 9.3(f)
Exchange Agent	Section 3.3(a)
Exchange Fund	Section 3.3(a)
Indemnified Parties	Section 7.9(a)
Interim Period	Section 6.1(a)
Letter of Transmittal	Section 3.3(b)(i)
Merger	Recitals
Merger Consideration	Section 3.1(a)(i)
Merger Effective Time	Section 2.3
Merger Sub	Preamble
MGCL	Recitals
MLLCA	Recitals
No-Shop Period Start Date	Section 7.4(a)
Outside Date	Section 9.1(b)(i)
Parachute Payment	Section 7.17
Party(ies)	Preamble
Permits	Section 4.8(a)
Qualified REIT Subsidiary	Section 4.1(c)
Qualifying REIT Income	Section 9.3(f)(i)
REIT	Recitals
Rollover Restricted Share	Section 3.2(a)
SDAT	Section 2.3
SRT	Preamble
SRT Adverse Recommendation Change	Section 7.4(f)
SRT Advisor Related Agreement	Section 4.19(a)
SRT Board	Recitals
SRT Board Recommendation	Section 4.2(c)
SRT Common Stock	Section 4.4(a)
SRT Designee	Section 2.5
SRT Disclosure Letter	Article 4
SRT Financial Advisor	Section 4.17
SRT Financial Statements	Section 4.5(b)
SRT Insurance Policies	Section 4.13
SRT Intervening Event Notice	Section 7.4(h)(i)

Defined Term	Location of Definition
SRT Intervening Event Notice Period	Section 7.4(h)(ii)
SRT Material Contracts	Section 4.10(a)
SRT Permits	Section 4.8(a)
SRT Preferred Stock	Section 4.4(a)
SRT Special Committee	Recitals
SRT Superior Proposal Notice	Section 7.4(g)(i)
SRT Superior Proposal Notice Period	Section 7.4(g)(ii)
SRT Terminating Breach	Section 9.1(d)(i)
SRT Voting Agreement	Recitals
SRT Voting Debt	Section 4.4(c)
Stock Consideration	Section 3.1(a)(i)
SUNS	Preamble
SUNS Adverse Recommendation Change	Section 7.5(d)
SUNS Advisor Related Agreement	Section 5.19(a)
SUNS Arrangement	Section 7.17
SUNS Board	Recitals
SUNS Common Stock	Section 5.4(a)
SUNS Disclosure Letter	Article 5
SUNS Financial Advisor	Section 5.17
SUNS Financial Statements	Section 5.5(c)
SUNS Insurance Policies	Section 5.13
SUNS Intervening Event Notice	Section 7.5(f)(i)
SUNS Intervening Event Notice Period	Section 7.5(f)(ii)
SUNS Manager	Preamble
SUNS Material Contracts	Section 5.10(a)
SUNS Permits	Section 5.8(a)
SUNS Preferred Stock	Section 5.4(a)
SUNS SEC Documents	Section 5.5(a)
SUNS Special Committee	Recitals
SUNS Superior Proposal Notice	Section 7.5(e)(i)
SUNS Superior Proposal Notice Period	Section 7.5(e)(ii)
SUNS Terminating Breach	Section 9.1(c)(i)
SUNS Voting Agreement	Recitals
SUNS Voting Debt	Section 5.4(d)
Surviving Entity	Section 2.1
Takeover Statutes	Section 4.18
Taxable REIT Subsidiary	Section 4.1(c)
Termination Payee	Section 9.3(e)
Termination Payor	Section 9.3(e)
Transfer Taxes	Section 7.13(d)
Unvested SRT Restricted Share	Section 3.2(a)
Voting Agreements	Recitals
Waived 280G Benefits	Section 7.17

Section 1.2 Interpretation and Rules of Construction. In this Agreement, except to the extent otherwise provided or that the context otherwise requires:

(a) when a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference is to an Article or Section of, or Exhibit or Schedule to, this Agreement unless otherwise indicated;

(b) the table of contents and headings in this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;

(c) whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limiting the generality of the foregoing” unless expressly provided otherwise;

(d) “or” shall be construed in the inclusive sense of “and/or”;

(e) the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement, except to the extent otherwise specified;

(f) all references herein to “$” or dollars shall refer to United States dollars;

(g) no specific provision, representation or warranty shall limit the applicability of a more general provision, representation or warranty;

(h) the phrase “ordinary course of business” shall be deemed to be followed by the words “consistent with past practice” and shall refer to business similar in nature and magnitude to actions customarily taken without any authorization by the board of directors in the course of normal day-to-day operations;

(i) references to a Person are also to its successors and permitted assigns;

(j) if any notice that is required to be given or made hereunder is not a Business Day, then such notice may be validly given on the next succeeding Business Day;

(k) except as otherwise expressly provided herein, all references in this Agreement to any statute include the rules and regulations promulgated thereunder, in each case as amended, re-enacted, consolidated or replaced from time to time and shall also include, unless the context otherwise requires, all applicable guidelines, bulletins or policies made in connection therewith; and

(l) the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms.

Article 2

THE MERGER

Section 2.1 The Merger; Other Transactions. Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the MGCL and MLLCA, at the Merger Effective Time, SRT shall be merged with and into Merger Sub, whereupon the separate existence of SRT will cease with Merger Sub surviving the Merger (Merger Sub, as the surviving entity upon consummation of the Merger, the “Surviving Entity”), such that following the Merger, the Surviving Entity will be a wholly owned subsidiary of SUNS. The Merger shall have the effects set forth in the applicable provisions of the MGCL, the MLLCA and this Agreement.

Section 2.2 Closing. The closing of the Merger (the “Closing”) will take place (a) by electronic exchange of documents and signatures at 10:00 a.m., New York City time, no later than the third (3rd) Business Day after all the conditions set forth in Article 8 (other than those conditions that by their nature are to be satisfied or waived at the Closing (so long as those conditions are reasonably capable of being satisfied), but subject to the satisfaction or valid waiver of such conditions) shall have been satisfied or validly waived by the Party entitled to the benefit of such condition (subject to applicable Law) (or, if such date is in a period during which the Exchange Agent (as defined below) has indicated it is unable to complete the exchange, the first Business Day thereafter on which the Exchange Agent agrees to effect the exchange in accordance with Section 3.3) or (b) at such physical location or such other date as may be agreed in writing by SRT and SUNS. The date on which Closing actually takes place is referred to herein as the “Closing Date.”

Section 2.3 Effective Time. On the Closing Date, SRT, SUNS and Merger Sub shall (a) cause articles of merger with respect to the Merger to be duly executed and filed with the State Department of Assessments and Taxation of Maryland (the “SDAT”) in accordance with the MGCL and the MLLCA (the “Articles of Merger”) and (b) make any other filings, recordings or publications required to be made by SRT, SUNS or the Surviving Entity under the MGCL or MLLCA in connection with the Merger. The Merger shall become effective at such time as the Articles of Merger are accepted for record by the SDAT or on such other date and time (not to exceed thirty (30) days after the Articles of Merger are accepted for record by the SDAT) as specified in the Articles of Merger (such date and time, the “Merger Effective Time”), it being understood and agreed that the Parties shall cause the Merger Effective Time to occur on the Closing Date.

Section 2.4 Organizational Documents of the Surviving Entity. At the Merger Effective Time and by virtue of the Merger, (a) the articles of organization of Merger Sub as in effect immediately prior to the Merger Effective Time shall be the articles of organization of the Surviving Entity, until thereafter amended in accordance with applicable Law and the applicable provisions of such articles of organization and (b) the operating agreement of Merger Sub as in effect immediately prior to the Merger Effective Time shall be the operating agreement of the Surviving Entity, until thereafter amended in accordance with applicable Law and the applicable provisions of the Surviving Entity’s articles of organization and operating agreement.

Section 2.5 SUNS Board Composition. Prior to the Merger Effective Time, SUNS shall take all corporate actions necessary to elect one of the independent directors of the SRT Board who is designated in writing by SRT, by action of the SRT Board, to the SUNS Board effective as of the Merger Effective Time (the “SRT Designee”), to serve as a director until the 2027 annual meeting of SUNS Stockholders and until such director’s successor is duly elected and qualified or such director’s earlier death, resignation or removal, in accordance with the SUNS Governing Documents. The SRT Designee shall be subject to the approval of the SUNS Board, such approval not to be unreasonably withheld.

Section 2.6 Tax Treatment of Merger. The Parties intend that, for U.S. federal income tax purposes (and, where applicable, state and local income tax purposes) (a) the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, (b) this Agreement shall be, and is hereby adopted as, a “plan of reorganization” for purposes of Sections 354 and 361 of the Code and Treasury Regulations Section 1.368-2(g) and (c) the Per Share Additional SUNS Manager Consideration shall be treated as the receipt of cash consideration in connection with the Merger and in exchange for SRT Common Stock. Unless otherwise required by a final determination within the meaning of Section 1313(a) of the Code (or a similar determination under applicable state or local Law), all Parties shall file all U.S. federal, state and local Tax Returns in a manner consistent with the intended tax treatment of the Merger described in this Section 2.6, and no Party shall take a position inconsistent with such treatment.

Article 3

EFFECTS OF THE MERGER

Section 3.1 Effects of the Merger.

(a) The Merger. At the Merger Effective Time and by virtue of the Merger and without any further action on the part of SRT, Merger Sub or SUNS or the holders of any securities of SRT, Merger Sub or SUNS:

(i) each Eligible Share will be converted into the right to receive (A) from SUNS the number of shares of SUNS Common Stock equal to the Exchange Ratio, subject to the treatment of fractional shares of SUNS Common Stock in accordance with Section 3.1(b) (the “Stock Consideration”) and (B) from SUNS Manager (acting solely on its own behalf), as additional consideration, the Per Share Additional SUNS Manager Consideration (the Per Share Additional SUNS Manager Consideration and the Stock Consideration, together, the “Merger Consideration”);

(ii) all Eligible Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder thereof shall cease to have any rights with respect thereto, except for the right to receive the Merger Consideration therefor in accordance with this Agreement;

(iii) all shares of SRT Common Stock held by SUNS or by any wholly owned Subsidiary of SUNS or any wholly owned Subsidiary of SRT immediately prior to the Merger Effective Time shall automatically be canceled and retired and shall cease to exist, and no consideration shall be delivered or deliverable in exchange therefor (collectively, the “Cancelled Shares”); and

(iv) each membership interest of Merger Sub issued and outstanding immediately prior to the Merger Effective Time shall remain outstanding and, collectively, shall constitute the only issued and outstanding membership interests of the Surviving Entity.

(b) Fractional Shares. Notwithstanding anything to the contrary in this Agreement, no fractional shares of SUNS Common Stock shall be issued pursuant to this Agreement. Any fractional share of SUNS Common Stock that a Person would otherwise be entitled to receive pursuant to this Agreement shall be rounded up to the nearest whole share of SUNS Common Stock.

Section 3.2 SRT Equity Awards.

(a) As of the Merger Effective Time, each unvested SRT Restricted Share issued and outstanding as of immediately prior to the Merger Effective Time (each, an “Unvested SRT Restricted Share”) that is held by a Person set forth on Section 3.2(a) of the SRT Disclosure Letter (each, a “Continuing Participant,” and each such Unvested SRT Restricted Share, a “Rollover Restricted Share”) shall, by virtue of the Merger and without any further action on the part of any Party or the holder of any such Rollover Restricted Share, (i) convert into a number of shares of SUNS Restricted Shares equal to the Exchange Ratio, subject to the treatment of fractional shares of SUNS Common Stock in accordance with Section 3.1(b) (the “Restricted Share Conversion”) and (ii) receive from SUNS Manager (acting solely on its own behalf), as additional consideration, the Per Share Additional SUNS Manager Consideration (the “Restricted Cash Payment”). The Parties intend that the Restricted Share Conversion be implemented in a manner that complies with, or is exempt from, Section 409A of the Code, and this Agreement shall be interpreted and administered accordingly. The new SUNS Restricted Shares and Restricted Cash Payment shall, in each case, continue on the same vesting terms and conditions as the original Unvested SRT Restricted Shares and the terms and conditions of the SUNS Equity Incentive Plan. Each Unvested SRT Restricted Share that is not a Rollover Restricted Share shall, by virtue of the Merger and without any further action on the part of any Party or the holder thereof, vest in full immediately prior to the Merger Effective Time and, as of the Merger Effective Time, shall be treated as an Eligible Share and cancelled and converted into the right to receive the Merger Consideration in accordance with Section 3.1(a), less any amounts withheld pursuant to Section 3.4. As of the Merger Effective Time, following such conversion, each Rollover Restricted Share shall cease to represent the right to receive any shares of SRT Common Stock (whether vested or unvested), and each holder thereof shall cease to have any rights with respect thereto, including any right to receive the Merger Consideration, other than the right to receive the SUNS Restricted Shares and Restricted Cash Payment pursuant to this Section 3.2(a). To the extent applicable, any conversion, assumption or substitution of SRT Restricted Shares or other equity awards into SUNS Restricted Shares or other awards shall be effected in compliance with, or in a manner intended to comply with or preserve an exemption from, Section 409A of the Code and the Treasury Regulations and other applicable guidance thereunder.

(b) Prior to or at the Merger Effective Time, the SRT Board and the SUNS Board shall adopt any resolutions and take any actions necessary to (i) effectuate the provisions of this Section 3.2 and (ii) with respect to SRT, to terminate the SRT Equity Incentive Plan effective as of the Merger Effective Time and ensure that from and after the Merger Effective Time, no further awards will be granted under the plan, the shares remaining available for issuance under the plan shall no longer be reserved or available for any purpose, and neither SUNS nor the Surviving Entity will be required to deliver shares of SRT Common Stock or other capital stock of SRT to any Person pursuant to a conversion of any Unvested SRT Restricted Share. In addition, SRT shall use its commercially reasonable efforts to obtain from each holder of Rollover Restricted Shares an agreement, in form and substance reasonably acceptable to SUNS, agreeing to accept such Restricted Share Conversion in complete cancellation, satisfaction and release of all claims of such holder solely in respect thereof. SUNS will take such actions as are reasonably necessary, if any, to reserve for issuance a number of authorized but unissued shares of SUNS Common Stock for delivery upon exercise or settlement of the SUNS Restricted Shares. As soon as practicable after the Merger Effective Time, to the extent the SUNS Restricted Shares are not already registered by SUNS under the Securities Act, SUNS will cause to be filed with the SEC a registration statement on an appropriate form, or a post-effective amendment to a registration statement previously filed under the Securities Act, with respect to the shares of SUNS Common Stock subject to the SUNS Restricted Shares. SUNS will use the same level of efforts that it uses to maintain the effectiveness of its other registration statements on Form S-8 to maintain the effectiveness of such registration statement for so long as any SUNS Restricted Shares remain outstanding.

Section 3.3 Delivery of Merger Consideration; Exchange Procedures.

(a) Exchange Agent. Prior to the Merger Effective Time, SUNS shall enter into an agreement with SUNS’s transfer agent (or such other agent as may be reasonably agreed upon by the Parties) to act as agent for the holders of SRT Common Stock in connection with the Merger (the “Exchange Agent”) and to receive the Merger Consideration, and any dividends or other distributions pursuant to Section 3.3(f), to which such holders shall become entitled pursuant to this Article 3. On or prior to the Closing Date and prior to the Merger Effective Time, (i) SUNS shall deposit, or cause to be deposited, with the Exchange Agent, for the benefit of the holders of shares of SRT Common Stock, for issuance in accordance with this Article 3 through the Exchange Agent, the number of shares of SUNS Common Stock issuable to the holders of SRT Common Stock outstanding immediately prior to the Merger Effective Time pursuant to Section 3.1(a)(i) and (ii) SUNS Manager (acting solely on its own behalf) shall deposit, or cause to be deposited, with the Exchange Agent, for the benefit of the holders of shares of SRT Common Stock, for issuance in accordance with this Article 3 through the Exchange Agent, an aggregate amount of cash sufficient to pay the Per Share Additional SUNS Manager Consideration. SUNS agrees to deposit with the Exchange Agent, from time to time as needed, cash sufficient to pay any dividends and other distributions pursuant to Section 3.3(f). SUNS Manager (acting solely on its own behalf) agrees to deposit with the Exchange Agent, from time to time as needed, cash sufficient to pay the Per Share Additional SUNS Manager Consideration and, in the event there are insufficient funds to pay the Per Share Additional SUNS Manager Consideration, additional cash in an amount which is equal to the deficiency in an amount required to make such payments in full. Except as contemplated by this Section 3.3(a) and Section 3.3(f), the Exchange Fund shall not be used for any other purpose. Any cash, shares of SUNS Common Stock deposited with the Exchange Agent and any dividends or other distributions deposited in accordance with Section 3.3(f) shall hereinafter be referred to as the “Exchange Fund.” The Surviving Entity shall pay all charges and expenses, including those of the Exchange Agent, in connection with the exchange of SRT Common Stock for the Merger Consideration. Any interest or other income resulting from investment of any cash portion of the Exchange Fund shall be the property of SUNS.

(b) Exchange Procedures.

(i) As soon as practicable after the Merger Effective Time, but in no event more than three (3) Business Days after the Closing Date, SUNS shall instruct the Exchange Agent to mail or otherwise deliver to each record holder of shares of SRT Common Stock (other than with respect to any Rollover Restricted Shares in accordance with Section 3.2), as of immediately prior to the Merger Effective Time, (A) a certificate or certificates that immediately prior to the Merger Effective Time represented shares of SRT Common Stock (the “Certificates”) or (B) shares of SRT Common Stock represented by book-entry (“Book-Entry Shares”), in each case, which shares were converted pursuant to Section 3.1 into the right to receive the Merger Consideration at the Merger Effective Time, (1) a letter of transmittal (“Letter of Transmittal”) in customary form, which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent or, in the case of Book-Entry Shares, upon adherence to the procedures set forth in the Letter of Transmittal, and (2) instructions for use in effecting the surrender of the Certificates or Book-Entry Shares, as applicable, for payment of the Merger Consideration set forth in Section 3.1.

(ii) Upon surrender to the Exchange Agent of a Certificate or Book-Entry Shares, together with the Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other customary documents as may be reasonably required by the Exchange Agent, the holder of such Certificate or Book-Entry Shares shall be entitled to receive in exchange therefor (A) the Merger Consideration pursuant to the provisions of this Article 3 (which shares of SUNS Common Stock shall be in uncertificated book-entry form) and (B) a check in the amount equal to any dividends and other distributions pursuant to Section 3.3(f). No interest shall be paid or accrued for the benefit of holders of the Certificates or Book-Entry Shares on the Merger Consideration payable in respect of the Certificates or Book-Entry Shares. If payment of the Merger Consideration is to be made to a Person other than the record holder of such shares of SRT Common Stock, it shall be a condition of payment that shares so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and that the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of such shares surrendered or shall have established to the satisfaction of the Surviving Entity that such Taxes either have been paid or are not applicable. Until surrendered as contemplated by this Section 3.3(b)(ii), each Certificate and each Book-Entry Share shall, at any time after the Merger Effective Time, represent only the right to receive upon such surrender the Merger Consideration payable in respect of such shares of SRT Common Stock and any dividends or other distributions to which such holder is entitled pursuant to Section 3.3(f).

(c) Termination of Rights. All Merger Consideration and any dividends or other distributions with respect to SUNS Common Stock pursuant to Section 3.3(f) paid upon the surrender of and in exchange for shares of SRT Common Stock in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to such SRT Common Stock. At the Merger Effective Time, the stock transfer books of SRT shall be closed immediately, and there shall be no further registration of transfers on the stock transfer books of SRT of the shares of SRT Common Stock that were outstanding immediately prior to the Merger Effective Time. If, after the Merger Effective Time, Certificates or Book-Entry Shares are presented to SUNS or the Exchange Agent for any reason, they shall be canceled and exchanged for the Merger Consideration payable in respect of the shares of SRT Common Stock previously represented by such Certificates or Book-Entry Shares (other than Certificates or Book-Entry Shares representing Cancelled Shares) and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 3.3(f), without any interest thereon.

(d) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the former SRT Stockholders on the three hundredth and sixty-fifth (365th) day after the Closing Date shall be delivered to SUNS, upon demand, and any former SRT Stockholders who have not theretofore received the Merger Consideration to which they are entitled under this Article 3 and any dividends or other distributions with respect to SUNS Common Stock to which they are entitled pursuant to Section 3.3(f), without interest thereon, shall thereafter look only to SUNS for payment of their claim for such amounts.

(e) No Liability. None of the Parties, the Surviving Entity, the Exchange Agent or any employee, officer, director, agent or Affiliate of such entities, shall be liable to any Person in respect of any Merger Consideration (or the appropriate portion thereof) that has been delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any amounts so delivered that remain unclaimed by holders of Eligible Shares immediately prior to the time at which such amounts would otherwise escheat to, or become property of, any Governmental Authority shall, to the extent permitted by applicable Law, become the property of SUNS free and clear of any claims or interest of such holders or their successors, assigns or personal representatives previously entitled thereto.

(f) Distributions with Respect to SUNS Common Stock. No dividends or other distributions declared or made with respect to the SUNS Common Stock with a record date after the Merger Effective Time shall be paid to the holder of any unsurrendered Certificate or Book-Entry Shares with respect to the whole shares of SUNS Common Stock that such holder would be entitled to receive upon surrender of such Certificate or Book-Entry Shares, in each case until such holder shall surrender such Certificate or Book-Entry Shares in accordance with this Section 3.3. Following surrender of any such Certificate or Book-Entry Shares, there shall be paid to such holder of whole shares of SUNS Common Stock issuable in exchange therefor, without interest, (i) promptly after the time of such surrender, the amount of any dividends or other distributions with a record date after the Merger Effective Time theretofore paid with respect to such whole shares of SUNS Common Stock to which such holder is entitled pursuant to this Agreement, and (ii) at the appropriate payment date, the amount of any dividends or other distributions with a record date after the Merger Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such whole shares of SUNS Common Stock. For purposes of dividends or other distributions in respect of shares of SUNS Common Stock, all shares of SUNS Common Stock issued pursuant to the Merger shall be entitled to dividends and other distributions pursuant to the immediately preceding sentence and SUNS shall deposit such dividends and other distributions for any unsurrendered shares into the Exchange Fund.

(g) Lost, Stolen or Destroyed Certificates. If any Certificate (other than a Certificate representing Cancelled Shares) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by SUNS, the posting by such Person of a bond in such reasonable amount, pursuant to the policies and procedures of the transfer agent for SUNS, as SUNS may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration payable in respect of the shares of SRT Common Stock formerly represented by such Certificate and any dividends or other distributions with respect to SUNS Common Stock to which the holder thereof is entitled pursuant to Section 3.3(f).

Section 3.4 Withholding Rights. Each and any of SUNS, SRT, the Surviving Entity, SUNS Manager and the Exchange Agent, or any of their agents, as applicable, shall be entitled to deduct and withhold from the Merger Consideration and any other amounts otherwise payable pursuant to this Agreement to any holder of SRT Common Stock such amounts as is required to deduct and withhold with respect to such payments under the Code or any other provision of state, local or non-U.S. Tax Law. If SUNS, SRT, the Surviving Entity, SUNS Manager or the Exchange Agent believes that such deduction or withholding is required, the applicable withholding Person shall use commercially reasonable efforts to provide SRT with written notice at least five (5) Business Days prior to withholding any amount pursuant to this Section 3.4 such that SRT and/or the holders of the SRT Common Stock and/or SRT Restricted Shares shall have the opportunity to eliminate or reduce such deduction or withholding obligation by filing appropriate documentation or taking other appropriate action, and subject to their respective obligations under applicable Law, SUNS, SRT, the Surviving Entity and SUNS Manager shall, and such parties shall instruct the Exchange Agent to, cooperate in good faith with SRT and/or such holders as necessary to eliminate or reduce such deduction or withholding, in each case, to the extent permitted under applicable Law. Any such amounts so deducted and withheld shall be timely paid to the applicable Governmental Authority in accordance with applicable Law and shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 3.5 Dissenters’ Rights. No dissenters’ or appraisal rights shall be available with respect to the Merger or the other transactions contemplated by this Agreement.

Section 3.6 General Effects of the Merger. At the Merger Effective Time, the effect of the Merger shall be as set forth in this Agreement and the Articles of Merger and as provided in the applicable provisions of the MGCL and the MLLCA. Without limiting the generality of the foregoing, and subject thereto, at the Merger Effective Time, all of the property, rights, privileges, powers and franchises of SRT and Merger Sub shall transfer to, vest in and devolve on the Surviving Entity, and all debts, obligations, liabilities and duties of SRT and Merger Sub shall become the debts, obligations, liabilities and duties of the Surviving Entity.

Article 4

REPRESENTATIONS AND WARRANTIES OF SRT

Except as set forth in the disclosure letter prepared by SRT and delivered by SRT to SUNS and Merger Sub prior to the execution and delivery of this Agreement (the “SRT Disclosure Letter”), it being acknowledged and agreed that disclosure of any item in any section or subsection of the SRT Disclosure Letter shall be deemed to provide the information contemplated by, or otherwise qualify, the provisions of this Agreement set forth in the corresponding section or subsection of this Agreement and any other section or subsection of this Agreement, if and to the extent the applicability of such disclosure is reasonably apparent on its face regardless of whether such section or subsection is qualified by reference to the SRT Disclosure Letter, SRT hereby represents and warrants as of the date hereof (except to the extent that such representations and warranties expressly relate to another date, in which case as of such other date) to SUNS and Merger Sub that:

Section 4.1 Organization and Qualification; Subsidiaries.

(a) SRT is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Maryland and has the requisite corporate power and authority to carry on its business as it is now being conducted. SRT is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, would not reasonably be expected to have a SRT Material Adverse Effect.

(b) Each SRT Subsidiary (i) is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization, as the case may be, (ii) has the requisite organizational power and authority to carry on its business as it is now being conducted and (iii) is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, would not reasonably be expected to have a SRT Material Adverse Effect.

(c) Section 4.1(c) of the SRT Disclosure Letter sets forth a true and complete list of the SRT Subsidiaries and their respective jurisdictions of incorporation or organization, as the case may be, the jurisdictions in which SRT and SRT Subsidiaries are qualified or licensed to do business, and the percentage of interest held, directly or indirectly, by SRT in each SRT Subsidiary, including a list of each SRT Subsidiary that is (i) a “qualified REIT subsidiary” within the meaning of Section 856(i)(2) of the Code (each a “Qualified REIT Subsidiary”), (ii) a “taxable REIT subsidiary” within the meaning of Section 856(1) of the Code (each a “Taxable REIT Subsidiary”) and (iii) an entity taxable as a corporation under the Code that is neither a Qualified REIT Subsidiary nor a Taxable REIT Subsidiary.

(d) Except as set forth on Section 4.1(d) of the SRT Disclosure Letter, neither SRT nor any SRT Subsidiary directly or indirectly owns any equity interest or investment (whether equity or debt) in any Person (other than in the SRT Subsidiaries set forth on Section 4.1(c) of the SRT Disclosure Letter and investments in short-term investment securities).

(e) SRT has made available to SUNS true and complete copies of the SRT Governing Documents, which are in full force and effect as of the date of this Agreement. SRT is in compliance with the terms of its applicable SRT Governing Documents.

(f) Except as set forth on Section 4.1(f) of the SRT Disclosure Letter, SRT has not exempted any “Person” from the “Ownership Limit” or established or increased an “Excepted Holder Limit,” as such terms are defined in the SRT Charter, which exemption or Excepted Holder Limit is currently in effect.

Section 4.2 Authority; Approval Required.

(a) SRT has the requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject only to receipt of the SRT Stockholder Approval, to consummate the transactions contemplated by this Agreement, including the Merger. The execution and delivery of this Agreement by SRT and the consummation by SRT of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of SRT are necessary to authorize this Agreement or the Merger or to consummate the other transactions contemplated by this Agreement, subject, in the case of the Merger, to receipt of the SRT Stockholder Approval and the filing of the Articles of Merger with, and acceptance for record of such Articles of Merger by, the SDAT.

(b) This Agreement has been duly executed and delivered by SRT and, assuming due authorization, execution and delivery by SUNS, Merger Sub and SUNS Manager, constitutes a legally valid and binding obligation of SRT, enforceable against SRT in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

(c) On the recommendation of the SRT Special Committee, the SRT Board has (i) determined that the terms of this Agreement, the Merger and the other transactions contemplated by this Agreement are advisable and in the best interest of SRT, (ii) approved and authorized this Agreement, the Merger and the other transactions contemplated by this Agreement, (iii) directed that the Merger be submitted to a vote of the holders of SRT Common Stock and (iv) except as may be permitted pursuant to Section 7.4, resolved to include the SRT Board recommendation to holders of SRT Common Stock to vote in favor of approval of the Merger (such recommendation referred to in clause (iv), the “SRT Board Recommendation”). Except as may be permitted in connection with a SRT Adverse Recommendation Change in accordance with Section 7.4, such resolutions remain in full force and effect and have not been subsequently rescinded, modified or withdrawn in any way.

(d) The SRT Stockholder Approval is the only vote of the holders of securities of SRT required to approve this Agreement, the Merger and the other transactions contemplated by this Agreement.

Section 4.3 No Conflict; Required Filings and Consents.

(a) Except as set forth on Section 4.3(a) of the SRT Disclosure Letter, the execution and delivery of this Agreement by SRT does not, and the performance of this Agreement and its obligations hereunder will not, (i) assuming receipt of the SRT Stockholder Approval, conflict with or violate any provision of (A) the SRT Governing Documents or (B) any equivalent organizational or governing documents of any SRT Subsidiary, (ii) assuming (solely with respect to performance of this Agreement) compliance with the matters referred to in Section 4.3(b), conflict with or violate any Law or SRT Permits or (iii) with or without notice, lapse of time or both, constitute or result in a breach or violation of, or a default under, or give rise to any Lien, acceleration of remedies, right of termination, purchase, first offer or forced sale under, any Contract of SRT or any SRT Subsidiary or related to any of their respective assets, except, as to clauses (ii) and (iii) above, for any such conflicts, violations, breaches, defaults or other occurrences which, individually or in the aggregate, would not reasonably be expected to have a SRT Material Adverse Effect.

(b) No filings, notices, reports, consents, registrations, approvals, permits or authorizations are required to be made by SRT or any SRT Subsidiary with, nor are any required to be made or obtained by, SRT or any SRT Subsidiary with or from any Governmental Authority in connection with the execution, delivery and performance of this Agreement by SRT and SRT Subsidiaries and the consummation of the Merger or the other transactions contemplated hereby, or in connection with the continuing operation of the business of SRT and SRT Subsidiaries following the Merger Effective Time, except (i) the filing of the Articles of Merger with, and the acceptance for record of such Articles of Merger by, the SDAT pursuant to the MGCL and the MLLCA and (ii) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings, notifications or reports, individually or in the aggregate, would not reasonably be expected to have a SRT Material Adverse Effect.

Section 4.4 Capital Structure.

(a) The authorized capital stock of SRT consists of 100,010,000 shares of capital stock, of which 100,000,000 shares are designated as common stock, par value $0.01 per share (“SRT Common Stock”) and 10,000 shares are designated as preferred stock, par value $0.01 per share (“SRT Preferred Stock”). At the close of business on June 30, 2026, (i) 5,824,200 shares of SRT Common Stock (inclusive of 67,464 SRT Restricted Shares) were authorized, issued and outstanding, (ii) no shares of SRT Preferred Stock were issued and outstanding, (iii) 518,440 shares of SRT Common Stock were reserved for issuance under the SRT Equity Incentive Plan and (iv) 415,040 shares of SRT Common Stock remained available for grant under the SRT Equity Incentive Plan. All of the outstanding shares of capital stock of SRT are duly authorized, validly issued, fully paid and nonassessable and were issued in compliance in all material respects with applicable securities Laws. Except as set forth in this Section 4.4(a), there is no other outstanding capital stock of SRT.

(b) All equity interests in the SRT Subsidiaries are duly authorized and validly issued, and the holders thereof have no obligation to make any further payments solely by reason of their ownership thereof. All ownership interests in each SRT Subsidiary which may be issued upon exercise of outstanding options or exchange rights are duly authorized and will be, upon such exercise, validly issued, and holders thereof have no obligation to make any further payments solely by reason of their ownership thereof. SRT owns, directly or indirectly, all of the issued and outstanding capital stock and other ownership interests of each SRT Subsidiary free and clear of all Liens, other than Permitted Liens, and free of preemptive rights.

(c) There are no bonds, debentures, notes or other Indebtedness having general voting rights (or convertible into securities having such rights) of SRT or any SRT Subsidiary issued and outstanding (“SRT Voting Debt”). There are no outstanding subscriptions, securities options, warrants, calls, rights, profits interests, stock appreciation rights, phantom stock, convertible securities, preemptive rights, anti-dilutive rights, rights of first refusal or other similar rights, agreements, arrangements, undertakings or commitments of any kind to which SRT or any SRT Subsidiary is a party or by which any of them is bound obligating SRT or any SRT Subsidiary to (i) issue, transfer or sell or create, or cause to be issued, transferred or sold or created any additional shares of capital stock or other equity interests or phantom stock or other contractual rights the value of which is determined in whole or in part by the value of any equity security of SRT or any SRT Subsidiary or securities convertible into or exchangeable for such shares or other equity interests, (ii) issue, grant, extend or enter into any such subscriptions, options, warrants, calls, rights, profits interests, stock appreciation rights, phantom stock, convertible securities or other similar rights, agreements, arrangements, undertakings or commitments or (iii) redeem, repurchase or otherwise acquire any such shares of capital stock, SRT Voting Debt or other equity interests.

(d) Except for the SRT Voting Agreements, neither SRT nor any SRT Subsidiary is a party to or bound by any Contracts concerning the voting (including voting trusts and proxies) of any capital stock or other equity interests of SRT or any SRT Subsidiary. Except as set forth on Section 4.4(d) of the SRT Disclosure Letter, neither SRT nor any SRT Subsidiary has granted any registration rights on any of its capital stock or other equity interests. No SRT Common Stock is owned by any SRT Subsidiary.

(e) SRT does not have a “poison pill” or similar stockholder rights plan.

(f) All dividends or other distributions on the shares of SRT Common Stock and any material dividends or other distributions on any securities of any SRT Subsidiary which have been authorized or declared prior to the date hereof have been paid in full (except to the extent such dividends or other distributions have been authorized or declared and are not yet due and payable).

Section 4.5 Financial Statements; Internal Controls; Off Balance Sheet Arrangements; Investment Company Act; Anti-Corruption Laws.

(a) Neither SRT nor any SRT Subsidiary is subject to the periodic reporting requirements of Section 13(a) or Section 15(d) of the Exchange Act.

(b) Section 4.5(b) of the SRT Disclosure Letter sets forth true and complete copies of (i) the consolidated audited financial statements of SRT and SRT Subsidiaries for the two most recently completed fiscal years, including the related balance sheets, statements of operations, comprehensive income (loss), stockholders’ equity and cash flows, together with the notes and schedules thereto and the audit report thereon of SRT’s independent accountant, and (ii) the consolidated unaudited financial statements of SRT and SRT Subsidiaries for the most recent interim period ended June 30, 2026, including the related balance sheets, statements of operations, comprehensive income (loss), stockholders’ equity and cash flows, together with the notes and schedules thereto (clauses (i) and (ii), collectively, the “SRT Financial Statements”). The SRT Financial Statements have been prepared from the books and records of SRT and SRT Subsidiaries in all material respects and have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto, or, in the case of the consolidated unaudited SRT Financial Statements, for normal and recurring year-end adjustments, which adjustments are not, individually or in the aggregate, material to SRT). The SRT Financial Statements fairly present in all material respects (subject, in the case of unaudited SRT Financial Statements, to normal and recurring year-end adjustments, which adjustments are not, individually or in the aggregate, material to SRT), the consolidated financial position of SRT and SRT Subsidiaries, taken as a whole, as of their respective dates.

(c) SRT maintains internal controls over financial reporting designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. SRT has disclosed to its auditors any significant deficiencies or material weaknesses in the design or operation of such internal controls that are reasonably likely to materially adversely affect SRT’s ability to record, process, summarize and report financial information, and any fraud, whether or not material, involving management or other employees with a significant role in such internal controls.

(d) Except as set forth on Section 4.5(d) of the SRT Disclosure Letter, SRT is not, and no SRT Subsidiary is, a party to, and neither SRT nor any SRT Subsidiary has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract or arrangement, including any Contract relating to any transaction or relationship between or among SRT and any SRT Subsidiary, on the one hand, and any unconsolidated Affiliate of SRT or any SRT Subsidiary, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, SRT, any SRT Subsidiary or SRT’s or such SRT Subsidiary’s audited financial statements.

(e) Neither SRT nor any SRT Subsidiary is required to be registered as an investment company under the Investment Company Act.

(f) SRT and SRT Subsidiaries (including in each case any of their officers and directors) have complied and are in compliance in all material respects with applicable Anti-Corruption Laws. Neither SRT nor any SRT Subsidiary nor, to the Knowledge of SRT, any director, officer or Representative of SRT or any SRT Subsidiary has (i) used any corporate funds for any unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity, (ii) made, taken or will take any action in furtherance of any direct or indirect unlawful payment, promise to pay or authorization or approval of the payment or giving of money, property or gifts of anything of value, directly or indirectly to any foreign or domestic government official or employee, (iii) made, offered or taken an act in furtherance of any direct or indirect unlawful bribe, rebate, payoff, kickback or other unlawful payment to any foreign or domestic government official or employee, (iv) made any payment to any customer, supplier or tenant, or to any officer, director, partner, employee or agent of any such customer, supplier or tenant, for the unlawful sharing of fees to any such customer, supplier or tenant or any such officer, director, partner, employee or agent for the unlawful rebating of charges, (v) engaged in any other unlawful reciprocal practice, or made any other unlawful payment or given any other unlawful consideration to any such customer, supplier or tenant or any such officer, director, partner, employee or agent of such customer, supplier or tenant or (vi) taken any action or made any omission in violation of any applicable Law governing imports into or exports from the United States or any foreign country, or relating to economic sanctions or embargoes, corrupt practices, money laundering or compliance with unsanctioned foreign boycotts, in each case, in violation of any applicable Anti-Corruption Law. Neither SRT nor any SRT Subsidiary has received any written communication that alleges that SRT or any SRT Subsidiary, or any of their respective Representatives, is, or may be, in violation of, or has, or may have, any liability under, any Anti-Corruption Law.

Section 4.6 Absence of Certain Changes or Events. Since June 30, 2026, through the date of this Agreement, (a) SRT and each SRT Subsidiary have conducted their respective business in all material respects in the ordinary course of business consistent with past practice and (b) there has not been any SRT Material Adverse Effect or any event, circumstance, change, effect, development, condition or occurrence that, individually or in the aggregate with all other events, circumstances, changes, effects, developments, conditions or occurrences, would reasonably be expected to have a SRT Material Adverse Effect.

Section 4.7 No Undisclosed Liabilities. Except (a) as disclosed, reflected or reserved against on the unaudited balance sheet of SRT dated as of June 30, 2026 (including the notes thereto), (b) for liabilities or obligations incurred in connection with the transactions contemplated by this Agreement and (c) for liabilities or obligations incurred in the ordinary course of business consistent with past practice since June 30, 2026, neither SRT nor any SRT Subsidiary has any liability or obligation (whether accrued, absolute, contingent or otherwise) that either alone or when combined with all other liabilities of a type not described in clauses (a), (b) or (c) above, has had, or would reasonably be expected to have, a SRT Material Adverse Effect.

Section 4.8 Permits; Compliance with Law.

(a) SRT and each SRT Subsidiary is, and since August 8, 2023, has been in possession of all authorizations, licenses, permits, certificates, approvals, variances, exemptions, orders, franchises, certifications and clearances of any Governmental Authority (“Permits”) necessary for SRT and each SRT Subsidiary to carry on its respective business substantially as they are being conducted as of the date hereof (the “SRT Permits”), and all such SRT Permits are valid and in full force and effect, except where the failure to be in possession of, or the failure to be valid or in full force and effect of, any SRT Permits, individually or in the aggregate, would not reasonably be expected to have a SRT Material Adverse Effect.

(b) Since August 8, 2023, neither SRT nor any SRT Subsidiary has been in conflict with, or in default or violation of, (i) any Law applicable to SRT or any SRT Subsidiary or by which any asset of SRT or any SRT Subsidiary is bound (except for compliance with Laws addressed in Section 4.11 and Section 4.14, respectively, which are solely addressed in those Sections) or (ii) any SRT Permits, except, in each case, for any such conflicts, defaults or violations that, individually or in the aggregate, would not reasonably be expected to have a SRT Material Adverse Effect.

Section 4.9 Litigation. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a SRT Material Adverse Effect, there is no Action to which SRT or any SRT Subsidiary is a party (either as plaintiff or defendant) pending or, to the Knowledge of SRT, threatened before any Governmental Authority. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a SRT Material Adverse Effect, no Order has been issued in any proceeding to which SRT or any SRT Subsidiary is or was a party, or, to the Knowledge of SRT, in any other proceeding, that enjoins or requires SRT or any SRT Subsidiary to take action of any kind with respect to its businesses.

Section 4.10 Material Contracts.

(a) Except for this Agreement, and any Contract that (A) will be fully performed and satisfied as of or prior to Closing or (B) is by and among only SRT and any Wholly Owned SRT Subsidiary or among Wholly Owned SRT Subsidiaries, Section 4.10(a) of the SRT Disclosure Letter sets forth a true, correct and complete list, as of the date hereof, of each Contract (such Contracts, “SRT Material Contracts”) (or the accurate description of principal terms in case of oral Contracts), including all amendments, supplements and side letters thereto, to which SRT or any SRT Subsidiary is a party or by which it is bound or to which any material asset is subject, that:

(i) contains any non-compete or exclusivity provisions with respect to any line of business or geographic area that materially restricts the business of SRT or any SRT Subsidiary, including upon consummation of the transactions contemplated by this Agreement, or that otherwise materially restricts the lines of business conducted by SRT or any SRT Subsidiary or the geographic area in which SRT or any SRT Subsidiary may conduct business;

(ii) obligates SRT or any SRT Subsidiary to indemnify any past or present directors, officers or employees of SRT or any SRT Subsidiary, other than SRT Governing Documents or any equivalent organizational or governing documents of any SRT Subsidiary;

(iii) constitutes (A) an Indebtedness obligation of SRT or any SRT Subsidiary with a principal amount as of the date hereof greater than five hundred thousand dollars ($500,000) or (B) a Contract (including any so called take-or-pay or keepwell agreements) under which (1) any Person (including SRT or any SRT Subsidiary) has directly or indirectly guaranteed Indebtedness, liabilities or obligations of SRT or any SRT Subsidiary or (2) SRT or a SRT Subsidiary has directly or indirectly guaranteed Indebtedness, liabilities or obligations of any Third Party;

(iv) provides for the pending purchase or sale, option to purchase or sell or other right to purchase, sell or dispose (by merger, by purchase or sale of assets or stock, by lease or otherwise) (other than any right of first refusal or right of first offer) of any asset of SRT or SRT Subsidiary or equity interests of any Person with a purchase or sale price greater than five hundred thousand dollars ($500,000);

(v) constitutes an interest rate cap, interest rate collar, interest rate swap or other Contract relating to a swap or other hedging transaction of any type;

(vi) constitutes a loan to any Person (other than a Wholly Owned SRT Subsidiary) by SRT or any SRT Subsidiary;

(vii) sets forth the operational or economic terms of a joint venture, partnership, limited liability company or strategic alliance of SRT or any SRT Subsidiary with a Third Party, in each case that is material to SRT and SRT Subsidiaries, taken as a whole;

(viii) prohibits the pledging of the capital stock of SRT or any SRT Subsidiary or prohibits the issuance of guarantees by any SRT Subsidiary;

(ix) contains covenants limiting the ability of SRT or any SRT Subsidiary to sell, transfer, pledge or otherwise dispose of any material assets or business of SRT or any SRT Subsidiary;

(x) contains restrictions on the ability of SRT or any SRT Subsidiary to pay dividends or other distributions, other than SRT Governing Documents or any equivalent organizational or governing documents of any other SRT Subsidiary;

(xi) has continuing “earn-out” or other similar contingent purchase price payment obligations, in each case that could result in payments, individually or in the aggregate, in excess of five hundred thousand dollars ($500,000); or

(xii) is both (A) not made in the ordinary course of business consistent with past practice and (B) material to SRT and SRT Subsidiaries, taken as a whole.

(b) Each SRT Material Contract is legal, valid, binding on and enforceable against SRT or the SRT Subsidiary that is a party thereto and, to the Knowledge of SRT, each other party thereto, and is in full force and effect, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law). SRT and each SRT Subsidiary has performed all obligations required to be performed by it under each SRT Material Contract and, to the Knowledge of SRT, each other party thereto has performed all obligations required to be performed by it under such SRT Material Contract, except in each case where the failure to perform, individually or in the aggregate, would not reasonably be expected to be material to SRT and SRT Subsidiaries, taken as a whole. None of SRT, any SRT Subsidiary or, to the Knowledge of SRT, any other party thereto, is in breach or violation of, or default under, any SRT Material Contract, and no event has occurred that, with notice or lapse of time or both, would constitute a violation, breach or default under any SRT Material Contract, except in each case where such breach, violation or default, individually or in the aggregate, would not reasonably be expected to be material to SRT and SRT Subsidiaries, taken as a whole. Neither SRT nor any SRT Subsidiary has received written notice of any violation or default under, or currently owes any termination, cancellation or other similar fees or any liquidated damages with respect to, any SRT Material Contract, except for violations, defaults, fees or damages that, individually or in the aggregate, would not reasonably be expected to have a SRT Material Adverse Effect.

Section 4.11 Taxes.

(a) SRT and each SRT Subsidiary has duly and timely filed (or there has been filed on their behalf) with the appropriate Governmental Authority all U.S. federal and state income and other material Tax Returns required to be filed, taking into account any extensions of time within which to file such Tax Returns, and all such Tax Returns are complete and correct in all material respects. SRT and each SRT Subsidiary has duly and timely paid (or there has been paid on their behalf) all Taxes required to be paid by them in full, whether or not shown on any Tax Return, other than Taxes that are being contested in good faith by appropriate Actions and for which adequate reserves have been established in accordance with GAAP. True and complete copies of all U.S. federal income Tax Returns that have been filed with the IRS by SRT and each SRT Subsidiary with respect to the taxable years ending on or after December 31, 2024 have been made available to SUNS. No written claim has been proposed by any Governmental Authority in any jurisdiction where SRT or any SRT Subsidiary do not file Tax Returns that SRT or any SRT Subsidiary is or may be subject to Tax by such jurisdiction.

(b) Beginning with SRT’s short taxable year ended on December 31, 2024, (i) SRT has been organized and operated in conformity with the requirements to qualify as a REIT under the Code, (ii) the current and proposed method of operation for SRT is expected to enable SRT to continue to meet the requirements for qualification as a REIT through and including SRT’s final taxable year ending with the Merger Effective Time (assuming the Closing of the Merger in accordance with the terms of this Agreement) and (iii) SRT has not taken any action that would or, to its Knowledge, omitted to take any action the omission of which would, reasonably be expected to result in SRT’s failure to qualify as a REIT for such taxable years, and no challenge to SRT’s status as a REIT is pending or threatened in writing.

(c) (i) There are no audits, investigations by any Governmental Authority or other Actions pending or threatened in writing with regard to any Taxes or material Tax Returns of SRT or any SRT Subsidiary; (ii) no deficiency for any Taxes of SRT or any SRT Subsidiary has been claimed, proposed, assessed or threatened, in each case, in writing by any Governmental Authority, which deficiency has not yet been settled, except for such deficiencies which are being contested in good faith by appropriate Actions and for which adequate reserves have been established in accordance with GAAP or with respect to which the failure to pay, individually or in the aggregate, would not reasonably be expected to have a SRT Material Adverse Effect; (iii) neither SRT nor any SRT Subsidiary has waived any statute of limitations with respect to the assessment of Taxes or agreed to any extension of time (other than pursuant to extensions of time to file a Tax Return requested in the ordinary course of business) with respect to any Tax assessment or deficiency for any open tax year; (iv) neither SRT nor any SRT Subsidiary is currently the beneficiary of any extension of time within which to file any Tax Return, other than any such extensions obtained in the ordinary course of business; and (v) neither SRT nor any SRT Subsidiary has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law).

(d) Each SRT Subsidiary that is a partnership, joint venture or limited liability company and that has not elected to be a Taxable REIT Subsidiary has been, since it became a SRT Subsidiary, treated for U.S. federal income tax purposes as a partnership (within the meaning of Treasury Regulations Section 301.7701-3), disregarded entity, or Qualified REIT Subsidiary, as the case may be, and not as a corporation or an association taxable as a corporation whose separate existence is respected for U.S. federal income tax purposes, or a “publicly traded partnership” within the meaning of Section 7704(b) of the Code that is treated as a corporation for U.S. federal income tax purposes under Section 7704(a) of the Code. No SRT Subsidiary is a corporation for U.S. federal income tax purposes, other than a corporation that qualifies as a Qualified REIT Subsidiary or as a Taxable REIT Subsidiary.

(e) Neither SRT nor any SRT Subsidiary holds any asset the disposition of which would be subject to Tax pursuant to Sections 337(d) or 1374 of the Code or Treasury Regulations Section 1.337(d)-7, nor has it disposed of any such asset during its current taxable year.

(f) SRT and SRT Subsidiaries have complied in all material respects with all applicable Laws relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446 and 3402 of the Code or similar provisions under any state and non-U.S. Laws) and have duly and timely withheld and, in each case, have paid over to the appropriate taxing authorities all amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws.

(g) There are no Tax Liens upon any property or assets of SRT or any SRT Subsidiary except Liens for Taxes not yet delinquent or that are being contested in good faith by appropriate Actions and for which adequate reserves have been established in accordance with GAAP.

(h) There are no Tax allocation or sharing agreements or similar arrangements with respect to or involving SRT or any SRT Subsidiary, and after the Closing Date neither SRT nor any SRT Subsidiary shall be bound by any such Tax allocation or sharing agreements or similar arrangements or have any liability thereunder for amounts due in respect of periods prior to the Closing Date (in each case, other than customary Tax indemnification provisions in commercial Contracts not primarily relating to Taxes or any such agreement between or among solely SRT and SRT Subsidiaries).

(i) Neither SRT nor any SRT Subsidiary has requested or received any private letter ruling or other similar written ruling of a Governmental Authority or entered into any written agreement with a Governmental Authority with respect to any Taxes, and neither SRT nor any SRT Subsidiary is subject to any such private letter ruling or other similar written ruling of a Governmental Authority.

(j) Neither SRT nor any SRT Subsidiary (i) has been a member of an affiliated, consolidated, combined, unitary or similar Tax group filing a consolidated U.S. federal income Tax Return or (ii) has any liability for the Taxes of any Person (other than any SRT Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), as a transferee or successor, by Contract (other than customary Tax indemnification provisions in commercial Contracts not primarily relating to Taxes), or otherwise by Law.

(k) Neither SRT nor any SRT Subsidiary has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or any analogous provision of any state, local or non-U.S. Law).

(l) Neither SRT nor any SRT Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code in the two (2) years prior to the date of this Agreement.

(m) No written power of attorney that has been granted by SRT or any SRT Subsidiary (other than to SRT or a SRT Subsidiary) currently is in force with respect to any matter relating to material Taxes.

(n) Neither SRT nor any SRT Subsidiary has taken any action or failed to take any action which action or failure would reasonably be expected to jeopardize, nor to the Knowledge of SRT is there any other fact or circumstance that could reasonably be expected to prevent, the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(o) SRT does not own a direct or indirect interest in any entity that is treated as a REIT for U.S. federal and applicable state and local income tax purposes.

(p) This Section 4.11 and Section 4.14 constitutes the exclusive representations and warranties of SRT with respect to Tax matters.

Section 4.12 Intellectual Property. Neither SRT nor any SRT Subsidiary: (a) owns any registered trademarks, patents or copyrights, (b) has any pending applications, registrations or recordings for any trademarks, patents or copyrights or (c) is a party to any Contracts with respect to use by SRT or any SRT Subsidiary of any trademarks or patents. Except as, individually or in the aggregate, would not reasonably be expected to have a SRT Material Adverse Effect, (i) no Intellectual Property used by SRT or any SRT Subsidiary infringes or is alleged to infringe any Intellectual Property rights of any Third Party, (ii) to SRT’s Knowledge, no Person is misappropriating, infringing or otherwise violating any Intellectual Property of SRT or any SRT Subsidiary and (iii) SRT and SRT Subsidiaries own or are licensed to use, or otherwise possess valid rights to use, all Intellectual Property necessary to conduct the business of SRT and SRT Subsidiaries as it is currently conducted. Since August 8, 2023, neither SRT nor any SRT Subsidiary has received any written or, to the Knowledge of SRT, verbal complaint, claim or notice alleging misappropriation, infringement or violation of any Intellectual Property rights of any Third Party.

Section 4.13 Insurance. All material insurance policies of SRT and SRT Subsidiaries (the “SRT Insurance Policies”) are in full force and effect and no written notice of cancellation or termination has been received by SRT or any SRT Subsidiary with respect to any such policy which has not been replaced on substantially similar terms prior to the date of such cancellation. Except as, individually or in the aggregate, would not reasonably be expected to have a SRT Material Adverse Effect, (a) there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a breach or default under any SRT Insurance Policy, or permit termination or modification thereof, (b) all premiums currently due and payable under all SRT Insurance Policies have been paid and (c) SRT and SRT Subsidiaries have otherwise complied in all material respects with the terms and conditions of all SRT Insurance Policies.

Section 4.14 Benefit Plans.

(a) Other than the SRT Equity Incentive Plan, SRT and SRT Subsidiaries do not and are not required to, and have not and have never been required to, maintain, sponsor or contribute to any Benefit Plans. Neither SRT nor any SRT Subsidiary has any contract, plan or commitment, whether or not legally binding, to create any Benefit Plan.

(b) None of SRT, any SRT Subsidiaries or any of their respective ERISA Affiliates has ever maintained, contributed to, or participated in, or otherwise has any obligation or liability in connection with: (i) a “pension plan” under Section 3(2) of ERISA that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, (ii) a “multiemployer plan” (as defined in Section 3(37) of ERISA), (iii) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA) or (iv) a “multiple employer plan” (as defined in Section 413(c) of the Code).

(c) Neither SRT nor any SRT Subsidiary has, or has ever had, any direct employees, and all employee services have been provided solely through the co-employment arrangement with the Professional Employer Organization, with employee benefits for such individuals being provided under or through such arrangement.

(d) Except as contemplated by Section 3.2 and other than pursuant to any SUNS Arrangement, (i) neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby, either alone or in combination with any other event, will result in any payment, acceleration, vesting or enhancement of any compensation or benefits that would, individually or in the aggregate, would reasonably be expected to constitute a “parachute payment” or an “excess parachute payment,” in each case within the meaning of Section 280G of the Code and (ii) no amount that could be received by any current or former employee, officer, director, individual independent contractor or other service provider of SRT or any SRT Subsidiary as a result of the transactions contemplated by this Agreement, either alone or in combination with any other event, would reasonably be expected to be nondeductible pursuant to Section 280G of the Code or subject to the excise Tax imposed by Section 4999 of the Code.

Section 4.15 Related Party Transactions. Except as listed in Section 4.15 of the SRT Disclosure Letter, no agreements, arrangements or understandings between SRT or any SRT Subsidiary (or binding on any of their respective assets), on the one hand, and any “related person” (as defined in Item 404 of Regulation S-K of the SEC), on the other hand (other than those exclusively among SRT and SRT Subsidiaries), are in existence.

Section 4.16 Brokers. No broker, investment banker or other Person (other than the Persons listed in Section 4.16 of the SRT Disclosure Letter, pursuant to the terms of the engagement letter between SRT and such Person, true, correct and complete copies of which have been provided to SUNS prior to the date hereof) is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Merger and the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of SRT or any SRT Subsidiary.

Section 4.17 Opinion of SRT Financial Advisor. The SRT Special Committee and the SRT Board each has received the opinion of Keefe, Bruyette & Woods, Inc. (the “SRT Financial Advisor”), to the effect that, as of the date of this Agreement and based on and subject to the assumptions, limitations, qualifications and conditions set forth in its written opinion, the Exchange Ratio is fair, from a financial point of view, to the holders of shares of the SRT Common Stock. SRT will deliver to SUNS a complete and correct copy of such opinion promptly after receipt thereof by the SRT Board solely for informational purposes.

Section 4.18 Takeover Statutes; Appraisal Rights. The SRT Board has taken all action necessary to render inapplicable to the Merger the restrictions on business combinations contained in Subtitle 6 of Title 3 of the MGCL. The restrictions on control share acquisitions contained in Subtitle 7 of Title 3 of the MGCL are not applicable to the Merger, and no other “business combination,” “control share acquisition,” “fair price,” “moratorium” or other takeover or anti-takeover statute or similar federal or state Law (collectively, “Takeover Statutes”) are applicable to this Agreement, the Merger or the other transactions contemplated by this Agreement. Pursuant to the SRT Charter, no dissenters’, appraisal or similar rights are available to the holders of SRT Common Stock with respect to the Merger and the other transactions contemplated by this Agreement.

Section 4.19 SRT Management Agreement.

(a) Section 4.19(a) of the SRT Disclosure Letter lists each Contract between or among SRT or any SRT Subsidiary, on the one hand, and SRT Manager and any of its Affiliates, on the other hand (each, a “SRT Advisor Related Agreement”). Prior to the date hereof, SRT has made available to SUNS a true and complete copy of each SRT Advisor Related Agreement.

(b) The SRT Management Agreement is legal, valid, binding on and enforceable against SRT and, to the Knowledge of SRT, the SRT Manager, and is in full force and effect. SRT has performed all material obligations required to be performed by it under the SRT Management Agreement and, to the Knowledge of SRT, the SRT Manager has performed all material obligations required to be performed by it under the SRT Management Agreement. None of SRT or any SRT Subsidiary is in material breach or violation of, or material default under, the SRT Management Agreement, and no event has occurred that, with notice or lapse of time or both, would constitute a material breach, violation or default under the SRT Management Agreement. Neither SRT nor any SRT Subsidiary has received written notice that it has breached, violated or defaulted under the SRT Management Agreement.

(c) Section 4.19(c) of the SRT Disclosure Letter sets forth, as of the date hereof, an accurate calculation of the compensation and reimbursement of expenses that SRT has estimated in good faith to be payable to SRT Manager as of the Merger Effective Time pursuant to the terms of the SRT Management Agreement based on the assumptions set forth therein.

Section 4.20 No Other Representations and Warranties; Non-Reliance.

(a) Except for the representations and warranties expressly set forth in this Article 4, or any document, agreement, certificate or other instrument contemplated by this Agreement, neither SRT nor any Person on behalf of SRT has made any representation or warranty, express or implied, with respect to SRT, any SRT Subsidiary, including their respective businesses, operations, assets, liabilities, condition (financial or otherwise), results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects), or the accuracy or completeness of any information regarding SRT or any SRT Subsidiary.

(b) Notwithstanding anything contained in this Agreement to the contrary, SRT acknowledges and agrees with the representation of SUNS, Merger Sub and SUNS Manager in Section 5.22(a), and hereby acknowledges and confirms that, other than the representations and warranties expressly set forth in Article 5, or any document, agreement, certificate or other instrument contemplated by this Agreement, (i) none of SUNS, Merger Sub, SUNS Manager or any other Person has made or is making, and (ii) SRT and its Representatives are not relying on any representations or warranties relating to SUNS, Merger Sub or SUNS Manager whatsoever, express or implied, by operation of law or otherwise, including any implied representation or warranty as to the accuracy or completeness of any information furnished or made available to SRT or any of its Representatives by SUNS, Merger Sub, SUNS Manager or their Representatives.

Article 5

REPRESENTATIONS AND WARRANTIES OF SUNS, MERGER SUB AND SUNS MANAGER

Except as set forth in (a) the disclosure letter prepared by SUNS, Merger Sub and SUNS Manager and delivered by SUNS to SRT prior to the execution and delivery of this Agreement (the “SUNS Disclosure Letter”), it being acknowledged and agreed that disclosure of any item in any section or subsection of the SUNS Disclosure Letter shall be deemed disclosed with respect to the section or subsection of this Agreement to which it corresponds and any other section or subsection of this Agreement to the extent the applicability of such disclosure is reasonably apparent on its face regardless of whether such section or subsection is qualified by reference to the SUNS Disclosure Letter, or (b) the SUNS SEC Documents publicly filed with or publicly furnished to the SEC on or after July 2, 2024, and at least two Business Days prior to the date of this Agreement, excluding any information or documents incorporated by reference therein or filed as exhibits thereto and any disclosures set forth or referenced in any risk factor section, forward-looking statements section or in any other section therein to the extent they are forward-looking statements or cautionary, nonspecific, predictive or forward-looking in nature, SUNS and Merger Sub hereby jointly and severally, on the one hand, and SUNS Manager, on the other hand, as applicable, represent and warrant as of the date hereof (except to the extent that such representations and warranties expressly relate to another date, in which case as of such other date) to SRT that:

Section 5.1 Organization and Qualification; Subsidiaries.

(a) SUNS is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Maryland and has the requisite corporate power and authority to carry on its business as it is now being conducted. Merger Sub is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Maryland and has the requisite limited liability company power and authority to carry on its business as it is now being conducted. SUNS Manager is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware and has the requisite limited liability company power and authority to carry on its business as now being conducted. Each of SUNS, Merger Sub and SUNS Manager is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, would not reasonably be expected to have a SUNS Material Adverse Effect.

(b) Each SUNS Subsidiary (i) is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization, as the case may be, (ii) has the requisite organizational power and authority to carry on its business as it is now being conducted and (iii) is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, would not reasonably be expected to have a SUNS Material Adverse Effect.

(c) Section 5.1(c) of the SUNS Disclosure Letter sets forth a true and complete list of the SUNS Subsidiaries and their respective jurisdictions of incorporation or organization, as the case may be, the jurisdictions in which SUNS and SUNS Subsidiaries are qualified or licensed to do business, and the percentage of interest held, directly or indirectly, by SUNS in each SUNS Subsidiary, including a list of each SUNS Subsidiary that is (i) a Qualified REIT Subsidiary, (ii) a Taxable REIT Subsidiary and (iii) an entity taxable as a corporation under the Code that is neither a Qualified REIT Subsidiary nor a Taxable REIT Subsidiary.

(d) Except as set forth on Section 5.1(d) of the SUNS Disclosure Letter, neither SUNS nor any SUNS Subsidiary directly or indirectly owns any equity interest or investment (whether equity or debt) in any Person (other than in the SUNS Subsidiaries set forth on Section 5.1(c) of the SUNS Disclosure Letter and investments in short-term investment securities).

(e) SUNS has made available to SRT true and complete copies of the SUNS Governing Documents, which are in full force and effect as of the date of this Agreement. SUNS is in compliance with the terms of its applicable SUNS Governing Documents.

(f) Except as set forth on Section 5.1(f) of the SUNS Disclosure Letter, SUNS has not exempted any “Person” from the “Aggregate Stock Ownership Limit” or the “Qualified Institutional Investor Aggregate Stock Ownership Limit” or established or increased an “Excepted Holder Limit,” as such terms are defined in the SUNS Charter, which exemption or Excepted Holder Limit is currently in effect.

Section 5.2 Authority.

(a) Each of SUNS, Merger Sub and SUNS Manager has the requisite corporate or limited liability company power and authority, as applicable, to execute and deliver this Agreement, to perform its obligations hereunder and, subject only to receipt of the SUNS Stockholder Approval, to consummate the transactions contemplated by this Agreement, including the Stock Issuance and Merger. The execution and delivery of this Agreement by each of SUNS, Merger Sub and SUNS Manager and the consummation by SUNS, Merger Sub and SUNS Manager of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate or limited liability company action, as applicable, and no other corporate or limited liability company proceedings on the part of SUNS, Merger Sub or SUNS Manager are necessary to authorize this Agreement or the Merger or to consummate the other transactions contemplated by this Agreement, subject, (i) in the case of the Stock Issuance, to receipt of the SUNS Stockholder Approval, and (ii) in the case of the Merger, to the filing of the Articles of Merger with, and acceptance for record of such Articles of Merger by, the SDAT.

(b) This Agreement has been duly executed and delivered by SUNS, Merger Sub and SUNS Manager and, assuming due authorization, execution and delivery by SRT, constitutes a legally valid and binding obligation of each of SUNS, Merger Sub and SUNS Manager enforceable against SUNS, Merger Sub and SUNS Manager in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

(c) On the recommendation of the SUNS Special Committee, the SUNS Board has (i) determined that this Agreement, the Stock Issuance, the Merger and the other transactions contemplated by this Agreement are advisable and in the best interest of SUNS, (ii) authorized and approved the Stock Issuance, this Agreement, the Merger and the other transactions contemplated by this Agreement, (iii) directed that the Stock Issuance contemplated by this Agreement be submitted for consideration at the SUNS Stockholders Meeting and (iv) resolved to include the SUNS Board recommendation to holders of SUNS Common Stock to vote in favor of the Stock Issuance by the SUNS Stockholders (such recommendation referred to in clause (iv), the “SUNS Board Recommendation”). Except as may be permitted in connection with a SUNS Adverse Recommendation Change in accordance with Section 7.5, such resolutions remain in full force and effect and have not been subsequently rescinded, modified or withdrawn in any way.

(d) The SUNS Stockholder Approval is the only vote of the holders of securities of SUNS required to approve this Agreement, the Stock Issuance, the Merger and the other transactions contemplated by this Agreement.

(e) SUNS, as the sole member of Merger Sub, has approved this Agreement and the Merger.

Section 5.3 No Conflict; Required Filings and Consents.

(a) Except as set forth on Section 5.3(a) of the SUNS Disclosure Letter, the execution and delivery of this Agreement by each of SUNS, Merger Sub and SUNS Manager and do not, and the performance of this Agreement and its obligations hereunder will not, (i) assuming receipt of the SUNS Stockholder Approval, conflict with or violate any provision of (A) the SUNS Governing Documents or (B) any equivalent organizational or governing documents of any other SUNS Subsidiary, (ii) assuming that all consents, approvals, authorizations and permits described in Section 5.3(b) have been obtained, all filings and notifications described in Section 5.3(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law or SUNS Permits or (iii) with or without notice, lapse of time or both, constitute or result in a breach or violation of, or a default under, or give rise to any Lien, acceleration of remedies, right of termination, purchase, first offer or forced sale under, any Contract of SUNS or any SUNS Subsidiary or related to any of their respective assets, except, as to clauses (ii) and (iii) above, for any such conflicts, violations, breaches, defaults or other occurrences which, individually or in the aggregate, would not reasonably be expected to have a SUNS Material Adverse Effect.

(b) No filings, notices, reports, consents, registrations, approvals, permits or authorizations are required to be made by SUNS, any SUNS Subsidiary or SUNS Manager with, nor are any required to be made or obtained by SUNS, any SUNS Subsidiary or SUNS Manager with or from any Governmental Authority, in connection with the execution, delivery and performance of this Agreement by SUNS, the SUNS Subsidiaries and SUNS Manager and the consummation of the Merger or the other transactions contemplated hereby, or in connection with the continuing operation of the business of SUNS, the SUNS Subsidiaries and SUNS Manager following the Merger Effective Time, except (i) the filing of the SUNS Proxy Statement and such other reports under or compliance with the Exchange Act and the Securities Act as may be required in connection with this Agreement and the transactions contemplated by this Agreement, (ii) the filing of the Articles of Merger with, and the acceptance for record of the Articles of Merger by, the SDAT pursuant to the MGCL and the MLLCA and (iii) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings, notifications or reports, individually or in the aggregate, would not reasonably be expected to have a SUNS Material Adverse Effect.

Section 5.4 Capital Structure.

(a) The authorized capital stock of SUNS consists of 50,010,000 shares of capital stock, of which 50,000,000 shares are designated as common stock, par value $0.01 per share (“SUNS Common Stock”) and 10,000 shares are designated as preferred stock, par value $0.01 per share (“SUNS Preferred Stock”). At the close of business on June 30, 2026, (i) 13,517,402 shares of SUNS Common Stock (inclusive of 186,924 SUNS Restricted Shares) were authorized, issued and outstanding, (ii) no shares of SUNS Preferred Stock were issued and outstanding, (iii) 1,191,122 shares of SUNS Common Stock were reserved for issuance under the SUNS Equity Incentive Plan and (iv) 962,752 shares of SUNS Common Stock remained available for grant under the SUNS Equity Incentive Plan. All of the outstanding shares of capital stock of SUNS are duly authorized, validly issued, fully paid and nonassessable and were issued in compliance in all material respects with applicable securities Laws. Except as set forth in this Section 5.4(a), there is no other outstanding capital stock of SUNS.

(b) The shares of SUNS Common Stock to be issued pursuant to the Merger, when issued in accordance with the terms of this Agreement, will be duly authorized, validly issued and fully paid and nonassessable.

(c) All equity interests in the SUNS Subsidiaries are duly authorized and validly issued, and the holders thereof have no obligation to make any further payments solely by reason of their ownership thereof. All ownership interests in each SUNS Subsidiary which may be issued upon exercise of outstanding options or exchange rights are duly authorized and will be, upon such exercise, validly issued, and holders thereof have no obligation to make any further payments solely by reason of their ownership thereof. SUNS owns, directly or indirectly, all of the issued and outstanding capital stock and other ownership interests of each SUNS Subsidiary free and clear of all Liens, other than Permitted Liens, and free of preemptive rights.

(d) There are no bonds, debentures, notes or other Indebtedness having general voting rights (or convertible into securities having such rights) of SUNS or any SUNS Subsidiary issued and outstanding (“SUNS Voting Debt”). There are no outstanding subscriptions, securities options, warrants, calls, rights, profits interests, stock appreciation rights, phantom stock, convertible securities, preemptive rights, anti-dilutive rights, rights of first refusal or other similar rights, agreements, arrangements, undertakings or commitments of any kind to which SUNS or any SUNS Subsidiary is a party or by which any of them is bound obligating SUNS or any SUNS Subsidiary to (i) issue, transfer or sell or create, or cause to be issued, transferred or sold or created any additional shares of capital stock or other equity interests or phantom stock or other contractual rights the value of which is determined in whole or in part by the value of any equity security of SUNS or any SUNS Subsidiary or securities convertible into or exchangeable for such shares or other equity interests, (ii) issue, grant, extend or enter into any such subscriptions, options, warrants, calls, rights, profits interests, stock appreciation rights, phantom stock, convertible securities or other similar rights, agreements, arrangements, undertakings or commitments or (iii) redeem, repurchase or otherwise acquire any such shares of capital stock, SUNS Voting Debt or other equity interests.

(e) Except for the SUNS Voting Agreements, neither SUNS nor any SUNS Subsidiary is a party to or bound by any Contracts concerning the voting (including voting trusts and proxies) of any capital stock or other equity interests of SUNS or any SUNS Subsidiary. Neither SUNS nor any SUNS Subsidiary has granted any registration rights on any of its capital stock or other equity interests. No SUNS Common Stock is owned by any SUNS Subsidiary.

(f) SUNS does not have a “poison pill” or similar stockholder rights plan.

(g) All dividends or other distributions on the shares of SUNS Common Stock and any material dividends or other distributions on any securities of any SUNS Subsidiary which have been authorized or declared prior to the date hereof have been paid in full (except to the extent such dividends or other distributions have been publicly announced and are not yet due and payable).

Section 5.5 SEC Documents; Financial Statements; Internal Controls; Off-Balance Sheet Arrangements; Investment Company Act; Anti-Corruption Laws.

(a) SUNS has timely filed with, or furnished (on a publicly available basis) to the SEC, all forms, documents, certifications, statements, schedules and reports required to be filed or furnished by SUNS under the Exchange Act or the Securities Act (together with all certifications required pursuant to the Sarbanes-Oxley Act) since January 1, 2025 (the forms, documents, certifications, statements, schedules, reports (including the financial statements referenced in Section 5.5(c)) filed with the SEC since January 1, 2025, including those filed with the SEC since the date of this Agreement, if any, including any amendments thereto, the “SUNS SEC Documents”).

(b) As of their respective filing dates, the SUNS SEC Documents (i) complied, or with respect to SUNS SEC Documents filed after the date hereof, will comply, in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the Sarbanes-Oxley Act, and (ii) did not, or with respect to SUNS SEC Documents filed after the date hereof, will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. None of the SUNS SEC Documents is, to the Knowledge of SUNS, the subject of ongoing SEC review or threatened review, and SUNS does not have any outstanding and unresolved comments from the SEC with respect to any SUNS SEC Documents. None of the SUNS SEC Documents is the subject of any confidential treatment request by SUNS.

(c) Section 5.5(c) of the SUNS Disclosure Letter sets forth true and complete copies of (i) the consolidated audited financial statements of SUNS and SUNS Subsidiaries for the two most recently completed fiscal years, including the related balance sheets, statements of operations, comprehensive income (loss), stockholders’ equity and cash flows, together with the notes and schedules thereto and the audit report thereon of SUNS’s independent accountant, and (ii) the consolidated unaudited financial statements of SUNS and SUNS Subsidiaries for the most recent interim period ended June 30, 2026, including the related balance sheets, statements of operations, comprehensive income (loss), stockholders’ equity and cash flows, together with the notes and schedules thereto (clauses (i) and (ii), collectively, the “SUNS Financial Statements”). The SUNS Financial Statements included, or incorporated by reference, in the SUNS SEC Documents, including the related notes and schedules, (i) have been or will be, as the case may be, prepared from, are in accordance with, and accurately reflect the books and records of SUNS and SUNS Subsidiaries in all material respects, (ii) complied or will comply, as the case may be, as of their respective dates in all material respects with the then-applicable accounting requirements of the Securities Act and the Exchange Act, (iii) have been or will be, as the case may be, prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto, or, in the case of the consolidated unaudited SUNS Financial Statements, for normal and recurring year-end adjustments and as may be permitted by the SEC on Form 10-Q or any successor form under the Exchange Act, which adjustments are not, individually or in the aggregate, material to SUNS) and (iv) fairly present, or will fairly present, as the case may be, in all material respects (subject, in the case of unaudited SUNS Financial Statements, to normal and recurring year-end adjustments, which adjustments are not, individually or in the aggregate, material to SUNS), the consolidated financial position of SUNS and SUNS Subsidiaries, taken as a whole, as of their respective dates and the consolidated balance sheets, statements of operations, stockholders’ equity and cash flows of SUNS and SUNS Subsidiaries for the periods presented therein.

(d) SUNS maintains internal controls over financial reporting designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. SUNS has disclosed to its auditors and audit committee any significant deficiencies or material weaknesses in the design or operation of such internal controls that are reasonably likely to materially adversely affect SUNS’s ability to record, process, summarize and report financial information, and any fraud, whether or not material, involving management or other employees with a significant role in such internal controls.

(e) SUNS is not, and no SUNS Subsidiary is, a party to, and neither SUNS nor any SUNS Subsidiary has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract or arrangement, including any Contract relating to any transaction or relationship between or among SUNS and any SUNS Subsidiary, on the one hand, and any unconsolidated Affiliate of SUNS or any SUNS Subsidiary, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, SUNS, any SUNS Subsidiary or SUNS’s or such SUNS Subsidiary’s audited financial statements or other SUNS SEC Documents.

(f) Neither SUNS nor any SUNS Subsidiary is required to be registered as an investment company under the Investment Company Act.

(g) SUNS and SUNS Subsidiaries (including in each case any of their officers and directors) have complied and are in compliance in all material respects with applicable Anti-Corruption Laws. Neither SUNS nor any SUNS Subsidiary nor, to the Knowledge of SUNS, any director, officer or Representative of SUNS or any SUNS Subsidiary has (i) used any corporate funds for any unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity, (ii) made, taken or will take any action in furtherance of any direct or indirect unlawful payment, promise to pay or authorization or approval of the payment or giving of money, property or gifts of anything of value, directly or indirectly to any foreign or domestic government official or employee, (iii) made, offered or taken an act in furtherance of any direct or indirect unlawful bribe, rebate, payoff, kickback or other unlawful payment to any foreign or domestic government official or employee, (iv) made any payment to any customer, supplier or tenant, or to any officer, director, partner, employee or agent of any such customer, supplier or tenant, for the unlawful sharing of fees to any such customer, supplier or tenant or any such officer, director, partner, employee or agent for the unlawful rebating of charges, (v) engaged in any other unlawful reciprocal practice, or made any other unlawful payment or given any other unlawful consideration to any such customer, supplier or tenant or any such officer, director, partner, employee or agent of such customer, supplier or tenant or (vi) taken any action or made any omission in violation of any applicable Law governing imports into or exports from the United States or any foreign country, or relating to economic sanctions or embargoes, corrupt practices, money laundering, or compliance with unsanctioned foreign boycotts, in each case, in violation of any applicable Anti-Corruption Law. Neither SUNS nor any SUNS Subsidiary has received any written communication that alleges that SUNS or any SUNS Subsidiary, or any of their respective Representatives, is, or may be, in violation of, or has, or may have, any liability under, any Anti-Corruption Law.

Section 5.6 Absence of Certain Changes or Events. Since June 30, 2026, through the date of this Agreement, (a) SUNS, each SUNS Subsidiary and SUNS Manager have conducted their respective business in all material respects in the ordinary course of business consistent with past practice and (b) there has not been any SUNS Material Adverse Effect or any event, circumstance, change, effect, development, condition or occurrence that, individually or in the aggregate, with all other events, circumstances, changes, effects, developments, conditions or occurrences, would reasonably be expected to have a SUNS Material Adverse Effect.

Section 5.7 No Undisclosed Liabilities. Except as set forth in Section 5.7 of the SUNS Disclosure Letter, since June 30, 2026, neither SUNS nor any SUNS Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise that would be required to be reflected in financial statements prepared in accordance with GAAP, except for: (a) liabilities or obligations disclosed, reflected or reserved against on SUNS’s consolidated balance sheets (or the notes thereto) included in the SUNS SEC Documents, (b) liabilities or obligations that have been incurred by SUNS or any SUNS Subsidiaries since June 30, 2026, in the ordinary course of business, (c) liabilities or obligations incurred in connection with the transactions contemplated by this Agreement and (d) liabilities which have not had and would not reasonably be expected to have, individually or in the aggregate, a SUNS Material Adverse Effect.

Section 5.8 Permits; Compliance with Law.

(a) SUNS, each SUNS Subsidiary and SUNS Manager is, and since August 28, 2023 has been, in possession of all Permits necessary for SUNS, each SUNS Subsidiary and SUNS Manager to carry on its respective business substantially as they are being conducted as of the date hereof (the “SUNS Permits”), and all such SUNS Permits are valid and in full force and effect, except where the failure to be in possession of, or the failure to be valid or in full force and effect of, any SUNS Permits, individually or in the aggregate, would not reasonably be expected to have a SUNS Material Adverse Effect.

(b) Since August 28, 2023, none of SUNS, any SUNS Subsidiary or SUNS Manager has been in conflict with, or in default or violation of, (i) any Law applicable to SUNS, any SUNS Subsidiary or SUNS Manager or by which any asset of SUNS or any SUNS Subsidiary is bound (except for compliance with Laws addressed in Section 5.11 and Section 5.14, respectively, which are solely addressed in those Sections) or (ii) any SUNS Permits, except, in each case, for any such conflicts, defaults or violations that, individually or in the aggregate, would not reasonably be expected to have a SUNS Material Adverse Effect.

Section 5.9 Litigation. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a SUNS Material Adverse Effect, there is no Action to which SUNS, any SUNS Subsidiary or SUNS Manager is a party (either as plaintiff or defendant) pending or, to the Knowledge of SUNS, threatened before any Governmental Authority. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a SUNS Material Adverse Effect, no Order has been issued in any proceeding to which SUNS, any SUNS Subsidiary or SUNS Manager is or was a party, or, to the Knowledge of SUNS, in any other proceeding, that enjoins or requires SUNS, any SUNS Subsidiary or SUNS Manager to take action of any kind with respect to its businesses.

Section 5.10 Material Contracts.

(a) Each Contract required to be filed (or incorporated by reference) as an exhibit to any SUNS SEC Document filed on or after January 1, 2025 pursuant to Item 601(b)(1), (2), (4), (9) or (10) of Regulation S-K promulgated under the Securities Act has been so filed (or incorporated by reference) (such Contracts, the “SUNS Material Contracts”).

(b) Each SUNS Material Contract is legal, valid, binding on and enforceable against SUNS or the SUNS Subsidiary that is a party thereto and, to the Knowledge of SUNS, each other party thereto, and is in full force and effect, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law). SUNS and each SUNS Subsidiary has performed all obligations required to be performed by it under each SUNS Material Contract and, to the Knowledge of SUNS, each other party thereto has performed all obligations required to be performed by it under such SUNS Material Contract, except in each case where the failure to perform, individually or in the aggregate, would not reasonably be expected to be material to SUNS and SUNS Subsidiaries, taken as a whole. None of SUNS, any SUNS Subsidiary or, to the Knowledge of SUNS, any other party thereto, is in breach or violation of, or default under, any SUNS Material Contract, and no event has occurred that, with notice or lapse of time or both, would constitute a violation, breach or default under any SUNS Material Contract, except in each case where such breach, violation or default, individually or in the aggregate, would not reasonably be expected to be material to SUNS and SUNS Subsidiaries, taken as a whole. Neither SUNS nor any SUNS Subsidiary has received written notice of any violation or default under, or currently owes any termination, cancellation or other similar fees or any liquidated damages with respect to, any SUNS Material Contract, except for violations, defaults, fees or damages that, individually or in the aggregate, would not reasonably be expected to have a SUNS Material Adverse Effect.

Section 5.11 Taxes.

(a) SUNS and each SUNS Subsidiary has duly and timely filed (or there has been filed on their behalf) with the appropriate Governmental Authority all U.S. federal and state income and other material Tax Returns required to be filed, taking into account any extensions of time within which to file such Tax Returns, and all such Tax Returns are complete and correct in all material respects. SUNS and each SUNS Subsidiary has duly and timely paid (or there has been paid on their behalf) all Taxes required to be paid by them in full, whether or not shown on any Tax Return, other than Taxes that are being contested in good faith by appropriate Actions and for which adequate reserves have been established in accordance with GAAP. True and complete copies of all U.S. federal income Tax Returns that have been filed with the IRS by SUNS and each SUNS Subsidiary with respect to the taxable years ending on or after December 31, 2024 have been made available to SRT. No written claim has been proposed by any Governmental Authority in any jurisdiction where SUNS or any SUNS Subsidiary do not file Tax Returns that SUNS or any SUNS Subsidiary is or may be subject to Tax by such jurisdiction.

(b) Beginning with SUNS’s taxable year ended on December 31, 2024, (i) SUNS has been organized and operated in conformity with the requirements to qualify as a REIT under the Code, (ii) the current and proposed method of operation for SUNS is expected to enable SUNS to continue to meet the requirements for qualification as a REIT and (iii) SUNS has not taken any action that would or omitted, to its Knowledge, to take any action the omission of which would, reasonably be expected to result in SUNS’s failure to qualify as a REIT, and no challenge to SUNS’s status as a REIT is pending or threatened in writing.

(c) (i) There are no audits, investigations by any Governmental Authority or other Actions pending or threatened in writing with regard to any Taxes or material Tax Returns of SUNS or any SUNS Subsidiary; (ii) no deficiency for any Taxes of SUNS or any SUNS Subsidiary has been claimed, proposed, assessed or threatened, in each case, in writing by any Governmental Authority, which deficiency has not yet been settled, except for such deficiencies which are being contested in good faith by appropriate Actions and for which adequate reserves have been established in accordance with GAAP or with respect to which the failure to pay, individually or in the aggregate, would not reasonably be expected to have a SUNS Material Adverse Effect; (iii) neither SUNS nor any

SUNS Subsidiary has waived any statute of limitations with respect to the assessment of Taxes or agreed to any extension of time (other than pursuant to extensions of time to file a Tax Return requested in the ordinary course of business) with respect to any Tax assessment or deficiency for any open tax year; (iv) neither SUNS nor any SUNS Subsidiary is currently the beneficiary of any extension of time within which to file any Tax Return, other than any such extensions obtained in the ordinary course of business; and (v) neither SUNS nor any SUNS Subsidiary has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law).

(d) Each SUNS Subsidiary that is a partnership, joint venture or limited liability company and that has not elected to be a Taxable REIT Subsidiary has been, since it became a SUNS Subsidiary, treated for U.S. federal income tax purposes as a partnership (within the meaning of Treasury Regulations Section 301.7701-3), disregarded entity, or Qualified REIT Subsidiary, as the case may be, and not as a corporation or an association taxable as a corporation whose separate existence is respected for U.S. federal income tax purposes, or a “publicly traded partnership” within the meaning of Section 7704(b) of the Code that is treated as a corporation for U.S. federal income tax purposes under Section 7704(a) of the Code. No SUNS Subsidiary is a corporation for U.S. federal income tax purposes, other than a corporation that qualifies as a Qualified REIT Subsidiary or as a Taxable REIT Subsidiary.

(e) Neither SUNS nor any SUNS Subsidiary holds any asset the disposition of which would be subject to Tax pursuant to Sections 337(d) or 1374 of the Code or Treasury Regulations Section 1.337(d)-7, nor has it disposed of any such asset during its current taxable year.

(f) SUNS and SUNS Subsidiaries have complied in all material respects with all applicable Laws relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446 and 3402 of the Code or similar provisions under any state and non-U.S. Laws) and have duly and timely withheld and, in each case, have paid over to the appropriate taxing authorities all amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws.

(g) There are no Tax Liens upon any property or assets of SUNS or any SUNS Subsidiary except Liens for Taxes not yet delinquent or that are being contested in good faith by appropriate Actions and for which adequate reserves have been established in accordance with GAAP.

(h) There are no Tax allocation or sharing agreements or similar arrangements with respect to or involving SUNS or any SUNS Subsidiary, and after the Closing Date neither SUNS nor any SUNS Subsidiary shall be bound by any such Tax allocation or sharing agreements or similar arrangements or have any liability thereunder for amounts due in respect of periods prior to the Closing Date (in each case, other than customary Tax indemnification provisions in commercial Contracts not primarily relating to Taxes or any such agreement between or among solely SUNS and SUNS Subsidiaries).

(i) Neither SUNS nor any SUNS Subsidiary has requested or received any private letter ruling or other similar written ruling of a Governmental Authority or entered into any written agreement with a Governmental Authority with respect to any Taxes, and neither SUNS nor any SUNS Subsidiary is subject to any such private letter ruling or other similar written ruling of a Governmental Authority.

(j) Neither SUNS nor any SUNS Subsidiary (i) has been a member of an affiliated, consolidated, combined, unitary or similar Tax group filing a consolidated U.S. federal income Tax Return or (ii) has any liability for the Taxes of any Person (other than any SUNS Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), as a transferee or successor, by Contract (other than customary Tax indemnification provisions in commercial Contracts not primarily relating to Taxes), or otherwise by Law.

(k) Neither SUNS nor any SUNS Subsidiary has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or any analogous provision of any state, local or non-U.S. Law).

(l) Neither SUNS nor any SUNS Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code in the two (2) years prior to the date of this Agreement.

(m) No written power of attorney that has been granted by SUNS or any SUNS Subsidiary (other than to SUNS or a SUNS Subsidiary) currently is in force with respect to any matter relating to material Taxes.

(n) Neither SUNS nor any SUNS Subsidiary has taken any action or failed to take any action which action or failure would reasonably be expected to jeopardize, nor to the Knowledge of SUNS is there any other fact or circumstance that could reasonably be expected to prevent, the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(o) Merger Sub is and has been since formation disregarded as an entity separate from SUNS for U.S. federal and applicable state and local income tax purposes.

(p) SUNS does not own a direct or indirect interest in any entity that is treated as a REIT for U.S. federal and applicable state and local income tax purposes.

(q) This Section 5.11 and Section 5.14 constitutes the exclusive representations and warranties of SUNS with respect to Tax matters.

Section 5.12 Intellectual Property. Neither SUNS nor any SUNS Subsidiary: (a) owns any registered trademarks, patents or copyrights, (b) has any pending applications, registrations or recordings for any trademarks, patents or copyrights or (c) is a party to any Contracts with respect to use by SUNS or any SUNS Subsidiary of any trademarks or patents. Except as, individually or in the aggregate, would not reasonably be expected to have a SUNS Material Adverse Effect, (i) no Intellectual Property used by SUNS or any SUNS Subsidiary infringes or is alleged to infringe any Intellectual Property rights of any Third Party, (ii) to SUNS’s Knowledge, no Person is misappropriating, infringing or otherwise violating any Intellectual Property of SUNS or any SUNS Subsidiary and (iii) SUNS and SUNS Subsidiaries own or are licensed to use, or otherwise possess valid rights to use, all Intellectual Property necessary to conduct the business of SUNS and SUNS Subsidiaries as it is currently conducted. Since July 2, 2024, neither SUNS nor any SUNS Subsidiary has received any written or, to the Knowledge of SUNS, verbal complaint, claim or notice alleging misappropriation, infringement or violation of any Intellectual Property rights of any Third Party.

Section 5.13 Insurance. All material insurance policies of SUNS and SUNS Subsidiaries (the “SUNS Insurance Policies”) are in full force and effect and no written notice of cancellation or termination has been received by SUNS or any SUNS Subsidiary with respect to any such policy which has not been replaced on substantially similar terms prior to the date of such cancellation. Except as, individually or in the aggregate, would not reasonably be expected to have a SUNS Material Adverse Effect, (a) there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a breach or default under any SUNS Insurance Policy, or permit termination or modification thereof, (b) all premiums currently due and payable under all SUNS Insurance Policies have been paid and (c) SUNS and SUNS Subsidiaries have otherwise complied in all material respects with the terms and conditions of all SUNS Insurance Policies.

Section 5.14 Benefit Plans.

(a) Other than the SUNS Equity Incentive Plan, SUNS and SUNS Subsidiaries do not and are not required to, and have not and have never been required to, maintain, sponsor or contribute to any Benefit Plans. Neither SUNS nor any SUNS Subsidiary has any contract, plan or commitment, whether or not legally binding, to create any Benefit Plan.

(b) None of SUNS, any SUNS Subsidiaries or any of their respective ERISA Affiliates has ever maintained, contributed to, or participated in, or otherwise has any obligation or liability in connection with: (i) a “pension plan” under Section 3(2) of ERISA that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, (ii) a “multiemployer plan” (as defined in Section 3(37) of ERISA), (iii) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA) or (iv) a “multiple employer plan” (as defined in Section 413(c) of the Code).

(c) Neither SUNS nor any SUNS Subsidiary has, or has ever had, any direct employees, and all employee services have been provided solely through the co-employment arrangement with the Professional Employer Organization, with employee benefits for such individuals being provided under or through such arrangement.

(d) Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, either alone or in combination with any other event, will result in any payment, acceleration, vesting or enhancement of any compensation or benefits that would, individually or in the aggregate, constitute a “parachute payment” or an “excess parachute payment,” in each case within the meaning of Section 280G of the Code. No amount that could be received by any current or former employee, officer, director, individual independent contractor or other service provider of SUNS or any SUNS Subsidiary as a result of the transactions contemplated by this Agreement, either alone or in combination with any other event, would be nondeductible pursuant to Section 280G of the Code or subject to the excise Tax imposed by Section 4999 of the Code.

Section 5.15 Related Party Transactions. Except as described in the publicly available SUNS SEC Documents filed with or furnished to the SEC on or after January 1, 2026 and prior to the date hereof, no agreements, arrangements or understandings between SUNS or any SUNS Subsidiary (or binding on any of their respective assets), on the one hand, and any other Person, on the other hand (other than those exclusively among SUNS and SUNS Subsidiaries), are in existence that are not, but are required to be, disclosed under Item 404 of Regulation S-K promulgated by the SEC.

Section 5.16 Brokers. No broker, investment banker or other Person (other than the Persons listed in Section 5.16 of the SUNS Disclosure Letter, pursuant to the terms of the engagement letter between SUNS and such Person, true, correct and complete copies of which have been provided to SRT prior to the date hereof) is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Merger and the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of SUNS or any SUNS Subsidiary.

Section 5.17 Opinion of SUNS Financial Advisor. The SUNS Special Committee has received the opinion of Oppenheimer & Co. Inc. (the “SUNS Financial Advisor”), to the effect that, as of the date of this Agreement and based on and subject to the assumptions, limitations, qualifications and conditions set forth in its written opinion, the Exchange Ratio is fair, from a financial point of view, to SUNS. SUNS will deliver to SRT a complete and correct copy of such opinion promptly after receipt thereof by the SUNS Special Committee solely for informational purposes.

Section 5.18 Takeover Statutes; Appraisal Rights. The SUNS Board has taken all action necessary to render inapplicable to the Merger the restrictions on business combinations contained in Subtitle 6 of Title 3 of the MGCL. The restrictions on control share acquisitions contained in Subtitle 7 of Title 3 of the MGCL are not applicable to the Merger and no other Takeover Statutes are applicable to this Agreement, the Merger or the other transactions contemplated by this Agreement. Pursuant to the SUNS Charter, no dissenters’, appraisal or similar rights are available to the holders of SUNS Common Stock with respect to the Merger and the other transactions contemplated by this Agreement.

Section 5.19 SUNS Management Agreement.

(a) Section 5.19(a) of the SUNS Disclosure Letter lists each Contract between or among SUNS or any SUNS Subsidiary, on the one hand, and SUNS Manager and any of its Affiliates, on the other hand (each, a “SUNS Advisor Related Agreement”). Prior to the date hereof, SUNS has made available to SRT a true and complete copy of each SUNS Advisor Related Agreement.

(b) The SUNS Management Agreement is legal, valid, binding on and enforceable against SUNS and, to the Knowledge of SUNS, SUNS Manager, and is in full force and effect. SUNS has performed all material obligations required to be performed by it under the SUNS Management Agreement and, to the Knowledge of SUNS, SUNS Manager has performed all material obligations required to be performed by it under the SUNS Management Agreement. None of SUNS or any SUNS Subsidiary is in material breach or violation of, or material default under, the SUNS Management Agreement, and no event has occurred that, with notice or lapse of time or both, would constitute a material breach, violation or default under the SUNS Management Agreement. Neither SUNS nor any SUNS Subsidiary has received written notice that it has breached, violated or defaulted under the SUNS Management Agreement.

Section 5.20 Ownership of Merger Sub; No Prior Activities.

(a) Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement. All of the limited liability company membership interests of Merger Sub are owned, directly or indirectly, by SUNS.

(b) Except for the obligations or liabilities incurred in connection with its organization and the transactions contemplated by this Agreement, Merger Sub has not, and will not have prior to the Merger Effective Time, incurred, directly or indirectly through any Subsidiary or Affiliate, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.

Section 5.21 Available Funds. SUNS Manager’s obligations under this Agreement are not subject to a condition regarding SUNS Manager’s obtaining of funds to consummate the Merger and the other transactions contemplated by this Agreement. SUNS Manager has, as of the date of this Agreement, and SUNS Manager will have on or before the Closing Date, access to immediately available funds sufficient to enable SUNS Manager to make all payments contemplated by this Agreement, including the payment of the Per Share Additional SUNS Manager Consideration.

Section 5.22 No Other Representations and Warranties; Non-Reliance.

(a) Except for the representations and warranties expressly set forth in this Article 5, or any document, agreement, certificate or other instrument contemplated by this Agreement, neither SUNS, Merger Sub or SUNS Manager, nor any Person on behalf of SUNS, Merger Sub or SUNS Manager, has made any representation or warranty, express or implied, with respect to SUNS, any SUNS Subsidiary or SUNS Manager, including their respective businesses, operations, assets, liabilities, condition (financial or otherwise), results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects), or the accuracy or completeness of any information regarding SUNS, any SUNS Subsidiary or SUNS Manager.

(b) Notwithstanding anything contained in this Agreement to the contrary, SUNS, Merger Sub and SUNS Manager acknowledge and agree with the representation of SRT in Section 4.20(a), and hereby acknowledge and confirm that, other than the representations and warranties expressly set forth in Article 4, or any document, agreement, certificate or other instrument contemplated by this Agreement, (i) neither SRT nor any other Person has made or is making, and (ii) SUNS, Merger Sub, SUNS Manager, and their Representatives are not relying on, any representations or warranties relating to SRT whatsoever, express or implied, by operation of law or otherwise, including any implied representation or warranty as to the accuracy or completeness of any information furnished or made available to SUNS, Merger Sub, SUNS Manager, or any of their Representatives by SRT or its Representatives.

Article 6

COVENANTS RELATING TO CONDUCT OF BUSINESS PENDING THE MERGER

Section 6.1 Conduct of Business by SRT.

(a) SRT covenants and agrees that, between the date of this Agreement and the earlier to occur of the Merger Effective Time and the date, if any, on which this Agreement is terminated pursuant to Section 9.1 (the “Interim Period”), except (1) to the extent required by applicable Law, (2) as may be consented to in advance in writing by SUNS (which consent shall not be unreasonably withheld, conditioned or delayed), (3) as may be expressly contemplated, expressly required or expressly permitted by this Agreement or (4) as set forth in Section 6.1(a) of the SRT Disclosure Letter, SRT shall, and shall cause each SRT Subsidiary to, (i) conduct its business in all material respects in the ordinary course and in a manner consistent with past practice, and (ii) use commercially reasonable efforts to (A) preserve intact in all material respects its current business organization, goodwill, ongoing businesses and significant relationships with third parties, (B) maintain the status of SRT as a REIT and (C) maintain its material assets in their current condition (normal wear and tear and damage excepted).

(b) Without limiting the foregoing, SRT further covenants and agrees that, during the Interim Period, except (1) to the extent required by applicable Law, (2) as may be consented to in advance in writing by SUNS (which consent shall not be unreasonably withheld, conditioned or delayed), (3) as may be expressly contemplated, expressly required or expressly permitted by this Agreement or (4) as set forth in Section 6.1(b) of the SRT Disclosure Letter, SRT shall not, and shall not cause or permit any SRT Subsidiary to, do any of the following:

(i) amend or propose to amend the SRT Governing Documents or such equivalent organizational or governing documents of any SRT Subsidiary or waive the stock ownership limit or create an Excepted Holder Limit (as defined in the SRT Charter) under the SRT Charter;

(ii) adjust, split, combine, reclassify or subdivide any shares of stock or other equity securities or ownership interests of SRT or any SRT Subsidiary;

(iii) declare, set aside or pay any dividend on or make any other actual, constructive or deemed distributions (whether in cash, stock, property or otherwise) with respect to shares of capital stock of SRT or any SRT Subsidiary or other equity securities or ownership interests in SRT or any SRT Subsidiary or otherwise make any payment to its or their stockholders or other equity holders in their capacity as such, except for (A) the declaration and payment by SRT of regular quarterly dividends in the ordinary course of business consistent with past practice in an amount not to exceed $0.43 per share per quarter, (B) the declaration and payment of dividends or other distributions to SRT or any directly or indirectly Wholly Owned SRT Subsidiary by any other directly or indirectly Wholly Owned SRT Subsidiary, (C) the SRT Special Distribution in accordance with Section 7.16 and (D) distributions by any SRT Subsidiary that is not wholly owned, directly or indirectly, to SRT, in accordance with the requirements of the organizational documents of such SRT Subsidiary; provided, that, notwithstanding the restriction on dividends and other distributions in this Section 6.1(b)(iii), (x) SRT shall be permitted to declare and pay the SRT Stub Period Dividend pursuant to Section 7.11(c), (y) SRT and any SRT Subsidiary shall be permitted to make distributions, including under Sections 858 or 860 of the Code, reasonably necessary for SRT to maintain its status as a REIT under the Code (or applicable state Law) and avoid or reduce the imposition of any entity level income or excise Tax under the Code (or applicable state Law) and in accordance with Article VII of the SRT Charter and (z) as permitted under Section 6.1(b)(iv);

(iv) other than (A) the withholding of shares to satisfy withholding Tax obligations in respect of Unvested SRT Restricted Shares outstanding as of the date of this Agreement that become vested prior to the Closing Date, (B) redemptions in accordance with Article VII of the SRT Charter or (C) to the extent required by their terms and the SRT Equity Incentive Plan in effect on the date of this Agreement, redeem, repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock or other equity interests of SRT or a SRT Subsidiary or securities convertible or exchangeable into or exercisable therefor;

(v) except for transactions among SRT and one or more Wholly Owned SRT Subsidiaries or among one or more Wholly Owned SRT Subsidiaries, issue, sell, pledge, dispose, encumber or grant any shares of SRT or any SRT Subsidiaries’ capital stock or equity interests, or authorize the issuance, sale, pledge, disposition, grant, transfer or any Lien against, or otherwise enter into any Contract or understanding with respect to the voting of, any shares of SRT or any SRT Subsidiaries’ capital stock or equity interests, any securities convertible or exchangeable for, or any options, warrants or other rights of any kind to acquire any capital stock of SRT or any of the capital stock or other equity interests of any SRT Subsidiary, including any awards under the SRT Equity Incentive Plan; provided that if the Closing has not occurred by January 1, 2027, SRT may grant equity interests or awards to Eligible Persons (as defined in the SRT Equity Incentive Plan) under the SRT Equity Incentive Plan or any similar plan in the ordinary course of business in amounts and to individuals consistent with past practice;

(vi) acquire or agree to acquire (including by merger, consolidation or acquisition of stock or assets), or sell, pledge, lease, assign, transfer, dispose of or effect a deed in lieu of foreclosure with respect to, or permit or suffer to exist the creation of any Lien (other than Permitted Liens) upon, any material assets, except (A) acquisitions by SRT or any Wholly Owned SRT Subsidiary of or from an existing Wholly Owned SRT Subsidiary, (B) acquisitions or dispositions in the ordinary course of business and (C) leases and Liens in the ordinary course of business;

(vii) incur, create, assume, refinance, replace or prepay any Indebtedness for borrowed money or guarantee such Indebtedness of another Person (other than a Wholly Owned SRT Subsidiary), or issue, sell or amend the terms of any debt securities or rights to acquire any debt securities of SRT or any SRT Subsidiary, except (A) Indebtedness incurred under SRT’s existing credit and loan agreements in the ordinary course of business, including under existing or future warehouse facilities and working capital facilities and entering into such facilities, (B) Indebtedness incurred in the ordinary course of business that does not, in the aggregate, exceed two million dollars ($2,000,000), (C) refinancing of existing Indebtedness (provided, that the terms of such new Indebtedness shall not be materially more onerous on SRT compared to the existing Indebtedness and the principal amount of such replacement Indebtedness shall not be materially greater than the Indebtedness it is replacing) and (D) any mortgage Indebtedness in respect of any real property having a loan-to-value ratio not in excess of eighty percent (80%);

(viii) make any loans, advances or capital contributions to, or investments in, any other Person (including to any of its officers, directors, Affiliates, agents or consultants), make any change in its existing borrowing or lending arrangements for or on behalf of such Persons, or enter into any “keep well” or similar agreement to maintain the financial condition of another entity, other than in the ordinary course of business and other than loans, advances or capital contributions to, or investments in, any Wholly Owned SRT Subsidiary;

(ix) other than in the ordinary course of business, enter into, renew, modify, amend or terminate, or waive, release, compromise or assign any material rights or claims under, any SRT Material Contract (or any Contract that, if existing as of the date hereof, would be a SRT Material Contract) in any material respect, other than (A) any termination or renewal in accordance with the terms of any existing SRT Material Contract that occurs automatically without any action (other than notice of renewal) by SRT or any SRT Subsidiary or (B) as may be reasonably necessary to comply with the terms of this Agreement;

(x) amend, modify, supplement, terminate or waive any provision of the SRT Management Agreement (except as may be specified in the SRT Manager Termination Agreement);

(xi) authorize, make or commit to make any material capital expenditures other than in the ordinary course of business or to address obligations under existing Contracts, or in conjunction with emergency repairs;

(xii) make any payment, direct or indirect, of any liability of SRT or any SRT Subsidiary before the same comes due in accordance with its terms, other than (A) in the ordinary course of business or (B) in connection with dispositions or refinancings of any Indebtedness otherwise permitted hereunder;

(xiii) waive, release, assign, settle or compromise any material Action, other than waivers, releases, assignments, settlements or compromises that (A) (I) involve only the payment of monetary damages in an amount (less any portion of such payment payable under an existing property-level insurance policy or reserved for such matter by SRT on the most recent balance sheet included in the audited financials as of the date hereof) no greater than one million dollars ($1,000,000) individually or two million dollars ($2,000,000) in the aggregate, (II) do not involve the imposition of injunctive relief against SRT or any SRT Subsidiary or the Surviving Entity and (III) do not provide for any admission of material liability by SRT or any SRT Subsidiary, or (B) are made with respect to any Action involving any present, former or purported holder or group of holders of SRT Common Stock in accordance with Section 7.8(c);

(xiv) (A) hire any employee or engage any independent contractor (who is a natural person), (B) grant any restricted shares, restricted stock units, options, stock appreciation rights, phantom stock, warrants or other equity awards, (C) amend or modify the terms of any Unvested SRT Restricted Shares outstanding as of the date of this Agreement, (D) increase the compensation or benefits of any director, officer, employee or consultant of SRT or any SRT Subsidiary or (E) become a party to, enter into or otherwise adopt any employment, bonus, severance or retirement Contract or Benefit Plan or other compensation or employee benefits arrangement, except as may be required to comply with applicable Law; provided that if the Closing has not occurred by January 1, 2027, SRT may grant equity interests or awards to Eligible Persons (as defined in the SRT Equity Incentive Plan) under the SRT Equity Incentive Plan or any similar plan in the ordinary course of business in amounts and to individuals consistent with past practice;

(xv) fail to maintain all financial books and records in all material respects in accordance with GAAP or make any material change to its methods of accounting in effect on January 1, 2026, except as required by a change in GAAP or in applicable Law, or make any change with respect to accounting policies, principles or practices unless required by GAAP;

(xvi) enter into any new line of business;

(xvii) form any new, or consent to any amendment or modification of the terms of existing, funds, joint ventures or non-traded real estate investment trusts or other pooled investment vehicles;

(xviii) fail to duly and timely file all material reports and other material documents required to be filed with any Governmental Authority, subject to extensions permitted by Law;

(xix) make, change or rescind any material election relating to Taxes; change a method of Tax accounting; file or amend any material Tax Return, settle or compromise any material U.S. federal, state, local or non-U.S. Tax liability, audit, claim or assessment; enter into any material closing agreement related to Taxes; knowingly surrender any right to claim any material Tax refund; give or request any waiver of a statute of limitations with respect to any material Tax Return except, in each case, (A) in the ordinary course of business, (B) to the extent required by Law or (C) to the extent necessary (x) to preserve SRT’s qualification as a REIT under the Code or (y) to qualify or preserve the status of any SRT Subsidiary as a disregarded entity or partnership for U.S. federal income tax purposes or as a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be;

(xx) take any action that would, or fail to take any action, the failure of which to be taken would, reasonably be expected to cause SRT to fail to qualify as a REIT or any SRT Subsidiary to cease to be treated as any of (A) a partnership or disregarded entity for U.S. federal income tax purposes or (B) a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be;

(xxi) take any action, or Knowingly fail to take any action, which action or failure would reasonably be expected to prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

(xxii) adopt a plan of merger, complete or partial liquidation or resolutions providing for or authorizing such merger, liquidation or a dissolution, consolidation, recapitalization or bankruptcy reorganization, except in connection with any transaction permitted by Section 6.1(b)(vi) in a manner that would not reasonably be expected to be materially adverse to SRT or to prevent or impair the ability of SRT to consummate the Merger;

(xxiii) make any payment, loan, distribution or transfer of assets to SRT Manager or its Affiliates (other than SRT and any SRT Subsidiary) except in such amount and as expressly contemplated by this Agreement or the SRT Management Agreement;

(xxiv) take any action (or fail to take any action) that would make dissenters’, appraisal or similar rights available to the holders of the SRT Common Stock with respect to the Merger or any other transactions contemplated by this Agreement;

(xxv) amend or modify the engagement letter with the SRT Financial Advisor to increase compensation to the SRT Financial Advisor or engage other financial advisors in connection with the transactions contemplated by this Agreement, provided that SRT may engage other financial advisors in the event the SRT Special Committee determines in good faith that any such other financial advisor should be engaged due to conflict considerations; or

(xxvi) authorize, or enter into any Contract or arrangement to do any of the foregoing.

(c) Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall prohibit SRT from taking any action, or refraining to take any action, at any time or from time to time, if, in the reasonable judgment of the SRT Board, such action or inaction is reasonably necessary (i) for SRT to avoid or to continue to avoid incurring entity level income or excise Taxes under the Code (or applicable state Law) or to maintain its qualification as a REIT under the Code for any period or portion thereof ending on or prior to the Merger Effective Time or (ii) to establish or maintain any exemption from or otherwise avoid the imposition of any requirement that SRT or any SRT Subsidiary be registered as an investment company under the Investment Company Act, including in the case of clause (i), making dividend or any other actual, constructive or deemed distribution payments to SRT Stockholders in accordance with this Agreement or otherwise as permitted pursuant to Section 6.1(b)(iii).

Section 6.2 Conduct of Business by SUNS.

(a) SUNS covenants and agrees that during the Interim Period, except (1) to the extent required by applicable Law, (2) as may be consented to in advance in writing by SRT (which consent shall not be unreasonably withheld, conditioned or delayed), (3) as may be expressly contemplated, expressly required or expressly permitted by this Agreement or (4) as set forth in Section 6.2(a) of the SUNS Disclosure Letter, SUNS and Merger Sub shall, and shall cause each SUNS Subsidiary to, (i) conduct its business in all material respects in the ordinary course and in a manner consistent with past practice, and (ii) use commercially reasonable efforts to (A) preserve intact in all material respects its current business organization, goodwill, ongoing businesses and significant relationships with third parties, (B) maintain the status of SUNS as a REIT and (C) maintain its material assets in their current condition (normal wear and tear and damage excepted).

(b) Without limiting the foregoing, SUNS further covenants and agrees that, during the Interim Period, except (1) to the extent required by Law, (2) as may be consented to in advance in writing by SRT (which consent shall not be unreasonably withheld, conditioned or delayed), (3) as may be expressly contemplated, expressly required or expressly permitted by this Agreement or (4) as set forth in Section 6.2(b) of the SUNS Disclosure Letter, SUNS and Merger Sub shall not, and shall not cause or permit any SUNS Subsidiary to, do any of the following:

(i) amend or propose to amend the SUNS Governing Documents or such equivalent organizational or governing documents of Merger Sub or any SUNS Subsidiary or waive the stock ownership limit or create an Excepted Holder Limit (as defined in the SUNS Charter) under the SUNS Charter;

(ii) adjust, split, combine, reclassify or subdivide any shares of stock or other equity securities or ownership interests of SUNS or any SUNS Subsidiary;

(iii) declare, set aside or pay any dividend on or make any other actual, constructive or deemed distributions (whether in cash, stock, property or otherwise) with respect to shares of capital stock of SUNS or any SUNS Subsidiary or other equity securities or ownership interests in SUNS or any SUNS Subsidiary or otherwise make any payment to its or their stockholders or other equity holders in their capacity as such, except for (A) the declaration and payment by SUNS of regular quarterly dividends in the ordinary course of business consistent with past practice in an amount not to exceed $0.30 per share per quarter, (B) the declaration and payment of dividends or other distributions to SUNS or any directly or indirectly Wholly Owned SUNS Subsidiary by any other directly or indirectly Wholly Owned SUNS Subsidiary and (C) distributions by any SUNS Subsidiary that is not wholly owned, directly or indirectly, to SUNS, in accordance with the requirements of the organizational documents of such SUNS Subsidiary; provided, that, notwithstanding the restriction on dividends and other distributions in this Section 6.2(b)(iii), (x) SUNS shall be permitted to declare and pay the SUNS Stub Period Dividend pursuant to Section 7.11(c), (y) SUNS and any SUNS Subsidiary shall be permitted to make distributions, including under Sections 858 or 860 of the Code, reasonably necessary for SUNS to maintain its status as a REIT under the Code (or applicable state Law) and avoid or reduce the imposition of any entity level income or excise Tax under the Code (or applicable state Law) and in accordance with Article VII of the SUNS Charter and (z) as permitted under Section 6.2(b)(iv);

(iv) other than (A) the withholding of shares to satisfy withholding Tax obligations in respect of any SUNS Restricted Shares or any other equity awards granted under the SUNS Equity Incentive Plan that vest or become exercisable after the date hereof, (B) redemptions in accordance with Article VII of the SUNS Charter or (C) to the extent required by their terms and the SUNS Equity Incentive Plan in effect on the date of this Agreement, redeem, repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock or other equity interests of SUNS or a SUNS Subsidiary or securities convertible or exchangeable into or exercisable therefor;

(v) except for transactions among SUNS and one or more Wholly Owned SUNS Subsidiaries or among one or more Wholly Owned SUNS Subsidiaries, issue, sell, pledge, dispose, encumber or grant any shares of SUNS or any SUNS Subsidiaries’ capital stock or equity interests, or authorize the issuance, sale, pledge, disposition, grant, transfer or any Lien against, or otherwise enter into any Contract or understanding with respect to the voting of, any shares of SUNS or any SUNS Subsidiaries’ capital stock or equity interests, or any options, warrants, convertible securities or other rights of any kind to acquire any capital stock of SUNS or any of the capital stock or other equity interests of any SUNS Subsidiary, including any awards under the SUNS Equity Incentive Plan; provided that if the Closing has not occurred by January 1, 2027, SUNS may grant equity interests or awards to Eligible Persons (as defined in the SUNS Equity Incentive Plan) under the SUNS Equity Incentive Plan or any similar plan in the ordinary course of business in amounts and to individuals consistent with past practice;

(vi) acquire or agree to acquire (including by merger, consolidation or acquisition of stock or assets), or sell, pledge, lease, assign, transfer, dispose of or effect a deed in lieu of foreclosure with respect to, or permit or suffer to exist the creation of any Lien (other than Permitted Liens) upon, any material assets, except (A) acquisitions by SUNS or any Wholly Owned SUNS Subsidiary of or from an existing Wholly Owned SUNS Subsidiary and (B) acquisitions or dispositions in the ordinary course of business; provided, that, any origination or acquisition of commercial real estate loan-related assets, or investment in companies or joint ventures that originate or acquire commercial real estate loan-related assets, shall be conducted in the ordinary course of business and shall not reasonably be expected to prevent, materially delay or materially impair the ability of SUNS or Merger Sub to consummate the Merger or have a SUNS Material Adverse Effect;

(vii) incur, create, assume, refinance, replace or prepay any Indebtedness for borrowed money or guarantee such Indebtedness of another Person (other than a Wholly Owned SUNS Subsidiary), or issue, sell or amend the terms of any debt securities or rights to acquire any debt securities of SUNS or any SUNS Subsidiary, except (A) Indebtedness incurred under SUNS’ existing credit facility in the ordinary course of business, including under existing or future warehouse facilities and working capital facilities and entering into such facilities, (B) Indebtedness incurred in the ordinary course of business that does not, in the aggregate, exceed two million dollars ($2,000,000), (C) refinancing of existing Indebtedness (provided, that the terms of such new Indebtedness shall not be materially more onerous on SUNS compared to the existing Indebtedness and the principal amount of such replacement Indebtedness shall not be materially greater than the Indebtedness it is replacing) and (D) any mortgage Indebtedness in respect of any real property having a loan-to-value ratio not in excess of eighty percent (80%);

(viii) make any loans, advances or capital contributions to, or investments in, any other Person (including to any of its officers, directors, Affiliates, agents or consultants), make any change in its existing borrowing or lending arrangements for or on behalf of such Persons, or enter into any “keep well” or similar agreement to maintain the financial condition of another entity, other than in the ordinary course of business and other than loans, advances or capital contributions to, or investments in, any Wholly Owned SUNS Subsidiary;

(ix) other than in the ordinary course of business, enter into, renew, modify, amend or terminate, or waive, release, compromise or assign any material rights or claims under, any SUNS Material Contract (or any Contract that, if existing as of the date hereof, would be a SUNS Material Contract) in any material respect, other than (A) any termination or renewal in accordance with the terms of any existing SUNS Material Contract that occurs automatically without any action (other than notice of renewal) by SUNS or any SUNS Subsidiary or (B) as may be reasonably necessary to comply with the terms of this Agreement;

(x) amend, modify, supplement, terminate or waive any provision of the SUNS Management Agreement (except as may be specified in the SUNS A&R Management Agreement);

(xi) authorize, make or commit to make any material capital expenditures other than in the ordinary course of business or to address obligations under existing Contracts, or in conjunction with emergency repairs;

(xii) make any payment, direct or indirect, of any liability of SUNS or any SUNS Subsidiary before the same comes due in accordance with its terms, other than (A) in the ordinary course of business or (B) in connection with dispositions or refinancings of any Indebtedness otherwise permitted hereunder;

(xiii) waive, release, assign, settle or compromise any material Action, other than waivers, releases, assignments, settlements or compromises that (A) (i) involve only the payment of monetary damages in an amount no greater than one million dollars ($1,000,000) individually or two million dollars ($2,000,000) in the aggregate, (ii) do not involve the imposition of injunctive relief against SUNS or any SUNS Subsidiary and (iii) do not provide for any admission of material liability by SUNS or any SUNS Subsidiary, or (B) are made with respect to any Action involving any present, former or purported holder or group of holders of SUNS Common Stock in accordance with Section 7.8(c);

(xiv) (A) hire any employee or engage any independent contractor (who is a natural person), (B) grant any restricted shares, restricted stock units, options, stock appreciation rights, phantom stock, warrants or other equity awards, (C) amend or modify the terms of any SUNS Restricted Shares outstanding as of the date of this Agreement, (D) increase the compensation or benefits of any director, officer, employee or consultant of SUNS or any SUNS Subsidiary or (E) become a party to, enter into or otherwise adopt any employment, bonus, severance or retirement Contract or Benefit Plan or other compensation or employee benefits arrangement, except as may be required to comply with applicable Law; provided that if the Closing has not occurred by January 1, 2027, SUNS may grant equity interests or awards to Eligible Persons (as defined in the SUNS Equity Incentive Plan) under the SUNS Equity Incentive Plan or any similar plan in the ordinary course of business in amounts and to individuals consistent with past practice;

(xv) fail to maintain all financial books and records in all material respects in accordance with GAAP or make any material change to its methods of accounting in effect on January 1, 2026, except as required by a change in GAAP or in applicable Law, or make any change with respect to accounting policies, principles or practices unless required by GAAP;

(xvi) enter into any new line of business;

(xvii) form any new, or consent to any amendment or modification of the terms of existing, funds, joint ventures or non-traded real estate investment trusts or other pooled investment vehicles;

(xviii) fail to duly and timely file all material reports and other material documents required to be filed with any Governmental Authority, subject to extensions permitted by Law;

(xix) make, change or rescind any material election relating to Taxes; change a method of Tax accounting; file or amend any material Tax Return, settle or compromise any material U.S. federal, state, local or non-U.S. Tax liability, audit, claim or assessment; enter into any material closing agreement related to Taxes; knowingly surrender any right to claim any material Tax refund; give or request any waiver of a statute of limitations with respect to any material Tax Return except, in each case, (A) in the ordinary course of business, (B) to the extent required by Law or (C) to the extent necessary (x) to preserve SUNS’s qualification as a REIT under the Code or (y) to qualify or preserve the status of any SUNS Subsidiary as a disregarded entity or partnership for U.S. federal income tax purposes or as a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be;

(xx) take any action that would, or fail to take any action, the failure of which to be taken would, reasonably be expected to cause SUNS to fail to qualify as a REIT or any SUNS Subsidiary to cease to be treated as any of (A) a partnership or disregarded entity for U.S. federal income tax purposes or (B) a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be;

(xxi) take any action, or Knowingly fail to take any action, which action or failure would reasonably be expected to prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

(xxii) adopt a plan of merger, complete or partial liquidation or resolutions providing for or authorizing such merger, liquidation or a dissolution, consolidation, recapitalization or bankruptcy reorganization, except in connection with any transaction permitted by Section 6.2(b)(vi) in a manner that would not reasonably be expected to be materially adverse to SUNS or to prevent or impair the ability of SUNS or Merger Sub to consummate the Merger;

(xxiii) make any payment, loan, distribution or transfer of assets to SUNS Manager or its Affiliates (other than SUNS and any SUNS Subsidiary) except in such amount and as expressly contemplated by this Agreement or the SUNS Management Agreement;

(xxiv) take any action (or fail to take any action) that would make dissenters’, appraisal or similar rights available to the holders of the SUNS Common Stock with respect to the Merger or any other transactions contemplated by this Agreement;

(xxv) amend or modify the engagement letter with Oppenheimer & Co. Inc. to increase compensation to Oppenheimer & Co. Inc. or engage other financial advisors in connection with the transactions contemplated by this Agreement, provided that SUNS may engage other financial advisors in the event the SUNS Special Committee determines in good faith that any such other financial advisor should be engaged due to conflict considerations; or

(xxvi) authorize, or enter into any Contract or arrangement to do any of the foregoing.

(c) Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall prohibit SUNS from taking any action, or refraining to take any action, at any time or from time to time, if, in the reasonable judgment of the SUNS Board, such action or inaction is reasonably necessary (i) for SUNS to avoid or to continue to avoid incurring entity level income or excise Taxes under the Code (or applicable state Law) or to maintain its qualification as a REIT under the Code for any period or portion thereof ending on or prior to the Merger Effective Time or (ii) to establish or maintain any exemption from or otherwise avoid the imposition of any requirement that SUNS or any SUNS Subsidiary be registered as an investment company under the Investment Company Act, including in the case of clause (i), making dividend or any other actual, constructive or deemed distribution payments to SUNS Stockholders in accordance with this Agreement or otherwise as permitted pursuant to Section 6.2(b)(iii).

Section 6.3 No Control of Other Parties’ Business. Nothing contained in this Agreement shall give (i) SUNS, directly or indirectly, the right to control or direct SRT or any SRT Subsidiary’s operations prior to the Merger Effective Time, or (ii) SRT, directly or indirectly, the right to control or direct SUNS or any SUNS Subsidiary’s operations prior to the Merger Effective Time. Prior to the Merger Effective Time, (i) SRT shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and the SRT Subsidiaries’ respective operations and (ii) SUNS shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and the SUNS Subsidiaries’ respective operations.

Article 7

ADDITIONAL COVENANTS

Section 7.1 Stock Issuance. SUNS shall issue the shares of SUNS Common Stock as Merger Consideration as provided in this Agreement pursuant to a “private placement” exemption or exemptions from registration under Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder, and exemptions from qualification under applicable state securities laws. The Parties shall comply in all material respects with all applicable provisions of and rules under the Securities Act and applicable state securities laws in connection with the offering and issuance of the SUNS Common Stock as Merger Consideration pursuant to this Agreement. SRT acknowledges and agrees that, unless otherwise determined by SUNS, the shares of SUNS Common Stock issued as Merger Consideration pursuant to this Agreement shall be “restricted securities” under the federal and state securities laws and, from and after the Merger Effective Time, cannot be offered or resold except pursuant to registration under the Securities Act or an available exemption from registration. After the Closing Date, SUNS shall use commercially reasonable efforts to assist each holder of SUNS Common Stock issued as Merger Consideration with the removal of any transfer restriction legend or similar trading restriction with respect to such SUNS Common Stock following the applicable holding period(s) in accordance with Rule 144 under the Securities Act, including by paying all reasonable expenses associated with the removal of such transfer restriction or similar trading restrictions, including reasonable expenses for legal opinions required by the transfer agent of SUNS to permit trading of such SUNS Common Stock.

Section 7.2 Stockholder Meetings and Proxy Statements.

(a) SUNS Proxy Statement.

(i) As promptly as reasonably practicable following the date of this Agreement, SUNS shall prepare and cause to be filed with the SEC the SUNS Proxy Statement in preliminary form with respect to the SUNS Stockholders Meeting, provided that in no event shall SUNS be required to file the SUNS Proxy Statement prior to the fifth (5th) day after the No-Shop Period Start Date. SRT shall furnish all information concerning itself, its Affiliates and the holders of its capital stock to SUNS and provide such other assistance as may be reasonably requested in connection with the preparation, filing and distribution of the SUNS Proxy Statement. SUNS shall promptly notify SRT upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the SUNS Proxy Statement, and shall, as promptly as practicable after receipt thereof, provide SRT with copies of all correspondence between it and its Representatives, on the one hand, and the SEC, on the other hand, and all written comments with respect to the SUNS Proxy Statement received from the SEC. SUNS shall use its reasonable best efforts to respond as promptly as practicable to any comments from the SEC with respect to the SUNS Proxy Statement. Notwithstanding the foregoing, prior to the filing of the SUNS Proxy Statement (or any amendment or supplement thereto) with the SEC, mailing of the SUNS Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, SUNS shall cooperate and provide SRT a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response) and shall consider in good faith all reasonable comments provided by SRT.

(ii) SRT, on behalf of itself and the SRT Subsidiaries, agrees that none of the information supplied or to be supplied by it or such SRT Subsidiaries for inclusion or incorporation by reference in the SUNS Proxy Statement and any amendment or supplement thereto will, at the date of mailing to SUNS Stockholders, at the time of the SUNS Stockholders Meeting and at the Merger Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If, at any time prior to the receipt of the SUNS Stockholder Approval, any information relating to SRT or the SRT Subsidiaries should be discovered by SRT which, in the reasonable judgment of SRT, should be set forth in an amendment of, or a supplement to, the SUNS Proxy Statement, so that the SUNS Proxy Statement would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, SRT shall promptly notify SUNS, and SUNS and SRT shall cooperate in the prompt filing with the SEC of any necessary amendment of, or supplement to, the SUNS Proxy Statement and, to the extent required by applicable Law, in disseminating the information contained in such amendment or supplement to the SUNS Stockholders.

(iii) As promptly as reasonably practicable, SUNS shall, in accordance with applicable Law and the SUNS Governing Documents, establish a record date for, duly call, give notice of, convene and hold the SUNS Stockholders Meeting for the purpose of obtaining the SUNS Stockholder Approval. SUNS shall use its reasonable best efforts to cause the definitive SUNS Proxy Statement to be mailed to SUNS Stockholders entitled to vote at the SUNS Stockholders Meeting as promptly as reasonably practicable after the date on which the SEC (or the staff of the SEC) confirms that it has no further comments on the SUNS Proxy Statement. Except as otherwise provided in Section 7.5, SUNS shall include the SUNS Board Recommendation in the SUNS Proxy Statement and solicit and use its reasonable best efforts to obtain the SUNS Stockholder Approval. Notwithstanding the foregoing provisions of this Section 7.2(a)(iii), SUNS shall have the right to make one or more postponements, recesses or adjournments of the SUNS Stockholders Meeting (i) if, on a date for which the SUNS Stockholders Meeting is scheduled, SUNS has not received proxies representing a sufficient number of shares of SUNS Common Stock to obtain the SUNS Stockholder Approval, whether or not a quorum is present, or (ii) to the extent necessary to ensure that any amendment or supplement to the SUNS Proxy Statement required under applicable Law to be filed with the SEC and/or disseminated to SUNS Stockholders is timely filed with the SEC and/or disseminated to SUNS Stockholders; provided, however, that SUNS shall not postpone or adjourn the SUNS Stockholders Meeting to a date that is in the case of clause (i), more than thirty (30) days after the date for which the SUNS Stockholders Meeting was originally scheduled (excluding any adjournments or postponements required by applicable Law) and, in the case of clause (ii), more than ten (10) Business Days from the previously scheduled date of such meeting; provided, further, the SUNS Stockholders Meeting may not be postponed or adjourned on the date the SUNS Stockholders Meeting is scheduled if SUNS shall have received proxies in respect of an aggregate number of shares of SUNS Common Stock, which have not been withdrawn, such that SUNS Stockholder Approval would be obtained at such meeting.

(b) SRT Proxy Statement.

(i) As promptly as reasonably practicable following the date of this Agreement, SRT shall prepare the SRT Proxy Statement with respect to the SRT Stockholders Meeting, in accordance with the SRT Governing Documents and applicable Laws. SUNS shall furnish all information concerning itself, its Affiliates and the holders of its capital stock to SRT and provide such other assistance as may be reasonably requested in connection with the preparation and distribution of the SRT Proxy Statement. Prior to the mailing of the SRT Proxy Statement (or any amendment or supplement thereto), SRT shall cooperate and provide SUNS a reasonable opportunity to review and comment on such document (including the proposed final version of such document) and shall consider in good faith all reasonable comments provided by SUNS.

(ii) SUNS, on behalf of itself and the SUNS Subsidiaries, agrees that none of the information supplied or to be supplied by it or such SUNS Subsidiaries for inclusion in the SRT Proxy Statement and any amendment or supplement thereto will, at the date of mailing to SRT Stockholders, at the time of the SRT Stockholders Meeting and at the Merger Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If, at any time prior to the receipt of the SRT Stockholder Approval, any information relating to SUNS or the SUNS Subsidiaries should be discovered by SUNS which, in the reasonable judgment of SUNS, should be set forth in an amendment of, or a supplement to, the SRT Proxy Statement, so that the SRT Proxy Statement would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, SUNS shall promptly notify SRT, and SUNS and SRT shall cooperate in the preparation of any necessary amendment of, or supplement to, the SRT Proxy Statement and, to the extent required by applicable Law, in disseminating the information contained in such amendment or supplement to the SRT Stockholders.

(iii) As promptly as reasonably practicable, SRT shall, in accordance with applicable Law and the SRT Governing Documents, establish a record date for, duly call, give notice of, convene and hold the SRT Stockholders Meeting for the purpose of obtaining the SRT Stockholder Approval. SRT shall use its reasonable best efforts to cause the SRT Proxy Statement to be mailed to SRT Stockholders entitled to vote at the SRT Stockholders Meeting as promptly as reasonably practicable after the date on which the SEC (or the staff of the SEC) confirms that it has no further comments on the SUNS Proxy Statement, provided that in no event shall SRT be required to mail the SRT Proxy Statement to SRT Stockholders entitled to vote at the SRT Stockholders Meeting prior to the No-Shop Period Start Date. Except as otherwise provided in Section 7.4, SRT shall include the SRT Board Recommendation in the SRT Proxy Statement and solicit and use its reasonable best efforts to obtain the SRT Stockholder Approval. Notwithstanding the foregoing provisions of this Section 7.2(b)(iii), SRT shall have the right to make one or more postponements, recesses or adjournments of the SRT Stockholders Meeting (i) if, on a date for which the SRT Stockholders Meeting is scheduled, SRT has not received proxies representing a sufficient number of shares of SRT Common Stock to obtain the SRT Stockholder Approval, whether or not a quorum is present, or (ii) to the extent necessary to ensure that any amendment or supplement to the SRT Proxy Statement required under applicable Law to be disseminated to SRT Stockholders is timely disseminated to SRT Stockholders; provided, however, that SRT shall not postpone or adjourn the SRT Stockholders Meeting to a date that is in the case of clause (i), more than thirty (30) days after the date for which the SRT Stockholders Meeting was originally scheduled (excluding any adjournments or postponements required by applicable Law) and, in the case of clause (ii), more than ten (10) Business Days from the previously scheduled date of such meeting; provided, further, the SRT Stockholders Meeting may not be postponed or adjourned on the date the SRT Stockholders Meeting is scheduled if SRT shall have received proxies in respect of an aggregate number of shares of SRT Common Stock, which have not been withdrawn, such that SRT Stockholder Approval would be obtained at such meeting.

Section 7.3 Access to Information; Confidentiality.

(a) During the period from the date of this Agreement to and including the Merger Effective Time, each of the Parties shall, and shall cause each of their respective Subsidiaries to, subject to applicable Law, afford to the other Parties and to their respective Representatives reasonable access during normal business hours and upon reasonable advance notice to all of their respective properties, offices, books and records that the other Party may reasonably request and, during such period, each of the Parties shall, and shall cause each of their respective Subsidiaries to and shall use their reasonable best efforts to cause its Representatives to, furnish reasonably promptly to the other Parties a copy of any report, schedule, registration statement or other document filed by it during such period pursuant to the requirements of federal or state securities Laws as the other Party may reasonably request. No investigation under this Section 7.3(a) or otherwise shall affect any of the representations and warranties of the Parties contained in this Agreement or any condition to the obligations of the Parties under this Agreement. Notwithstanding the foregoing, none of the Parties shall be required by this Section 7.3(a) to provide the other Parties or their respective Representatives with access to or to disclose information (i) that is subject to the terms of a confidentiality agreement with a Third Party entered into prior to the date of this Agreement or entered into after the date of this Agreement in the ordinary course of business in accordance with this Agreement (provided, however, that the withholding Party shall use its commercially reasonable efforts (without payment of any consideration, fees or expenses) to obtain the required consent of such Third Party to such access or disclosure), (ii) the disclosure of which would violate any Law applicable to such Party or any of its Representatives (provided, however, that the withholding Party shall use its commercially reasonable efforts to make appropriate substitute arrangements to permit reasonable disclosure not in violation of any Law or duty), (iii) that is subject to any attorney-client, attorney work product or other legal privilege (provided, however, that the withholding Party shall use its commercially reasonable efforts to allow for such access or disclosure to the maximum extent that does not result in a loss of any such attorney-client, attorney work product or other legal privilege, including by means of entry into a customary joint defense agreement that would alleviate the loss of such privilege) or (iv) for the purpose of allowing Parties or their respective Representatives to collect samples of soil, air, water, groundwater or building materials. The Parties will use their reasonable best efforts to minimize any disruption to the businesses of the other Parties and any of their respective Subsidiaries that may result from the requests for access, data and information hereunder.

(b) Each Party will hold, and will cause its respective Representatives and Affiliates to hold, any non-public information, including any information exchanged pursuant to this Section 7.3, in confidence to the extent required by and in accordance with, and will otherwise comply with, the terms of the Confidentiality Agreement, which shall remain in full force and effect pursuant to the terms thereof notwithstanding the execution and delivery of this Agreement or the termination thereof.

Section 7.4 SRT Go-Shop; SRT No Solicitation; SRT Superior Proposals.

(a) During the period beginning on the date of this Agreement and continuing until 12:01 a.m., Eastern time, on the thirty-first (31st) day following the date of this Agreement (such date, the “No-Shop Period Start Date”), SRT and any SRT Subsidiary, or any of their respective Representatives, shall have the right to (i) solicit, initiate, facilitate or encourage any inquiry, proposal or offer from any Third Party that constitutes, or could be reasonably expected to lead to, a SRT Acquisition Proposal, (ii) furnish or otherwise provide access to non-public information regarding SRT or any SRT Subsidiary to any Third Party in connection with or in response to any inquiry, proposal or offer that constitutes, or could reasonably be expected to lead to, a SRT Acquisition Proposal and (iii) participate in or facilitate any discussion or negotiations with any Third Party with respect to a SRT Acquisition Proposal; provided that (A) prior to furnishing or providing access to any such information, SRT shall have entered into an Acceptable NDA with such Third Party and (B) SRT shall, prior to or on a concurrent basis, provide to SUNS any non-public information concerning SRT or any SRT Subsidiary that may be provided to any such Third Party that has not previously been provided to SUNS.

(b) On the No-Shop Period Start Date, except as expressly permitted by Section 7.4(d), SRT shall, and shall cause each SRT Subsidiary to, and shall direct and use its reasonable best efforts to cause its and their respective Affiliates and Representatives to:

(i) immediately cease any existing solicitations, discussions or negotiations with any Third Party that may be ongoing with respect to any inquiry, proposal or offer that constitutes, or could be reasonably expected to lead to, a SRT Acquisition Proposal;

(ii) request the prompt return or destruction (to the extent provided for by the applicable confidentiality agreement) of all confidential or non-public information previously furnished or provided to any Third Party that has, within the one-year period prior to the date of this Agreement, received confidential or non-public information concerning SRT or any SRT Subsidiary in connection with a SRT Acquisition Proposal; and

(iii) terminate access by any Third Party and its Representatives to any online or other data rooms containing any confidential or non-public information in respect of SRT or any SRT Subsidiary.

(c) From and after the No-Shop Period Start Date, except as expressly permitted by this Section 7.4, SRT shall not, and shall cause each SRT Subsidiary not to, and shall direct and use its reasonable best efforts to cause each of its and their respective Affiliates and Representatives not to, directly or indirectly, (i) solicit, initiate, facilitate or knowingly encourage any inquiry, proposal or offer from any Third Party that constitutes, or could be reasonably expected to lead to, a SRT Acquisition Proposal, (ii) furnish or otherwise provide access to non-public information regarding SRT or any SRT Subsidiary to any Third Party in connection with or in response to any inquiry, proposal or offer that constitutes, or could reasonably be expected to lead to, a SRT Acquisition Proposal, (iii) participate in or facilitate any discussion or negotiations with any Third Party with respect to a SRT Acquisition Proposal (other than solely to inform such Third Party of the provisions contained in this Section 7.4), (iv) release any Third Party from or fail to enforce any confidentiality agreement, standstill agreement or similar obligation (provided that SRT shall be permitted to waive or not enforce any provision of any confidentiality agreement, standstill agreement or similar obligation to permit a Third Party to make a non-public SRT Acquisition Proposal directly to the SRT Special Committee or SRT Board if the SRT Special Committee or SRT Board determines in good faith after consultation with outside legal counsel that any such failure to waive or not enforce would be inconsistent with the SRT directors’ duties or standard of conduct under Maryland Law), (v) enter into any Alternative Acquisition Agreement or other Contract contemplating or otherwise relating to a SRT Acquisition Proposal (other than an Acceptable NDA pursuant to Section 7.4(d)), (vi) take any action to exempt any Third Party from any Takeover Statute or similar restrictive provision of the SRT Charter, the SRT Bylaws or organizational documents or agreements of any SRT Subsidiary or (vii) authorize, resolve, publicly propose or commit to take any of the actions referred to in clauses (i) through (vi) of this sentence.

(d) Notwithstanding anything in this Agreement to the contrary, at any time after the No-Shop Period Start Date and prior to obtaining the SRT Stockholder Approval, SRT and its Representatives may, in response to an unsolicited, written SRT Acquisition Proposal that did not result from a material breach of this Section 7.4, (i) contact such Third Party to clarify the terms and conditions of such SRT Acquisition Proposal and (ii) (A) furnish or provide access to non-public information in response to a request therefor by the Third Party who made such written SRT Acquisition Proposal, provided that (I) such information is provided pursuant to (and only pursuant to) an Acceptable NDA, and (II) SRT, prior to or concurrently with the time such information is provided, provides such information to SUNS to the extent not previously provided to SUNS, and (B) engage or participate in any discussions or negotiations with the Third Party who made such SRT Acquisition Proposal, if and only to the extent that, in each such case referred to in clause (A) or (B) above, the SRT Board or the SRT Special Committee has determined in good faith, after consultation with outside legal counsel and, as to financial matters, outside financial advisors, that such SRT Acquisition Proposal constitutes or would reasonably be expected to result in a SRT Superior Proposal and that the failure to take any such action would be inconsistent with the SRT directors’ duties or standard of conduct under Maryland Law.

(e) From and after the No-Shop Period Start Date, SRT shall promptly (and in any event no later than twenty-four (24) hours after receipt thereof) notify SUNS in writing if (i) any inquiry, proposal or offer relating to or that would reasonably be expected to lead to a SRT Acquisition Proposal is received by SRT or any SRT Subsidiary, (ii) any request for information relating to SRT or any SRT Subsidiary is received by SRT or any SRT Subsidiary from any Third Party who informs SRT or any SRT Subsidiary that it is considering making or has made an inquiry, proposal or offer that constitutes or that would reasonably be expected to lead to a SRT Acquisition Proposal or (iii) any request for discussions or negotiations is made to SRT or any SRT Subsidiary regarding any inquiry, proposal or offer with respect to a SRT Acquisition Proposal, and shall, in any such notice to SUNS, indicate the identity of the Third Party making, and the material terms and conditions of, such inquiry, proposal, offer, request or SRT Acquisition Proposal (and shall include with such notice (A) copies of any written inquiry, proposal, offer, request or SRT Acquisition Proposal, including any proposed transaction agreement and any related transaction documents and financing commitments, if any, and (B) a written summary of the material terms of any related inquiry, proposal, offer, request or SRT Acquisition Proposal not made in writing (including any material terms proposed orally or supplementally)), and thereafter shall promptly (and in any event no later than twenty-four (24) hours after the occurrence of such developments, discussions or negotiations or receipt of materials) (I) keep SUNS reasonably informed of all material developments, discussions and negotiations concerning any such inquiry, proposal, offer, request or SRT Acquisition Proposal and (II) provide SUNS with any written supplements or written additions to any written inquiry, proposal, offer, request or SRT Acquisition Proposal, including any revisions to any proposed transaction agreement and any related transaction documents and financing commitments, if any. Neither SRT nor any SRT Subsidiary will enter into any agreement with any Third Party subsequent to the date of this Agreement that prohibits SRT from providing any information to SUNS in accordance with this Section 7.4.

(f) Except as expressly provided in Section 7.4(g) and Section 7.4(h), neither the SRT Board, nor any committee thereof, shall: (i) change, withhold, withdraw, qualify or modify or publicly propose or announce or authorize or resolve to, or announce its intention to change, withhold, withdraw, qualify or modify, in each case in a manner adverse to SUNS, the SRT Board Recommendation, (ii) authorize, approve, endorse, declare advisable, adopt or recommend or propose to publicly authorize, approve, endorse, declare advisable, adopt or recommend, any SRT Acquisition Proposal, (iii) authorize, cause or permit SRT or any SRT Subsidiary to enter into any Alternative Acquisition Agreement or (iv) fail to make the SRT Board Recommendation or to include the SRT Board Recommendation in the SRT Proxy Statement (any event described in clause (i), (ii) or this clause (iv), an “SRT Adverse Recommendation Change”).

(g) Notwithstanding anything in this Agreement to the contrary, any time prior to obtaining the SRT Stockholder Approval (whether before or after the No-Shop Period Start Date), subject to compliance with the provisions of this Section 7.4(g), if SRT receives a written SRT Acquisition Proposal, which SRT Acquisition Proposal did not result from a material breach of this Section 7.4 and is not withdrawn, and the SRT Board or the SRT Special Committee determines that such SRT Acquisition Proposal constitutes a SRT Superior Proposal and, after consultation with outside legal counsel and, as to financial matters, its financial advisor, that the failure to effect a SRT Adverse Recommendation Change in connection with such SRT Superior Proposal and/or that the failure to terminate this Agreement pursuant to Section 9.1(c)(ii) to enter into a definitive written agreement providing for such SRT Superior Proposal would be inconsistent with the SRT directors’ duties or standard of conduct under Maryland Law, then, provided that the SRT Stockholder Approval has not yet been obtained, the SRT Board may (x) effect a SRT Adverse Recommendation Change and/or (y) cause SRT to terminate this Agreement pursuant to Section 9.1(c)(ii) in order to enter into a definitive written agreement providing for such SRT Superior Proposal; provided, that, in the case of each of clause (x) and (y), neither the SRT Board nor the SRT Special Committee shall take any such action unless:

(i) SRT has notified SUNS in writing that the SRT Board intends to take such action, which notice shall specify in reasonable detail the reasons for such action, describe the material terms of the SRT Superior Proposal and attach the most current version of any proposed agreements relating thereto (including any draft agreements or any amendments, supplements or modifications thereto) between SRT and the Third Party making such SRT Superior Proposal (a “SRT Superior Proposal Notice”);

(ii) during the four (4) Business Day period following SUNS’s receipt of such SRT Superior Proposal Notice (the “SRT Superior Proposal Notice Period”), SRT shall, and shall direct its outside financial and outside legal advisors to, negotiate in good faith with SUNS (to the extent SUNS wishes to negotiate) to make adjustments to the terms and conditions of this Agreement such that the SRT Superior Proposal ceases to constitute a SRT Superior Proposal; provided, that any amendment, supplement or modification to any SRT Acquisition Proposal shall be deemed a new SRT Acquisition Proposal and SRT shall not make a SRT Adverse Recommendation Change or terminate this Agreement pursuant to Section 9.1(c)(ii) unless SRT has complied with the requirements of this Section 7.4(g) with respect to such new SRT Acquisition Proposal including by sending an additional SRT Superior Proposal Notice (except that the new SRT Superior Proposal Notice Period under this Section 7.4(g) shall be three (3) Business Days instead of four (4) Business Days); and

(iii) after the expiration of the SRT Superior Proposal Notice Period, the SRT Board or the SRT Special Committee determines, after considering any proposed adjustments to the terms and conditions of this Agreement made by SUNS, that such SRT Acquisition Proposal continues to constitute a SRT Superior Proposal and that, after consultation with outside legal counsel and, as to financial matters, its financial advisor, the failure to effect a SRT Adverse Recommendation Change and/or the failure to terminate this Agreement pursuant to Section 9.1(c)(ii) in connection with such SRT Superior Proposal would still be inconsistent with the SRT directors’ duties or standard of conduct under Maryland Law.

(h) Notwithstanding anything in this Agreement to the contrary, subject to compliance with the provisions of this Section 7.4(h), at any time after the date of this Agreement and before the SRT Stockholder Approval is obtained, the SRT Board may, if the SRT Board determines in good faith, after consultation with its outside legal counsel, that the failure to do so would be inconsistent with the duties or standard of conduct of the directors under Maryland Law, make a SRT Adverse Recommendation Change in response to a SRT Intervening Event; provided, that the SRT Board shall not make any such SRT Adverse Recommendation Change unless:

(i) SRT has notified SUNS in writing that the SRT Board intends to take such action, which notice shall specify in reasonable detail the SRT Intervening Event and the reasons for such action (a “SRT Intervening Event Notice”);

(ii) during the four (4) Business Day period following SUNS’s receipt of such SRT Intervening Event Notice (the “SRT Intervening Event Notice Period”), SRT shall, and shall direct its outside financial and outside legal advisors to, negotiate in good faith with SUNS (to the extent SUNS wishes to negotiate) to make adjustments to the terms and conditions of this Agreement in order to obviate the need to make such SRT Adverse Recommendation Change; provided, that any material change to the facts and circumstances relating to such SRT Intervening Event requires a new notice and SRT may not make a SRT Adverse Recommendation Change pursuant to this Section 7.4(h) unless SRT has complied with the requirements of this Section 7.4(h) with respect to such material change to the facts and circumstances relating to such SRT Intervening Event including by sending an additional SRT Intervening Event Notice (except that the new SRT Intervening Event Notice Period under this Section 7.4(h) shall be three (3) Business Days instead of four (4) Business Days); and

(iii) after the expiration of the SRT Intervening Event Notice Period, the SRT Board or the SRT Special Committee determines, after considering any proposed adjustments to the terms and conditions of this Agreement made by SUNS, that, after consultation with outside legal counsel and its financial advisor, the failure to effect a SRT Adverse Recommendation Change in response to such SRT Intervening Event would still be inconsistent with the SRT directors’ duties or standard of conduct under Maryland Law.

(i) Nothing in this Section 7.4 or elsewhere in this Agreement shall prevent the SRT Board or SRT, directly or indirectly, from (i) taking and disclosing to SRT Stockholders a position with respect to a SRT Acquisition Proposal as contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act, (ii) making any required disclosure to SRT Stockholders under applicable Law or (iii) making any disclosure to SRT Stockholders if the SRT Board determines in good faith after consultation with its outside legal counsel that the failure to do so would be inconsistent with the duties and standard of conduct of the SRT directors under Maryland Law; provided, however, that (A) to the extent any such disclosure addresses the approval, recommendation or declaration of advisability by the SRT Special Committee or the SRT Board with respect to this Agreement or a SRT Acquisition Proposal, such disclosure shall be deemed to be a SRT Adverse Recommendation Change if not accompanied by an express public affirmation of the SRT Board Recommendation and (B) nothing in this Section 7.4(i) shall be deemed to permit a SRT Adverse Recommendation Change except in accordance with Section 7.4(g) and Section 7.4(h), as applicable; provided, further, that a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act shall not be deemed to be a SRT Adverse Recommendation Change. For the avoidance of doubt, neither the SRT Board nor any committee thereof may make a SRT Adverse Recommendation Change except in compliance with Section 7.4(g) or Section 7.4(h).

Section 7.5 SUNS No Solicitation; SUNS Superior Proposals.

(a) Except as expressly permitted by this Section 7.5, SUNS shall not, and shall cause each SUNS Subsidiary not to, and shall direct and use its reasonable best efforts to cause each of its and their respective Affiliates and Representatives not to, directly or indirectly, (i) solicit, initiate, facilitate or knowingly encourage any inquiry, proposal or offer from any Third Party that constitutes, or could be reasonably expected to lead to, a SUNS Acquisition Proposal, (ii) furnish or otherwise provide access to non-public information regarding SUNS or any SUNS Subsidiary to any Third Party in connection with or in response to any inquiry, proposal or offer that constitutes, or could reasonably be expected to lead to, a SUNS Acquisition Proposal, (iii) participate in or facilitate any discussion or negotiations with any Third Party with respect to a SUNS Acquisition Proposal (other than solely to inform such Third Party of the provisions contained in this Section 7.5), (iv) release any Third Party from or fail to enforce any confidentiality agreement, standstill agreement or similar obligation (provided that SUNS shall be permitted to waive or not enforce any provision of any confidentiality agreement, standstill agreement or similar obligation to permit a Third Party to make a non-public SUNS Acquisition Proposal directly to the SUNS Special Committee or SUNS Board if the SUNS Special Committee or SUNS Board determines in good faith after consultation with outside legal counsel that any such failure to waive or not enforce would be inconsistent with the SUNS directors’ duties or standard of conduct under Maryland Law), (v) enter into any Alternative Acquisition Agreement or other Contract contemplating or otherwise relating to a SUNS Acquisition Proposal (other than an Acceptable NDA pursuant to Section 7.5(b)), (vi) take any action to exempt any Third Party from any Takeover Statute or similar restrictive provision of the SUNS Charter, the SUNS Bylaws or organizational documents or agreements of any SUNS Subsidiary or (vii) authorize, resolve, publicly propose or commit to take any of the actions referred to in clauses (i) through (vi) of this sentence.

(b) Notwithstanding anything in this Agreement to the contrary, at any time after the date of this Agreement and prior to obtaining the SUNS Stockholder Approval, SUNS and its Representatives may, in response to an unsolicited, written SUNS Acquisition Proposal (that did not result from a material breach of this Section 7.5), (i) contact such Third Party to clarify the terms and conditions of such SUNS Acquisition Proposal and (ii) (A) furnish or provide access to non-public information in response to a request therefor by the Third Party who made such written SUNS Acquisition Proposal, provided that (I) such information is provided pursuant to (and only pursuant to) an Acceptable NDA, and (II) SUNS, prior to or concurrently with the time such information is provided, provides such information to SRT to the extent not previously provided to SRT, and (B) engage or participate in any discussions or negotiations with the Third Party who made such SUNS Acquisition Proposal, if and only to the extent that, in each such case referred to in clause (A) or (B) above, the SUNS Board or the SUNS Special Committee has determined in good faith, after consultation with outside legal counsel and outside financial advisors, that such SUNS Acquisition Proposal constitutes or would reasonably be expected to result in a SUNS Superior Proposal and that the failure to take any such action would be inconsistent with the SUNS directors’ duties or standard of conduct under Maryland Law.

(c) From and after the date of this Agreement, SUNS shall promptly (and in any event no later than twenty-four (24) hours after receipt thereof) notify SRT in writing if (i) any inquiry, proposal or offer relating to or that would reasonably be expected to lead to a SUNS Acquisition Proposal is received by SUNS or any SUNS Subsidiary, (ii) any request for information relating to SUNS or any SUNS Subsidiary is received by SUNS or any SUNS Subsidiary from any Third Party who informs SUNS or any SUNS Subsidiary that it is considering making or has made an inquiry, proposal or offer relating to or that would reasonably be expected to lead to a SUNS Acquisition Proposal or (iii) any request for discussions or negotiations is made to SUNS or any SUNS Subsidiary regarding any inquiry, proposal or offer with respect to a SUNS Acquisition Proposal, and shall, in any such notice to SRT, indicate the identity of the Third Party making, and the material terms and conditions of, such inquiry, proposal, offer, request or SUNS Acquisition Proposal (and shall include with such notice (A) copies of any written inquiry, proposal, offer, request or SUNS Acquisition Proposal, including any proposed transaction agreement and any related transaction documents and financing commitments, if any, and (B) a written summary of the material terms of any related inquiry, proposal, offer, request or SUNS Acquisition Proposal not made in writing (including any material terms proposed orally or supplementally)), and thereafter shall promptly (and in any event no later than twenty-four (24) hours after the occurrence of such developments, discussions or negotiations or receipt of materials) (I) keep SRT reasonably informed of all material developments, discussions and negotiations concerning any such inquiry, proposal, offer, request or SUNS Acquisition Proposal and (II) provide SRT with any written supplements or written additions to any written inquiry, proposal, offer, request or SUNS Acquisition Proposal, including any revisions to any proposed transaction agreement and any related transaction documents and financing commitments, if any. Neither SUNS nor any SUNS Subsidiary will enter into any agreement with any Third Party subsequent to the date of this Agreement that prohibits SUNS from providing any information to SRT in accordance with this Section 7.5.

(d) Except as expressly provided in Section 7.5(e) and Section 7.5(f), neither the SUNS Board, nor any committee thereof, shall: (i) change, withhold, withdraw, qualify or modify or publicly propose or announce or authorize or resolve to, or announce its intention to change, withhold, withdraw, qualify or modify, in each case in a manner adverse to SRT, the SUNS Board Recommendation, (ii) authorize, approve, endorse, declare advisable, adopt or recommend or propose to publicly authorize, approve, endorse, declare advisable, adopt or recommend, any SUNS Acquisition Proposal, (iii) authorize, cause or permit SUNS or any SUNS Subsidiary to enter into any Alternative Acquisition Agreement or (iv) fail to make the SUNS Board Recommendation or to include the SUNS Board Recommendation in the SUNS Proxy Statement (any event described in clause (i), (ii) or this clause (iv), an “SUNS Adverse Recommendation Change”).

(e) Notwithstanding anything in this Agreement to the contrary, any time prior to obtaining the SUNS Stockholder Approval, subject to compliance with the provisions of this Section 7.5(e), if SUNS receives a written SUNS Acquisition Proposal, which SUNS Acquisition Proposal did not result from a material breach of this Section 7.5 and is not withdrawn, and the SUNS Board or the SUNS Special Committee determines that such SUNS Acquisition Proposal constitutes a SUNS Superior Proposal and, after consultation with outside legal counsel and its financial advisor, that the failure to effect a SUNS Adverse Recommendation Change in connection with such SUNS Superior Proposal and/or that the failure to terminate this Agreement pursuant to Section 9.1(d)(ii) to enter into a definitive written agreement providing for such SUNS Superior Proposal would be inconsistent with the SUNS directors’ duties or standard of conduct under Maryland Law, then, provided that the SUNS Stockholder Approval has not yet been obtained, the SUNS Board may (x) effect a SUNS Adverse Recommendation Change and/or (y) cause SUNS to terminate this Agreement pursuant to Section 9.1(d)(ii) in order to enter into a definitive written agreement providing for such SUNS Superior Proposal; provided, that, in the case of each of clause (x) and (y), neither the SUNS Board nor the SUNS Special Committee shall take any such action unless:

(i) SUNS has notified SRT in writing that the SUNS Board intends to take such action, which notice shall specify in reasonable detail the reasons for such action, describe the material terms of the SUNS Superior Proposal and attach the most current version of any proposed agreements relating thereto (including any draft agreements or any amendments, supplements or modifications thereto) between SUNS and the Third Party making such SUNS Superior Proposal (a “SUNS Superior Proposal Notice”);

(ii) during the four (4) Business Day period following SRT’s receipt of such SUNS Superior Proposal Notice (the “SUNS Superior Proposal Notice Period”), SUNS shall, and shall direct its outside financial and outside legal advisors to, negotiate in good faith with SRT (to the extent SRT wishes to negotiate) to make adjustments to the terms and conditions of this Agreement such that the SUNS Superior Proposal ceases to constitute a SUNS Superior Proposal; provided, that any amendment, supplement or modification to any SUNS Acquisition Proposal shall be deemed a new SUNS Acquisition Proposal and SUNS shall not make a SUNS Adverse Recommendation Change or terminate this Agreement pursuant to Section 9.1(d)(ii) unless SUNS has complied with the requirements of this Section 7.5(e) with respect to such new SUNS Acquisition Proposal including by sending an additional SUNS Superior Proposal Notice (except that the new SUNS Superior Proposal Notice Period under this Section 7.5(e) shall be three (3) Business Days instead of four (4) Business Days); and

(iii) after the expiration of the SUNS Superior Proposal Notice Period, the SUNS Board or the SUNS Special Committee determines, after considering any proposed adjustments to the terms and conditions of this Agreement made by SRT, that such SUNS Acquisition Proposal continues to constitute a SUNS Superior Proposal and that, after consultation with outside legal counsel and its financial advisor, the failure to effect a SUNS Adverse Recommendation Change and/or the failure to terminate this Agreement pursuant to Section 9.1(d)(ii) in connection with such SUNS Superior Proposal would still be inconsistent with the SUNS directors’ duties or standard of conduct under Maryland Law.

(f) Notwithstanding anything in this Agreement to the contrary, subject to compliance with the provisions of this Section 7.5(f), at any time after the date of this Agreement and before the SUNS Stockholder Approval is obtained, the SUNS Board may, if the SUNS Board determines in good faith, after consultation with its outside legal counsel, that the failure to do so would be inconsistent with the duties or standard of conduct of the directors under Maryland Law, make a SUNS Adverse Recommendation Change in response to a SUNS Intervening Event; provided, that the SUNS Board shall not make any such SUNS Adverse Recommendation Change unless:

(i) SUNS has notified SRT in writing that the SUNS Board intends to take such action, which notice shall specify in reasonable detail the SUNS Intervening Event and the reasons for such action (a “SUNS Intervening Event Notice”);

(ii) during the four (4) Business Day period following SRT’s receipt of such SUNS Intervening Event Notice (the “SUNS Intervening Event Notice Period”), SUNS shall, and shall direct its outside financial and outside legal advisors to, negotiate in good faith with SRT (to the extent SRT wishes to negotiate) to make adjustments to the terms and conditions of this Agreement in order to obviate the need to make such SUNS Adverse Recommendation Change; provided, that any material change to the facts and circumstances relating to such SUNS Intervening Event requires a new notice and SUNS may not make a SUNS Adverse Recommendation Change pursuant to this Section 7.5(f) unless SUNS has complied with the requirements of this Section 7.5(f) with respect to such material change to the facts and circumstances relating to such SUNS Intervening Event including by sending an additional SUNS Intervening Event Notice (except that the new SUNS Intervening Event Notice Period under this Section 7.5(f)(ii) shall be three (3) Business Days instead of four (4) Business Days); and

(iii) after the expiration of the SUNS Intervening Event Notice Period, the SUNS Board or the SUNS Special Committee determines, after considering any proposed adjustments to the terms and conditions of this Agreement made by SRT, that, after consultation with outside legal counsel and its financial advisor, the failure to effect a SUNS Adverse Recommendation Change in response to such SUNS Intervening Event would still be inconsistent with the SUNS directors’ duties or standard of conduct under Maryland Law.

(g) Nothing in this Section 7.5 or elsewhere in this Agreement shall prevent the SUNS Board or SUNS, directly or indirectly, from (i) taking and disclosing to SUNS Stockholders a position with respect to a SUNS Acquisition Proposal as contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act, (ii) making any required disclosure to SUNS Stockholders under applicable Law or (iii) making any disclosure to SUNS Stockholders if the SUNS Board determines in good faith after consultation with its outside legal counsel that the failure to do so would be inconsistent with the duties and standard of conduct of the SUNS directors under Maryland Law; provided, however, that (A) to the extent any such disclosure addresses the approval, recommendation or declaration of advisability by the SUNS Special Committee or the SUNS Board with respect to this Agreement or a SUNS Acquisition Proposal, such disclosure shall be deemed to be a SUNS Adverse Recommendation Change if not accompanied by an express public affirmation of the SUNS Board Recommendation and (B) nothing in this Section 7.5(g) shall be deemed to permit a SUNS Adverse Recommendation Change except in accordance with Section 7.5(e) and Section 7.5(f), as applicable; provided, further, that a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act shall not be deemed to be a SUNS Adverse Recommendation Change. For the avoidance of doubt, neither the SUNS Board nor any committee thereof may make a SUNS Adverse Recommendation Change except in compliance with Section 7.5(e) or Section 7.5(f).

Section 7.6 Public Announcements. Except with respect to any SRT Adverse Recommendation Change or SUNS Adverse Recommendation Change, so long as this Agreement is in effect, the Parties shall consult with each other before issuing any press release or otherwise making any public statements or filings with respect to this Agreement or any of the transactions contemplated by this Agreement, and none of the Parties shall issue any such press release or make any such public statement or filing prior to obtaining the other Parties’ consent (which consent shall not be unreasonably withheld, delayed or conditioned); provided that a Party may, without obtaining the other Parties’ consent, issue such press release or make such public statement or filing as may be required by Law if it is not possible to consult with the other Party before doing so. The Parties have agreed upon the form of a joint press release announcing the Merger and the execution of this Agreement and shall publish such joint press release no later than one (1) Business Day following the date on which this Agreement is executed.

Section 7.7 Appropriate Action; Consents; Filings.

(a) Upon the terms and subject to the conditions set forth in this Agreement, SUNS shall and shall cause each SUNS Subsidiary and each of their respective Affiliates to, and SRT shall and shall cause each SRT Subsidiary and each of their respective Affiliates to, use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable under applicable Law or pursuant to any Contract to consummate and make effective, as promptly as practicable, the Merger and the other transactions contemplated by this Agreement, including (i) taking all actions necessary to cause the conditions to Closing set forth in Article 8 to be satisfied, (ii) preparing and filing any applications, notices, registrations and requests as may be required or advisable to be filed with or submitted to any Governmental Authority in order to consummate the transactions contemplated by this Agreement, (iii) obtaining all necessary or advisable actions or nonactions, waivers, consents and approvals from Governmental Authorities or other Persons necessary in connection with the consummation of the Merger and the other transactions contemplated by this Agreement and the making of all necessary or advisable registrations and filings (including filings with Governmental Authorities, if any) and the taking of all reasonable steps as may be necessary or advisable to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Authority or other Persons necessary in connection with the consummation of the Merger and the other transactions contemplated by this Agreement, (iv) subject to Section 7.8(c), defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Merger or the other transactions contemplated by this Agreement, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Authority vacated or reversed, the avoidance of each and every impediment under any antitrust, merger control, competition or trade regulation Law that may be asserted by any Governmental Authority with respect to the Merger so as to enable the Closing to occur as soon as reasonably possible and (v) executing and delivering any additional instruments reasonably necessary or advisable to consummate the Merger and the other transactions contemplated by this Agreement and to fully carry out the purposes of this Agreement; provided, that, notwithstanding anything to the contrary in this Agreement, no Party will have any obligation (A) to propose, negotiate, commit to or effect, by consent decree, hold separate order or otherwise, the sale, divestiture or other disposition of any assets or businesses of such Party, any of its Subsidiaries (including SUNS Subsidiaries after the Closing) or their Affiliates or (B) otherwise to take or commit to take any actions that would limit the freedom of such Party, its Subsidiaries (including SUNS Subsidiaries after the Closing) or their Affiliates with respect to, or their ability to retain, one or more of their businesses, product lines or assets.

(b) In connection with and without limiting the foregoing Section 7.7(a), each of the Parties shall give, and cause each of their respective Affiliates to give, any notices to third parties, and each of the Parties shall use, and shall cause each of their respective Affiliates to use, its reasonable best efforts to obtain any Third Party consents that are necessary, proper or advisable to consummate the Merger and the other transactions contemplated by this Agreement. Each of the Parties shall, and shall cause their respective Affiliates to, furnish to the other Parties such necessary information and reasonable assistance as the other Parties may request in connection with the preparation of any required applications, notices, registrations and requests as may be required or advisable to be filed with any Governmental Authority and will cooperate in responding to any inquiry from a Governmental Authority, including promptly informing the other Party of such inquiry, consulting in advance before making any presentations or submissions to a Governmental Authority, and supplying each other with copies of all material correspondence, filings or communications between such Party and any Governmental Authority with respect to this Agreement. To the extent reasonably practicable, the Parties or their Representatives shall have the right to review in advance and each of the Parties will consult the other Parties on, all the information relating to the other Parties and each of their Affiliates that appears in any filing made with, or written materials submitted to, any Governmental Authority in connection with the Merger and the other transactions contemplated by this Agreement, except that confidential competitively sensitive business information may be redacted from such exchanges. To the extent reasonably practicable, no Party shall, nor shall any Party permit its respective Representatives to, participate independently in any meeting or engage in any substantive conversation with any Governmental Authority in respect of any filing, investigation or other inquiry without giving the other Parties prior notice of such meeting or conversation and, to the extent permitted by applicable Law, without giving the other Parties the opportunity to attend or participate (whether by telephone or in person) in any such meeting with such Governmental Authority.

(c) Notwithstanding anything to the contrary in this Agreement, in connection with obtaining any approval or consent from any Third Party (other than any Governmental Authority) with respect to the Merger and the other transactions contemplated by this Agreement, none of the Parties or any of their respective Representatives shall be obligated to pay or commit to pay to such Third Party whose approval or consent is being solicited any cash or other consideration, make any accommodation or commitment or incur any liability or other obligation to such Third Party. Subject to the immediately foregoing sentence, the Parties shall cooperate with respect to reasonable accommodations that may be requested or appropriate to obtain such consents.

Section 7.8 Notification of Certain Matters; Transaction Litigation.

(a) Each Party shall give prompt notice to the other Party of any notice or other communication received by such Party from any Governmental Authority in connection with this Agreement, the Merger or the other transactions contemplated by this Agreement, or from any Third Party alleging that the consent of such Third Party is or may be required in connection with the Merger or the other transactions contemplated by this Agreement.

(b) Each Party shall give prompt notice to the other Party, if it becomes aware that (i) any representation or warranty made by a Party contained in this Agreement becomes untrue or inaccurate such that it would be reasonable to expect that the applicable closing conditions would be incapable of being satisfied by the Outside Date or (ii) such Party fails to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, that no such notification shall affect the representations, warranties, covenants or agreements of the Parties or the conditions to the obligations of the Parties under this Agreement. Notwithstanding anything to the contrary in this Agreement, the failure by SUNS, Merger Sub or SRT to provide such prompt notice under this Section 7.8(b) shall not constitute a breach of covenant for purposes of Section 8.2(b), Section 8.3(b), Section 9.1(c)(i) or Section 9.1(d)(i).

(c) SUNS and Merger Sub shall give prompt notice to SRT, and SRT shall give prompt notice to SUNS and Merger Sub, of any Action commenced or, to such Party’s Knowledge, threatened against, relating to or involving such Party or any SUNS Subsidiary or SRT Subsidiary, respectively, or any of their respective directors, officers or partners that relates to this Agreement, the Merger or the other transactions contemplated by this Agreement. Each Party shall give the other Party the opportunity to reasonably participate in the defense and settlement of any Action against such Party or its directors, officers or partners relating to this Agreement and the transactions contemplated by this Agreement, and no settlement in respect of any such Action shall be agreed to by either Party without the other Party’s prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned).

Section 7.9 Indemnification.

(a) From the Merger Effective Time until the sixth (6th) anniversary of the Merger Effective Time, SUNS shall (and shall cause the Surviving Entity to), to the fullest extent SRT would be permitted to do so under applicable Law and required by the SRT Governing Documents, (i) indemnify, defend and hold harmless each current and former manager, director or officer of SRT or any SRT Subsidiary (collectively, the “Indemnified Parties”) against and from any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any Action to the extent such Action arises out of or pertains to any action or omission or alleged action or omission in such Indemnified Party’s capacity as a manager, director or officer of SRT or any SRT Subsidiary (whether asserted or claimed prior to, at or after the Merger Effective Time) and (ii) pay in advance of the final disposition of any such Action the costs and expenses (including reasonable attorneys’ fees that are subject to indemnification hereunder), but subject to SUNS’s or the Surviving Entity’s receipt of an undertaking by or on behalf of such Indemnified Party to repay such amount if it shall ultimately be determined that such Indemnified Party is not entitled to be indemnified. Without limiting the foregoing, and to the extent permitted by applicable Law, each of SUNS and the Surviving Entity agree that during the period commencing as of the Merger Effective Time and ending on the sixth (6th) anniversary of the Merger Effective Time, all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Merger Effective Time, and advancement of expenses existing as of the date of this Agreement in favor of any Indemnified Party as provided in the SRT Governing Documents or any indemnification agreements between SRT and any Indemnified Party shall survive the Merger and shall continue in full force and effect in accordance with their terms.

(b) If SUNS or the Surviving Entity or any of their respective successors or assigns (i) consolidates with or merges with or into any other Third Party and shall not be the continuing or surviving corporation, partnership or other entity of such consolidation or merger or (ii) liquidates, dissolves or winds-up, or transfers or conveys all or substantially all of its assets to any Third Party, then, and in each such case, proper provision shall be made so that the successors and assigns of SUNS or the Surviving Entity, as applicable, assume the obligations set forth in this Section 7.9.

(c) The provisions of this Section 7.9 are intended to be for the express benefit of, and shall be enforceable by, each Indemnified Party, his or her heirs and his or her personal representatives, shall be binding on all successors and assigns of SUNS, SRT and the Surviving Entity and shall not be amended in a manner that is adverse to the Indemnified Party (including his or her successors, assigns and heirs) without the prior written consent of the Indemnified Party (including such successors, assigns and heirs) affected thereby. The exculpation and indemnification provided for by this Section 7.9 shall not be deemed to be exclusive of any other rights to which an Indemnified Party is entitled, whether pursuant to applicable Law, Contract or otherwise. SUNS shall cause the Surviving Entity to pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Party in enforcing the obligations provided in this Section 7.9.

Section 7.10 Nasdaq Listing of Additional Shares. SUNS shall use its reasonable best efforts to cause the shares of SUNS Common Stock to be issued as Merger Consideration pursuant to this Agreement to be approved for listing on Nasdaq, subject to official notice of issuance, prior to the Merger Effective Time.

Section 7.11 Dividends.

(a) In the event that a distribution with respect to the shares of SRT Common Stock permitted under the terms of this Agreement has a record date prior to the Merger Effective Time and has not been paid prior to the Closing Date, such distribution shall be paid to the holders of such shares of SRT Common Stock on the Closing Date immediately prior to the Merger Effective Time. In the event that a distribution with respect to the shares of SUNS Common Stock permitted under the terms of this Agreement has a record date prior to the Merger Effective Time and has not been paid prior to the Closing Date, such distribution shall be paid to the holders of such shares of SUNS Common Stock on the Closing Date immediately prior to the Merger Effective Time. The Parties shall coordinate with each other on the declaration, setting of record dates and payment dates of dividends of SRT Common Stock and SUNS Common Stock, including any dividends payable pursuant to Section 7.11(c), so that holders of SRT Common Stock (i) do not receive dividends of both SRT Common Stock and SUNS Common Stock received in the Merger in respect of a single distribution period or fail to receive a dividend on either SRT Common Stock or SUNS Common Stock received in the Merger in respect of a single distribution period or (ii) do not receive both a dividend permitted by the proviso to Section 6.2(b)(iii) on SUNS Common Stock and a dividend permitted by the proviso to Section 6.1(b)(iii) on SRT Common Stock received in the Merger or fail to receive either a dividend permitted by the proviso to Section 6.2(b)(iii) on SUNS Common Stock or a dividend permitted by the proviso to Section 6.1(b)(iii) on SRT Common Stock received in the Merger.

(b) In the event that either SRT or SUNS shall declare or pay any dividend or other distribution that is expressly permitted pursuant to the proviso at the end of Section 6.1(b)(iii) or Section 6.2(b)(iii), respectively, it shall notify the other Party at least twenty (20) days prior to the Closing Date, and such other Party shall be entitled to declare a dividend per share payable (i) in the case of SRT, to holders of SRT Common Stock, in an amount per share of SRT Common Stock equal to the product of (A) the dividend declared by SUNS with respect to each share of SUNS Common Stock by (B) the Exchange Ratio, and (ii) in the case of SUNS, to holders of SUNS Common Stock, in an amount per share of SUNS Common Stock equal to the quotient obtained by dividing (A) the dividend declared by SRT with respect to each share of SRT Common Stock by (B) the Exchange Ratio. The record date and time and payment date and time for any dividend payable pursuant to this Section 7.11(b) shall be prior to the Closing Date.

(c) Prior to the Merger Effective Time, each of SRT and SUNS shall declare and pay, subject to funds being legally available therefor, a cash dividend to its respective stockholders (in the case of SRT, the “SRT Stub Period Dividend” and, in the case of SUNS, the “SUNS Stub Period Dividend”). The record date for each of the SRT Stub Period Dividend and the SUNS Stub Period Dividend shall be the same date, which shall be three (3) Business Days before the applicable payment date (or, if the payment date is immediately prior to the Merger Effective Time, three (3) Business Days before the Closing Date), unless SRT and SUNS mutually agree to another record date that is not fewer than two (2) Business Days and not more than five (5) Business Days before the applicable payment date. The payment date for each of the SRT Stub Period Dividend and the SUNS Stub Period Dividend shall be the close of business on the last Business Day prior to the Closing Date or, if SRT and SUNS mutually agree, immediately prior to the Merger Effective Time. The per share amount of the SRT Stub Period Dividend shall be an amount not in excess of SRT’s then-most recent regular quarterly cash dividend on a per share basis, multiplied by the number of days elapsed since the record date for SRT’s most recent regular quarterly cash dividend through and including the day prior to the Closing Date, and divided by the actual number of days in the calendar quarter in which the Closing occurs. The per share amount of the SUNS Stub Period Dividend shall be an amount not in excess of SUNS’s then-most recent regular quarterly cash dividend on a per share basis, multiplied by the number of days elapsed since the record date for SUNS’s most recent regular quarterly cash dividend through and including the day prior to the Closing Date, and divided by the actual number of days in the calendar quarter in which the Closing occurs.

Section 7.12 Takeover Statutes. The Parties shall use their respective reasonable best efforts (a) to take all action necessary so that no Takeover Statute becomes applicable to the Merger or any of the other transactions contemplated by this Agreement and (b) if any such Takeover Statute becomes applicable to any of the foregoing, to take all action necessary so that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such Takeover Statute or the restrictions in the SUNS Charter or the SRT Charter on the Merger and the other transactions contemplated by this Agreement.

Section 7.13 Tax Matters.

(a) Each of SUNS and SRT shall use its reasonable best efforts (before and, as applicable, after the Merger Effective Time) to cause the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code, including by executing and delivering the tax representation letters referred to herein and, provided that the opinions of counsel described in Section 8.2(f) and Section 8.3(f) are delivered, unless otherwise required by a final determination within the meaning of Section 1313(a) of the Code (or a similar determination under applicable state or local Law), reporting consistently for all U.S. federal, state and local income Tax or other purposes. Neither SUNS nor SRT shall take any action that would, or Knowingly fail to take any action the failure of which would, reasonably be expected to cause the Merger to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code.

(b) SUNS shall (i) use its reasonable best efforts to obtain or cause to be provided the opinions referred to in Section 8.2(f) and Section 8.3(e), and (ii) deliver to SUNS Opinion Counsel, or other tax counsel to SUNS delivering the opinions referred to herein, the tax representation letters, dated as of the Closing Date, and signed by an officer of SUNS, in form and substance mutually agreeable to SRT and SUNS (such agreement not to be unreasonably withheld, conditioned or delayed), containing representations of SUNS reasonably necessary or appropriate to enable such counsel to render the tax opinions described in Section 8.2(f) and Section 8.3(e). The tax representation letter described in clause (ii) above shall also be provided to SRT, and for purposes of the opinion required by Section 8.3(f), SRT may rely on the representation letter provided pursuant to this Section 7.13(b) in connection with making the representations in the tax representation letter provided to SRT Opinion Counsel for the purposes of the opinion to be issued pursuant to Section 8.3(f).

(c) SRT shall (i) use its reasonable best efforts to obtain or cause to be provided the opinions referred to in Section 8.3(f) and Section 8.2(e), and (ii) deliver to SRT Opinion Counsel, or other tax counsel to SRT delivering the opinions referred to herein, a tax representation letter, dated as of the Closing Date, and signed by an officer of SRT, in form and substance mutually agreeable to SRT and SUNS (such agreement not to be unreasonably withheld, conditioned or delayed), containing representations of SRT reasonably necessary or appropriate to enable such counsel to render the tax opinions described in Section 8.3(f) and Section 8.2(e). The tax representation letters described in clause (ii) above shall also be provided to SUNS, and for purposes of the opinion required by Section 8.2(f), SUNS may rely on the representation letter provided pursuant to this Section 7.13(c) in connection with making the representations in the tax representation letter provided to SUNS Opinion Counsel for the purposes of the opinion to be issued pursuant to Section 8.2(f).

(d) SUNS and SRT shall reasonably cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer or stamp taxes, any transfer, recording, registration and other fees and any similar taxes that become payable in connection with the transactions contemplated by this Agreement (together with any related interest, penalties or additions to such taxes, “Transfer Taxes”), and shall reasonably cooperate in attempting to minimize the amount of Transfer Taxes. These taxes (and the necessary tax returns) shall be the obligations of and timely paid (or filed) by SUNS and SUNS Subsidiaries, as applicable, without deduction or withholding from or to the Merger Consideration.

(e) With respect to the taxable year of SRT ending with the Merger Effective Time, SRT shall take all necessary actions, including declaring and paying dividends sufficient to satisfy its requirement under Section 857(a)(1), to cause SRT to qualify as a REIT for its shortened taxable year ending with the Merger Effective Time.

Section 7.14 Cooperation. SRT shall, and shall cause its Representatives to use its and their respective commercially reasonable efforts to promptly take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper and advisable to cooperate with all reasonable requests of SUNS in connection with any amendment, refinancing or replacement of the existing credit facilities of SUNS or any SUNS Subsidiary or of the existing credit facilities of SRT or of any other debt instrument of SRT or any SRT Subsidiary as may be sought by SUNS, in its reasonable discretion; provided that (i) SUNS shall bear all reasonable out-of-pocket costs and expenses incurred by SRT and its Representatives in connection with such cooperation and (ii) SRT shall not be required to take any action pursuant to this Section 7.14 that would reasonably be expected to be materially disruptive to the business or operations of SRT or any SRT Subsidiary.

Section 7.15 Termination of SRT Management Agreement. Effective as of the Merger Effective Time, the SRT Management Agreement shall be terminated in accordance with the SRT Manager Termination Agreement without any further obligation or liability on the part of SRT or any SRT Subsidiary, subject to the payment of any unpaid installments of Base Management Fees or Incentive Compensation (each as defined in the SRT Management Agreement) and any unpaid expense reimbursements to which SRT Manager is entitled pursuant to the terms of the SRT Management Agreement. SRT shall not amend, modify or waive any rights under the SRT Manager Termination Agreement without SUNS’s prior written consent.

Section 7.16 SRT Special Distribution. SRT shall reasonably consult with SUNS in fixing the payment date for the SRT Special Distribution and the record date for determining which holders of SRT Common Stock are entitled to receive the SRT Special Distribution, which record date shall be on a Business Day prior to the Closing Date, and which payment date shall be prior to the Closing Date.

Section 7.17 Section 280G of the Code. Prior to the Closing Date, if any payment or benefit that could be received or retained by any Person who is a “disqualified individual” (within the meaning of Section 280G of the Code) with respect to SRT or any SRT Subsidiary (each, a “Disqualified Individual”), as a result of the transactions contemplated by this Agreement (alone or with any other event), could reasonably be expected to constitute a “parachute payment” (within the meaning of Section 280G of the Code) (a “Parachute Payment”), then SRT shall use commercially reasonable efforts to (a) obtain from each such Disqualified Individual a written waiver of his or her right to receive or retain any portion of such payments or benefits to the extent that, in the absence of the 280G Stockholder Approval, the value thereof (when aggregated with all other payments and benefits required to be aggregated under Section 280G of the Code) would constitute a Parachute Payment (the “Waived 280G Benefits”), such that none of the Waived 280G Benefits shall be paid or provided unless and until such approval is obtained in accordance with Section 280G(b)(5)(B) of the Code, and (b) with respect to any such Person who executes such a waiver, thereafter submit the Waived 280G Benefits for approval by SRT Stockholders in a separate vote intended to satisfy the requirements of Section 280G(b)(5)(B) of the Code, together with required disclosure to each SRT Stockholder entitled to vote of all material facts concerning such payments (the “280G Stockholder Approval”). If such 280G Stockholder Approval is not obtained, no Waived 280G Benefits shall be paid or retained to the extent they would be “excess parachute payments” (within the meaning of Section 280G of the Code). SRT shall provide SUNS and its counsel a reasonable opportunity to review and comment on the calculations, waivers, and stockholder materials before they are distributed, and SUNS shall provide SRT and its counsel the information reasonably necessary (including any agreement, contract, arrangement or plan entered into by SUNS or its Affiliates and any employee or other service provider of SRT or any SRT Subsidiary (collectively, the “SUNS Arrangements”)) for SRT to complete its Section 280G determinations. The Parties shall work together in good faith with respect to the matters contemplated by this Section 7.17, and SUNS shall provide SRT and its counsel with notice of any SUNS Arrangements as far in advance as reasonably practicable prior to the stockholder vote contemplated by this Section 7.17. This Section 7.17 shall not apply to any SUNS Arrangements unless such SUNS Arrangements have been disclosed to SRT and its counsel at least forty-five (45) days prior to the Closing Date. To the extent any SUNS Arrangement is not disclosed to SRT and its counsel prior to such time, compliance with this Section 7.17 shall be determined as if such SUNS Arrangement had not been entered into. Notwithstanding the foregoing, obtaining such stockholder approval shall not be a condition to the Closing.

Article 8

CONDITIONS

Section 8.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of the Parties to effect the Merger and to consummate the other transactions contemplated by this Agreement are subject to the satisfaction or, to the extent permitted by Law, waiver by each of the Parties at or prior to the Merger Effective Time of the following conditions:

(a) Authorizations. All consents, authorizations, orders or approvals of each Governmental Authority necessary for the consummation of the Merger and the other transactions contemplated by this Agreement set forth in Section 8.1(a) of the SRT Disclosure Letter and Section 8.1(a) of the SUNS Disclosure Letter shall have been obtained.

(b) Stockholder Approvals. The Stockholder Approvals shall have been obtained.

(c) No Injunctions or Restraints. No Order issued by any Governmental Authority of competent jurisdiction prohibiting consummation of the Merger shall be in effect, and no Law shall have been enacted, entered, promulgated or enforced by any Governmental Authority that, in any case, prohibits, restrains, enjoins or makes illegal the consummation of the Merger or the other transactions contemplated by this Agreement.

Section 8.2 Conditions to Obligations of SUNS, Merger Sub and SUNS Manager. The obligations of SUNS and Merger Sub to effect the Merger and SUNS, Merger Sub and SUNS Manager to consummate the other transactions contemplated by this Agreement are subject to the satisfaction or, to the extent permitted by Law, waiver by SUNS (which means waiver by the SUNS Special Committee), at or prior to the Merger Effective Time, of the following additional conditions:

(a) Representations and Warranties. (i) The representations and warranties of SRT set forth in the Fundamental Representations (except the first sentence of Section 4.1(a) (Organization and Qualification; Subsidiaries) and Section 4.4(a) (Capital Structure)) shall be true and correct in all material respects as of the date of this Agreement and as of the Merger Effective Time, as though made as of the Merger Effective Time, (ii) the representations and warranties set forth in the first sentence of Section 4.1(a) (Organization and Qualification; Subsidiaries) and Section 4.4(a) (Capital Structure) shall be true and correct in all but de minimis respects as of the date of this Agreement and as of the Merger Effective Time as though made as of the Merger Effective Time and (iii) each of the other representations and warranties of SRT contained in this Agreement shall be true and correct as of the date of this Agreement and as of the Merger Effective Time, as though made as of the Merger Effective Time, except where the failure of such representations or warranties to be true and correct (without giving effect to any materiality or SRT Material Adverse Effect qualifications set forth therein), individually or in the aggregate, does not have and would not reasonably be expected to have a SRT Material Adverse Effect; provided, however, that representations and warranties that are made as of a specific date shall be so true and correct in accordance with clauses (i) through (iii) only on and as of such date.

(b) Performance of Covenants and Obligations of SRT. SRT shall have performed in all material respects all obligations, and complied in all material respects with all agreements and covenants, required to be performed by it under this Agreement on or prior to the Closing.

(c) Absence of Material Adverse Change. Since the date of this Agreement, no event, circumstance, change, effect, development, condition or occurrence shall exist or have occurred that, individually or in the aggregate, constitutes, or would reasonably be expected to constitute, a SRT Material Adverse Effect.

(d) Delivery of Certificate. SRT shall have delivered to SUNS a certificate, dated the date of the Closing and signed by its chief executive officer and chief financial officer on behalf of SRT, certifying to the effect that the conditions set forth in Section 8.2(a), Section 8.2(b) and Section 8.2(c) have been satisfied.

(e) REIT Opinion. SUNS shall have received a written opinion of SRT Opinion Counsel or other nationally recognized tax counsel to SRT reasonably satisfactory to SUNS, dated as of the Closing Date and in form and substance reasonably satisfactory to SUNS, to the effect that, commencing with SRT’s short taxable year ended December 31, 2024, SRT has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code and its actual method of operation has enabled and will enable SRT to continue to meet the requirements for qualification and taxation as a REIT under the Code through the Merger Effective Time, which opinion will be subject to customary exceptions, assumptions and qualifications and based on customary representations contained in an officer’s certificate executed by SRT, provided that SUNS is given a reasonable opportunity to review such representations and finds them reasonably acceptable. In addition, SRT shall have granted to SUNS and delivered to SUNS evidence of an Excepted Holder Limit of 100% for SUNS pursuant to the SRT Charter.

(f) Section 368 Opinion. SUNS shall have received a written opinion of SUNS Opinion Counsel, or other nationally recognized tax counsel to SUNS, dated as of the Closing Date, in form and substance reasonably acceptable to SUNS, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code, which opinion will be subject to customary exceptions, assumptions and qualifications. In rendering such opinion, such counsel may rely upon the tax representation letters described in Section 7.13.

(g) Lock-Up Agreement. The Lock-Up Agreement shall be in full force and effect.

(h) SRT Manager Termination Agreement. SRT and the SRT Manager shall have performed all of their respective obligations under the SRT Manager Termination Agreement that are required to be performed prior to the Closing, and the SRT Management Agreement shall be terminated without any further liability to any of the parties thereto, effective as of the Merger Effective Time, in accordance with the terms in the SRT Manager Termination Agreement.

Section 8.3 Conditions to Obligations of SRT. The obligations of SRT to effect the Merger and to consummate the other transactions contemplated by this Agreement are subject to the satisfaction or, to the extent permitted by Law, waiver by SRT (which means waiver by the SRT Special Committee) at or prior to the Merger Effective Time, of the following additional conditions:

(a) Representations and Warranties. (i) The representations and warranties of SUNS, Merger Sub and SUNS Manager set forth in the Fundamental Representations (except the first sentence of Section 5.1(a) (Organization and Qualification; Subsidiaries) and Section 5.4(a) (Capital Structure)), shall be true and correct in all material respects as of the date of this Agreement and as of the Merger Effective Time, as though made as of the Merger Effective Time, (ii) the representations and warranties set forth in the first sentence of Section 5.1(a) (Organization and Qualification; Subsidiaries) and Section 5.4(a) (Capital Structure) shall be true and correct in all but de minimis respects as of the date of this Agreement and as of the Merger Effective Time as though made as of the Merger Effective Time and (iii) each of the other representations and warranties of SUNS, Merger Sub and SUNS Manager contained in this Agreement shall be true and correct as of the date of this Agreement and as of the Merger Effective Time, as though made as of the Merger Effective Time, except where the failure of such representations or warranties to be true and correct (without giving effect to any materiality or SUNS Material Adverse Effect qualifications set forth therein), individually or in the aggregate, does not have and would not reasonably be expected to have a SUNS Material Adverse Effect; provided, however, that representations and warranties that are made as of a specific date shall be so true and correct in accordance with clauses (i) through (iii) only on and as of such date.

(b) Performance of Covenants and Obligations of SUNS, Merger Sub and SUNS Manager. SUNS, Merger Sub and SUNS Manager shall have performed in all material respects all obligations, and complied in all material respects with all agreements and covenants, required to be performed by them under this Agreement on or prior to the Closing.

(c) Absence of Material Adverse Change. Since the date of this Agreement, no event, circumstance, change, effect, development, condition or occurrence shall exist or have occurred that, individually or in the aggregate, constitutes, or would reasonably be expected to constitute, a SUNS Material Adverse Effect.

(d) Delivery of Certificate. SUNS shall have delivered to SRT a certificate, dated the date of the Closing and signed by its chief executive officer and chief financial officer on behalf of SUNS certifying to the effect that the conditions set forth in Section 8.3(a), Section 8.3(b) and Section 8.3(c) have been satisfied.

(e) REIT Opinion. SRT shall have received a written opinion of SUNS Opinion Counsel, or other nationally recognized tax counsel to SUNS reasonably satisfactory to SRT, dated as of the Closing Date and in form and substance reasonably satisfactory to SRT, to the effect that, commencing with SUNS’s taxable year that ended on December 31, 2024, SUNS has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code and its actual method of operation has enabled and will enable SUNS to continue to meet the requirements for qualification and taxation as a REIT under the Code for its taxable year which includes the Merger Effective Time and thereafter, which opinion will be subject to customary exceptions, assumptions and qualifications and based on customary representations contained in an officer’s certificate executed by SUNS; provided that SRT is given a reasonable opportunity to review such representations and finds them reasonably acceptable.

(f) Section 368 Opinion. SRT shall have received a written opinion of SRT Opinion Counsel, or other nationally recognized tax counsel to SRT, dated as of the Closing Date, in form and substance reasonably acceptable to SRT, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code, which opinion will be subject to customary exceptions, assumptions and qualifications. In rendering such opinion, such counsel may rely upon the tax representation letters described in Section 7.13.

(g) SUNS A&R Management Agreement. The SUNS A&R Management Agreement shall be in full force and effect as of the Closing.

Article 9

TERMINATION, FEES AND EXPENSES, AMENDMENT AND WAIVER

Section 9.1 Termination. This Agreement may be terminated and the Merger and the other transactions contemplated by this Agreement may be abandoned at any time prior to the Merger Effective Time, notwithstanding receipt of the Stockholder Approvals (except as otherwise specified in this Section 9.1):

(a) by mutual written consent of each of SUNS and SRT;

(b) by either SUNS or by SRT:

(i) if the Merger shall not have occurred on or before 11:59 p.m., Eastern time, on March 5, 2027 (the “Outside Date”); provided, that the right to terminate this Agreement pursuant to this Section 9.1(b)(i) shall not be available to any Party if the failure of such Party (or, in the case of SUNS, Merger Sub) to perform or comply in all material respects with the obligations, covenants or agreements of such Party set forth in this Agreement shall have been the primary cause of, or resulted in, the failure of the Merger to be consummated by the Outside Date;

(ii) if any Governmental Authority of competent jurisdiction shall have issued an Order permanently restraining or otherwise prohibiting the transactions contemplated by this Agreement, and such Order shall have become final and nonappealable; provided, that the right to terminate this Agreement under this Section 9.1(b)(ii) shall not be available to a Party if the issuance of such final, non-appealable Order was primarily due to the failure of such Party (or, in the case of SUNS, Merger Sub) to perform or comply in all material respects with any of its obligations, covenants or agreements under this Agreement; or

(iii) (A) if the SRT Stockholders Meeting (after giving effect to any adjournments or postponements thereof) shall have been held and been concluded and the SRT Stockholder Approval shall not have been obtained or (B) if the SUNS Stockholders Meeting (after giving effect to any adjournments or postponements thereof) shall have been held and been concluded and the SUNS Stockholder Approval shall not have been obtained;

(c) by SRT:

(i) if a breach of any representation or warranty or failure to perform or comply with any obligation, covenant or agreement on the part of SUNS or Merger Sub set forth in this Agreement has occurred that would cause any of the conditions set forth in Section 8.1 or Section 8.3 not to be satisfied (a “SUNS Terminating Breach”), which breach or failure to perform or comply cannot be cured, or, if capable of cure, has not been cured by the earlier of twenty (20) days following written notice thereof from SRT to SUNS and two (2) Business Days before the Outside Date; provided, however, that SRT shall not have such right to terminate this Agreement if a SRT Terminating Breach shall have occurred and be continuing at the time SRT delivers notice of its election to terminate this Agreement pursuant to this Section 9.1(c)(i);

(ii) at any time before the SRT Stockholder Approval is obtained, in order to enter into an Alternative Acquisition Agreement with respect to a SRT Superior Proposal in accordance with the provisions of Section 7.4; provided, however, that SRT shall have complied with Section 7.4 and shall have paid or shall concurrently pay to SUNS in full the SRT Termination Payment in accordance with Section 9.3(b); or

(iii) if, at any time prior to the receipt of the SUNS Stockholder Approval, (A) the SUNS Board has made a SUNS Adverse Recommendation Change, (B) a tender offer or exchange offer for any shares of SUNS Common Stock that constitutes a SUNS Acquisition Proposal is commenced and the SUNS Board fails to recommend against acceptance of such tender offer or exchange offer by the SUNS Stockholders and to publicly reaffirm the SUNS Board Recommendation within ten (10) Business Days of being requested to do so by SRT or (C) SUNS shall have breached or failed to comply in any material respect with any of its obligations under Section 7.5.

(d) by SUNS:

(i) if a breach of any representation or warranty or failure to perform or comply with any obligation, covenant or agreement on the part of SRT set forth in this Agreement has occurred that would cause any of the conditions set forth in Section 8.1 or Section 8.2 not to be satisfied (a “SRT Terminating Breach”), which breach or failure to perform or comply cannot be cured, or if capable of cure, has not been cured by the earlier of twenty (20) days following written notice thereof from SUNS to SRT and two (2) Business Days before the Outside Date; provided, however, that SUNS shall not have such right to terminate this Agreement if a SUNS Terminating Breach shall have occurred and be continuing at the time SUNS delivers notice of its election to terminate this Agreement pursuant to this Section 9.1(d)(i);

(ii) at any time before the SUNS Stockholder Approval is obtained, in order to enter into an Alternative Acquisition Agreement with respect to a SUNS Superior Proposal in accordance with the provisions of Section 7.5; provided, however, that SUNS shall have complied with Section 7.5 and shall have paid or shall concurrently pay to SRT in full the SUNS Termination Payment in accordance with Section 9.3(b); or

(iii) if, at any time prior to the receipt of the SRT Stockholder Approval, (A) the SRT Board has made a SRT Adverse Recommendation Change, (B) a tender offer or exchange offer for any shares of SRT Common Stock that constitutes a SRT Acquisition Proposal is commenced and the SRT Board fails to recommend against acceptance of such tender offer or exchange offer by SRT Stockholders and to publicly reaffirm the SRT Board Recommendation within ten (10) Business Days of being requested to do so by SUNS or (C) SRT shall have breached or failed to comply in any material respect with any of its obligations under Section 7.4.

Section 9.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 9.1, written notice thereof shall forthwith be given to the other Parties, in accordance with the provisions of Section 10.2, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of any of the Parties, except that the Confidentiality Agreement and the provisions of Section 4.20 (No Other Representations and Warranties; Non-Reliance), Section 5.22 (No Other Representations and Warranties; Non-Reliance), this Section 9.2, Section 9.3 (Fees and Expenses) and Article 10 (General Provisions) shall survive the termination of this Agreement; provided, that no such termination shall relieve any Party from any liability or damages resulting from actual and intentional fraud or any intentional and willful material breach that is the consequence of an act or omission by a Party with such Party’s Knowledge that the taking of such act (or failure to act) would cause a material breach of this Agreement.

Section 9.3 Fees and Expenses.

(a) Except as otherwise provided in this Section 9.3, all fees and expenses shall be paid by the Party incurring such fees or expenses, whether or not the Merger is consummated.

(b) In the event that this Agreement is terminated:

(i) (A) (1) by SRT or SUNS pursuant to Section 9.1(b)(i) [Outside Date] (and the SRT Stockholder Approval has not been obtained) or (2) by SUNS pursuant to Section 9.1(d)(i) [SRT Breach], (B) on or before the date of any such termination, a SRT Acquisition Proposal shall have been publicly announced or publicly disclosed or otherwise publicly communicated to SRT or the SRT Board or SRT Special Committee and not withdrawn prior to such date and (C) within nine (9) months after the date of such termination, SRT or any SRT Subsidiary (I) consummates a SRT Acquisition Proposal or (II) enters into a definitive agreement providing for a SRT Acquisition Proposal that is consummated (whether or not within such nine-month period), then SRT shall pay SUNS the SRT Termination Payment. For purposes of this Section 9.3(b)(i), any reference in the definition of SRT Acquisition Proposal to “20%” shall be deemed to be a reference to “50%”;

(ii) (A) (1) by SRT or SUNS pursuant to Section 9.1(b)(i) [Outside Date] (and the SUNS Stockholder Approval has not been obtained) or (2) by SRT pursuant to Section 9.1(c)(i) [SUNS Breach], (B) on or before the date of any such termination, a SUNS Acquisition Proposal shall have been publicly announced or publicly disclosed or otherwise publicly communicated to SUNS or the SUNS Board or SUNS Special Committee and not withdrawn prior to such date and (C) within nine (9) months after the date of such termination, SUNS or any SUNS Subsidiary (I) consummates a SUNS Acquisition Proposal or (II) enters into a definitive agreement providing for a SUNS Acquisition Proposal that is consummated (whether or not within such nine-month period), then SUNS shall pay SRT the SUNS Termination Payment. For purposes of this Section 9.3(b)(ii), any reference in the definition of SUNS Acquisition Proposal to “20%” shall be deemed to be a reference to “50%”;

(iii) by SRT pursuant to Section 9.1(c)(ii) [SRT Superior Proposal], then SRT shall pay to SUNS an amount equal to the SRT Termination Payment;

(iv) by SUNS pursuant to Section 9.1(d)(iii) [SRT Adverse Recommendation Change], then SRT shall pay to SUNS the SRT Termination Payment;

(v) by SRT pursuant to Section 9.1(c)(iii) [SUNS Adverse Recommendation Change], then SUNS shall pay to SRT the SUNS Termination Payment; or

(vi) by SUNS pursuant to Section 9.1(d)(ii) [SUNS Superior Proposal], then SUNS shall pay to SRT the SUNS Termination Payment.

(c) Termination Payments. In no event shall SUNS be entitled to receive more than one payment of a SRT Termination Payment. In no event shall SRT be entitled to receive more than one payment of a SUNS Termination Payment. Payment of the SRT Termination Payment or the SUNS Termination Payment, as applicable, shall be made by wire transfer of same day funds to the account or accounts designated by the Party receiving such funds, (i) in the case of any amount payable pursuant to Section 9.3(b)(i) or Section 9.3(b)(ii), concurrently with the consummation of the SRT Acquisition Proposal or SUNS Acquisition Proposal, as applicable; (ii) immediately prior to or concurrently with termination in the case of any amount payable pursuant to Section 9.3(b)(iii) or Section 9.3(b)(vi); and (iii) as promptly as reasonably practicable after termination (and, in any event, within two (2) Business Days thereof), in the case of any amount payable pursuant to Section 9.3(b)(iv) or Section 9.3(b)(v). Notwithstanding anything in this Agreement to the contrary, neither the SRT Termination Payment nor the SUNS Termination Payment shall be payable in the event that SUNS and SRT are acquired by a Third Party, whether structured as a merger, consolidation, share exchange, business combination, tender or share exchange, asset or securities purchase or similar transaction or series of related transactions and regardless of the form of consideration; provided, that (i) such acquisitions occur substantially concurrently, (ii) the closing of the acquisition or merger of one Party is expressly conditioned upon the closing of the acquisition or merger of the other Party, (iii) in the event that the acquisition of SUNS closes but the acquisition of SRT does not close (or is not consummated substantially concurrently with the acquisition of SUNS), then SUNS (or its successor) shall pay to SRT the SUNS Termination Payment, and (iv) in the event that the acquisition of SRT closes but the acquisition of SUNS does not close (or is not consummated substantially concurrently with the acquisition of SRT), then SRT (or its successor) shall pay to SUNS the SRT Termination Payment.

(d) (i) In the event that the SRT Termination Payment becomes payable and is paid hereunder, then such payment shall be SUNS’s and its Affiliates’ sole and exclusive remedy as liquidated damages for any and all losses or damages of any nature against SRT and the SRT Subsidiaries and their respective Representatives in respect of this Agreement and the transactions contemplated hereby; and (ii) in the event that the SUNS Termination Payment becomes payable and is paid hereunder, then such payment shall be SRT’s and its Affiliates’ sole and exclusive remedy as liquidated damages for any and all losses or damages of any nature against SUNS and the SUNS Subsidiaries and their respective Representatives in respect of this Agreement and the transactions contemplated hereby.

(e) Each of the Parties acknowledges that the agreements contained in this Section 9.3 are an integral part of the transactions contemplated by this Agreement, and that without these agreements, the other Parties would not enter into this Agreement. Accordingly, if SRT or SUNS (such Party, the “Termination Payor”) fails to timely pay the SRT Termination Payment or the SUNS Termination Payment, as applicable, to SUNS or SRT, respectively (such Party, the “Termination Payee”) pursuant to Section 9.3(b) and, in order to obtain the payment, the Termination Payee commences an Action that results in a judgment against the Termination Payor for the payment set forth in this Section 9.3, the Termination Payor shall pay to the Termination Payee its reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) in connection with such Action, together with interest on such amount at a rate per annum equal to the prime rate published in the Wall Street Journal in effect on the date such payment was required to be made through the date of payment.

(f) If the Termination Payor becomes obligated to pay a fee under this Section 9.3, then, if requested by the Termination Payee, the Termination Payor shall deposit into escrow an amount in cash equal to the applicable Termination Payment with an escrow agent selected by the Termination Payee, after reasonable consultation with the Termination Payor, and pursuant to a written escrow agreement (the “Escrow Agreement”) reflecting the terms set forth in this Section 9.3(f) and otherwise reasonably acceptable to the Termination Payor and the escrow agent. The payment or deposit into escrow of the SRT Termination Payment or SUNS Termination Payment, as applicable, shall be made by SRT or SUNS, respectively, in accordance with the timing set forth in Section 9.3(c) or, at the Termination Payee’s reasonable request, promptly after receipt of notice from the Termination Payee that the Escrow Agreement has been executed by the parties thereto. The Escrow Agreement shall provide that the applicable Termination Payment in escrow or the applicable portion thereof shall be released to the Termination Payee on an annual basis based upon the delivery by the Termination Payee to the escrow agent of any one (or a combination) of the following:

(i) a letter from the Termination Payee’s independent certified public accountants indicating the maximum amount that can be paid by the escrow agent to the Termination Payee without causing the Termination Payee to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code for the applicable taxable year of the Termination Payee determined as if the payment of such amount did not constitute income described in Sections 856(c)(2)(A)-(I) or 856(c)(3)(A)-(I) of the Code (such income, “Qualifying REIT Income”), in which case the escrow agent shall release to the Termination Payee such maximum amount stated in the accountant’s letter;

(ii) a letter from the Termination Payee’s counsel indicating that the Termination Payee received a private letter ruling from the IRS holding that the receipt by the Termination Payee of the applicable Termination Payment would either constitute Qualifying REIT Income or would be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code, in which case the escrow agent shall release to the Termination Payee the remainder of the SRT Termination Payment or SUNS Termination Payment, as applicable; or

(iii) a letter from the Termination Payee’s counsel indicating that the Termination Payee has received a tax opinion from the Termination Payee’s outside counsel or accountant to the effect that the receipt by the Termination Payee of the SRT Termination Payment or SUNS Termination Payment, as applicable, should either constitute Qualifying REIT Income or should be excluded from gross income within the meaning of Section 856(c)(2) and (3) of the Code, in which case the escrow agent shall release to the Termination Payee the remainder of the SRT Termination Payment or SUNS Termination Payment, as applicable.

(g) The Escrow Agreement shall further provide that, at the end of the third calendar year beginning after the date on which the Termination Payor’s obligation to pay the applicable Termination Payment arose (or earlier if directed by the Termination Payee), any remaining amount then being held in escrow by the escrow agent shall be disbursed to the Termination Payor and, in the event the SRT Termination Payment or SUNS Termination Payment, as applicable, has not by then been paid in full, such unpaid portion shall never be due. The Parties agree to cooperate in good faith to amend Section 9.3(f) at the reasonable request of the Termination Payee in order to (A) maximize the portion that may be distributed to the Termination Payee hereunder without causing the Termination Payee to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code, (B) improve the Termination Payee’s chances of securing the favorable private letter ruling from the IRS described in Section 9.3(f) or (C) assist the Termination Payee in obtaining the favorable tax opinion from its outside counsel or accountant described in Section 9.3(f). The Escrow Agreement shall provide that the Termination Payee shall bear all costs and expenses under the Escrow Agreement. The Termination Payor shall not be a party to the Escrow Agreement and shall not bear any liability, cost or expense resulting directly or indirectly from the Escrow Agreement (other than any Taxes imposed on the Termination Payor in connection therewith).

Article 10

GENERAL PROVISIONS

Section 10.1 Nonsurvival of Representations and Warranties and Certain Covenants. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Merger Effective Time. The covenants to be performed prior to or at the Closing shall terminate at the Closing. This Section 10.1 shall not limit any covenant or agreement of the Parties that by its terms contemplates performance after the Merger Effective Time or the full force and effect of Article 1, this Article 10 or the definitions of capitalized terms not substantively defined in Article 1.

Section 10.2 Notices. All notices, requests, claims, consents, demands and other communications under this Agreement shall be in writing and shall be deemed given or made on the date of receipt by the recipient thereof if received on or prior to 11:59 p.m., New York City time, if delivered personally, sent by overnight courier (providing proof of delivery) to the Parties or sent by facsimile or e-mail of a portable document form (pdf) attachment (providing confirmation of transmission (other than by automatic response)) at the following addresses or facsimile numbers (or at such other address or facsimile number for a Party as shall be specified by like notice):

(a)	if to SRT to:

Southern Realty Trust Inc.

525 Okeechobee Blvd., Suite 1650

West Palm Beach, FL 33401

Attn: Gabriel Katz

E-mail: ***

with copies (which shall not constitute notice) to:

Vinson & Elkins LLP

1114 Avenue of the Americas, 32nd Floor

New York, New York 10036

Attn: Zachary Swartz; Greg Cope

E-mail: ***

(b)	if to SUNS or Merger Sub to:

Sunrise Realty Trust, Inc.

525 Okeechobee Blvd., Suite 1650

West Palm Beach, FL 33401

Attn: Brandon Hetzel

E-mail: ***

with copies (which shall not constitute notice) to:

Hunton Andrews Kurth LLP

2200 Pennsylvania Avenue, NW

Washington, DC 20037

Attn: Robert K. Smith; Steven M. Haas

E-mail: ***

Venable LLP

750 East Pratt Street

Baltimore, Maryland 21202

Attn: Jeffrey M. Keehn

E-Mail: ***

Section 10.3 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced under any present or future Law, or public policy, (a) such term or other provision shall be fully separable, (b) this Agreement shall be construed and enforced as if such invalid, illegal or unenforceable provision had never comprised a part hereof and (c) all other conditions and provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable term or other provision or by its severance here from so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible.

Section 10.4 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which together shall be deemed one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the Parties and delivered (electronically by email or facsimile) to the other Parties. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in portable document form (pdf), or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

Section 10.5 Entire Agreement; No Third-Party Beneficiaries. This Agreement (including the Exhibits, Schedules, the SUNS Disclosure Letter and the SRT Disclosure Letter) and the Confidentiality Agreement (a) constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter of this Agreement and (b) except for the provisions of Section 7.9 (Indemnification), which, from and after the Merger Effective Time, shall be for the benefit of the Indemnified Parties, are not intended to confer upon any Third Party other than the Parties hereto any rights or remedies. The representations and warranties in this Agreement are the product of negotiations among the Parties and any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with Section 10.6 without notice or liability to any Third Party. Consequently, Third Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 10.6 Amendment; Extension; Waiver. At any time prior to the Merger Effective Time, the Parties may, to the extent permitted under applicable Law and except as otherwise set forth herein, (a) amend any provision of this Agreement, (b) extend the time for the performance of any of the obligations or other acts of the other Parties, (c) waive any inaccuracies in the representations and warranties of the other Party contained in this Agreement or in any document delivered pursuant to this Agreement or (d) waive compliance with any of the agreements or conditions contained in this Agreement. Any such amendment of this Agreement shall be valid only if specifically set forth in an instrument in writing signed on behalf of all Parties. Any such grant by a Party of an extension or waiver in respect of any provision of this Agreement shall be valid only if specifically set forth in an instrument in writing by such Party. The failure of any Party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law, except to the extent expressly provided otherwise in Section 9.3 (Fees and Expenses).

Section 10.7 Governing Law; Venue.

(a) This Agreement, and all claims or causes of actions (whether at Law, in contract or in tort) that may be based upon, arise out of or related to this Agreement or the negotiation, execution or performance of this Agreement, shall be governed by, and construed in accordance with, the laws of the State of Maryland without giving effect to its conflicts of laws principles (regardless of whether the State of Maryland or any other jurisdiction would cause the application of the Laws of any jurisdiction other than the State of Maryland).

(b) All disputes arising out of or relating to this Agreement shall be heard and determined exclusively in any Maryland state or federal court. Each of the Parties hereby irrevocably and unconditionally (i) submits to the exclusive jurisdiction of any such Maryland state or federal court for the purpose of any Action arising out of or relating to this Agreement brought by any Party, (ii) agrees not to commence any such Action except in such courts, (iii) agrees that any claim in respect of any Action may be heard and determined in any such Maryland state or federal court, (iv) waives, to the fullest extent permitted by applicable Law, any objection which it may now or hereafter have to the laying of venue of any such Action, (v) waives, to the fullest extent permitted by applicable Law, the defense of an inconvenient forum to the maintenance of such dispute and (vi) agrees, with respect to any Action filed in a Maryland state court, to jointly request an assignment to the Maryland Business and Technology Case Management Program. Each of the Parties agrees that a final judgment in any such dispute shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party irrevocably consents to service of process in the manner provided for notices in Section 10.2. Nothing in this Agreement will affect the right of any Party to serve process in any other manner permitted by Law.

Section 10.8 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned or delegated, in whole or in part, by operation of Law or otherwise, by any of the Parties without the prior written consent of the other Parties. This Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and assigns, and any attempted or purported assignment or delegation in violation of this Section 10.8 shall be null and void.

Section 10.9 Specific Performance. The Parties agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that, prior to the effective time of any termination of this Agreement pursuant to Article 9, each Party shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, and each Party hereby waives any requirement for the securing or posting of any bond in connection with such remedy, this being in addition to any other remedy to which such Party is entitled at Law or in equity. In the event that any Action should be brought in equity to enforce the provisions of this Agreement, no Party shall allege, and each Party hereby waives the defense, that there is an adequate remedy at law.

Section 10.10 Waiver of Jury Trial. EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT, ANY INSTRUMENT OR OTHER DOCUMENT DELIVERED PURSUANT TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY (a) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THE FOREGOING WAIVER, (b) ACKNOWLEDGES THAT IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER AND THAT IT MAKES THIS WAIVER VOLUNTARILY AND (c) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT, BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 10.10.

Section 10.11 Authorship. The Parties agree that the terms and language of this Agreement are the result of negotiations between the Parties and their respective advisors and, as a result, there shall be no presumption that any ambiguities in this Agreement shall be resolved against any Party. Any controversy over construction of this Agreement shall be decided without regard to events of authorship or negotiation.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be signed by their respective duly authorized officers, all as of the date first written above.

SUNRISE REALTY TRUST, INC.

By:	/s/ Brian Sedrish
Name:	Brian Sedrish
Title:	Chief Executive Officer

SUNRISE MERGER SUB, LLC

By:	Sunrise Realty Trust, Inc., its sole member

By:	/s/ Brian Sedrish
Name:	Brian Sedrish
Title:	Chief Executive Officer

SUNRISE MANAGER LLC

By:	/s/ Leonard M. Tannenbaum
Name:	Leonard M. Tannenbaum
Title:	Manager

[Signature Page to Agreement and Plan of Merger]

SOUTHERN REALTY TRUST INC.

By:	/s/ Brandon Hetzel
Name:	Brandon Hetzel
Title:	Chief Financial Officer

[Signature Page to Agreement and Plan of Merger]

EXHIBIT A

Form of SUNS A&R Management Agreement

[Intentionally Omitted]

A-1